Exhibit 99.1

Notice of Annual Meeting of Shareholders May 7, 2019 Toronto, Ontario Barrick Gold Corporation Information Circular

Inside this Circular

Barrick Gold Corporation | 2019 Circular	I

March 29, 2019
Letter from the Executive Chairman

Dear Fellow Shareholders,

On behalf of the Board of Directors, I have the pleasure of inviting you to our Annual Meeting of Shareholders.

Over the past four years, everything we have done has been focused on laying the groundwork for a transformation of the business to secure profitable long-term growth. Our results for 2018 show that while more remains to be done, we have made substantial progress towards this goal.

Barrick met its production guidance for the year, with zero fatalities and a reduction in our injury and environmental incident rates – a significant achievement in a business of this size, in an industry where recent events have again highlighted the critical importance of effective safety and environmental risk management. The annual dividend was increased by 33% on the back of strong cash flows and total debt reduction, leaving Barrick with a healthy balance sheet at the year-end.

The completion of our nil-premium merger with Randgold on January 1, 2019 marked a major advance towards our strategic goals. It has strengthened Barrick’s position of leadership in the senior gold peer group in every aspect of its business, accelerated the pace and effectiveness of change, and brought to Barrick a chief executive officer and a team with the best record of value creation, operational excellence and disciplined execution in the industry.

Barrick’s new President and Chief Executive Officer, Mark Bristow has moved quickly to select and integrate the corporate and operational management teams, and to align them with our new vision of becoming the world’s most valued gold business. We have renewed our commitment to a culture of partnership and ownership, defined our strategic investment filters, and agreed on the strategic initiatives that require immediate attention. These have already been launched and we look forward to reporting to you regularly on their development. We trust that by the end of the current year, we will be able to show that the merger has delivered on all that we promised, and we thank you for your continuing support.

Following the merger between Barrick and Randgold, Barrick’s Board was reconstituted and streamlined with nine directors, six of whom were appointed by Barrick and three by Randgold. The Barrick nominees were María Ignacia Benítez, Gustavo A. Cisneros, J. Michael Evans, Brian L. Greenspun, J. Brett Harvey (Lead Director) and me. The Randgold nominees were Mark Bristow, Christopher L. Coleman and Andrew J. Quinn. Very tragically, in late February María Ignacia Benítez passed away after a struggle with cancer. María joined Barrick’s Board of Directors in April 2018, and quickly became a trusted advisor and cherished friend to the Company. We will all greatly miss her sage counsel, her leadership, and equally, her deep sense of kindness and decency.

II	Barrick Gold Corporation | 2019 Circular

Also following the merger, the Board reconstituted its committees into three standing committees. These are Audit & Risk, chaired by J. Brett Harvey, Compensation, chaired by Christopher L. Coleman, and Corporate Governance & Nominating, chaired by Gustavo A. Cisneros.

The new Board nominees include international business leaders and mining industry professionals, and bring together a wide range of skills, experience and perspectives. It also has the expertise and institutional knowledge necessary to ensure a seamless integration of the Randgold operations into Barrick. Its composition is in line with our strategy of regularly strengthening and refreshing the Board, ensuring that it is equipped to address effectively the changes, opportunities and risks in our business.

Building on the clear success of our merger with Randgold, in March 2019 we announced an agreement with Newmont Mining Corporation to create a joint venture combining our respective mining operations, assets, reserves, and talent in Nevada. Ownership of the joint venture will be 61.5% Barrick and 38.5% Newmont, with Barrick as the operator. This agreement represents an historic accord between our companies that will allow us to unlock the enormous geological potential of the Nevada goldfields, something that has been attempted many times over more than two decades and which is a tribute to the new management team.

We invite you to review our information circular which details how to attend the Annual Meeting on May 7, 2019, how to vote and how to contact me, my fellow directors and the Company.

We thank you for your support and look forward to your participation in the Meeting.

Sincerely,

John L. Thornton

Executive Chairman

Barrick Gold Corporation | 2019 Circular	III

March 29, 2019
Letter from the Lead Director

Dear Fellow Shareholders,

As a Board of Directors, our work on your behalf is guided by three core principles: we are a highly engaged board; we seek feedback from and listen to our fellow owners; and we apply rigorous risk oversight across every area of the business, holding management to account. We believe in continually setting the bar higher and clearing it, and ensuring that the Company’s leaders do not stray from our core mission of becoming the world’s most valued gold mining business, to ensure we deliver sustainable returns for our owners and other partners.

In connection with the merger of Barrick and Randgold, which became effective on January 1, 2019, the Executive Chairman and I worked with the Corporate Governance & Nominating Committee to reconstitute a nine-member Board, seeking a balance of experience and knowledge of both companies in order to facilitate a seamless and effective transition. We believe that our Board members bring diverse and strategically relevant backgrounds to the Company, and reflect the global scale of the challenges, risks and opportunities facing our business today.

As our Executive Chairman noted in his letter, we sadly lost one of our directors, María Ignacia Benítez, to cancer in late February. Her loss has echoed across the Company and we all share in the immense grief felt by María’s family and friends. The Corporate Governance & Nominating Committee is now actively looking for an equally compelling and qualified female candidate to appoint to the Board.

Determining executive compensation is another core responsibility of the Board. At the heart of our partnership culture is the belief that leaders must be owners. The goal of our compensation system is to drive the highest possible emotional and financial ownership among the Company’s senior executives, now and over the long-term, while linking compensation to the Company’s performance and the experience of our shareholders. A significant portion of our leaders’ compensation is in the form of Barrick shares that must be held until they retire or leave the Company.

To determine the Executive Chairman’s incentive compensation for 2018, the Compensation Committee undertook an evaluation of his performance against a set of strategic goals, Barrick’s Return on Capital Employed (ROCE), as well as an assessment of the overall shareholder experience in 2018.

IV	Barrick Gold Corporation | 2019 Circular

In this regard, the Board recognized the Executive Chairman delivered against all the annual initiatives we set out for him in 2018, Barrick’s 3-year average ROCE performance of 8.3%, and his leadership in driving Barrick’s transformational merger with Randgold, following years of deliberate planning and execution. Mr. Thornton personally developed and executed the distinctive nil-premium merger, which strengthened Barrick’s position across all core metrics relative to its senior gold peers. Since the announcement of the merger up until completion of the transaction on January 1, 2019, our share price on the New York Stock Exchange increased 29%. This equated to an increase in our market capitalization of $3.6 billion. By comparison over the same period, the share price on the New York Stock Exchange and the Australian Securities Exchange of Barrick’s senior gold peers increased by an average of 7%, while the average market gold price also only increased by 7%. Considering these factors, and recognizing Barrick’s position as the best performing stock among its senior gold peers in 2018, the Committee recommended, and the independent directors approved, a total incentive compensation award of $9.735 million for the Executive Chairman. In keeping with Barrick’s industry-leading holding requirements and clawback provisions, Mr. Thornton was required to use a majority of the after-tax proceeds of this award to purchase Barrick shares, which he must hold until retirement, further building on his substantial ownership position of more than five million Barrick shares. He now holds 5,215,000 Barrick shares, nearly 29 times his base salary. Equally, our new President and Chief Executive Officer, Mark Bristow, converted his entire shareholding in Randgold to Barrick shares, and now owns more than five million Barrick shares.

For 2018, the Compensation Committee gave Barrick’s management leaders a collective grade of 50 out of 100, as measured against our long-term scorecard. Our Named Partners received an average score of 75 out of 100 on their personal scorecards, which are tailored to their individual responsibilities.

From nearly every perspective, 2018 was a transformational year for Barrick. As we move forward as one Company, it is incumbent on me and the other members of the Board to ensure that our leaders do not relent in their pursuit of Barrick’s over-arching objective: to be the world’s most valued gold mining business, and delivering sustainable returns to our owners and real benefits to our partners, host countries and communities.

Sincerely,

J.B. Harvey

Lead Director on behalf of the Barrick Board of Directors

Barrick Gold Corporation | 2019 Circular	V

Notice of 2019 Annual Meeting

Meeting Information

Date:	May 7, 2019

Time:	10:00 a.m., Toronto time

Location:	Hockey Hall of Fame and Museum, Tim Hortons Theatre, Brookfield Place, 30 Yonge Street, Toronto, Ontario, M5E 1X8, Canada

Live Webcast:	www.barrick.com/investors/agm

Fellow Shareholders:

You are invited to attend Barrick’s 2019 Annual Meeting of Shareholders (the Meeting) at which you will be asked to vote:

•	To elect eight director nominees;

•	To appoint PricewaterhouseCoopers LLP as our auditor for 2019; and

•	To approve our non-binding advisory vote on our approach to executive compensation.

Shareholders will also transact any other business properly brought before the Meeting.

Barrick’s Board of Directors has approved the contents of this Notice and Circular and the sending of this Notice and Circular to our shareholders, each of our directors, and our auditor.

If you plan to attend the Meeting in person, you will need to register with our transfer agent, AST Trust Company (Canada) (AST), at the registration desk to obtain an admission card before entering the Meeting. Please see page 5 for further instructions.

This year, Barrick is once again offering registered shareholders the opportunity to participate in the Meeting by way of a live webcast. This webcast, which is intended to enhance shareholder engagement, will allow registered shareholders to participate, ask questions, and vote “real time” at the Meeting through an online portal. Accordingly, if you are a registered shareholder and are unable to attend the Meeting in person, you may choose to participate via the live webcast of the Meeting through our website at www.barrick.com/investors/agm. Non-registered (or beneficial) shareholders may view a live webcast of the Meeting through our website at www.barrick.com/investors/agm, but will not have the ability to vote virtually or ask questions through the live webcast.

Your vote is important. As a shareholder, it is very important that you read this material carefully and then vote your common shares of Barrick (Barrick Shares). You are eligible to vote your Barrick Shares if you were a shareholder of record at the close of business on March 8, 2019. You may vote in person or by proxy. Please see page 5 for further instructions on how you can vote.

By Order of the Board of Directors,

Dana W. Stringer

Vice-President, Corporate Secretary and Associate General Counsel

March 29, 2019

General Information

In this Circular, “you”, “your”, and “shareholder” refer to the common shareholders of Barrick. “We”, “us”, “our”, the “Company”, and “Barrick” refer to Barrick Gold Corporation, unless otherwise indicated. Information in this Circular is as of March 28, 2019, unless otherwise indicated. All references to US $ or $ are to U.S. dollars and all references to Cdn $ are to Canadian dollars. The annual average exchange rate for 2018 reported by the Bank of Canada was US $1.00 = Cdn $1.2957.

Barrick Gold Corporation | 2019 Circular	1

Key Terms

2018 Executive Committee	2018 Executives of Barrick other than the Executive Chairman, including the former President; Senior Executive Vice-President, Strategic Matters; former Executive Vice-President and Chief Financial Officer; former Chief Investment Officer; and others who were appointed in 2018
After-Tax Shares	Barrick Shares that are purchased on the open market with after-tax compensation proceeds
API	Annual Performance Incentive
API Scorecards	Annual Performance Incentive Scorecards
Articles	The Notice of Articles and the Articles of Continuation of Barrick
Audit Services Policy	Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services
Barrick Shares	Common shares of Barrick
Board of Directors or Board	Board of Directors of Barrick
Change in Control Plan	Partner Change in Control Severance Plan
Circular	2019 Information Circular
Clawback Policy	Amended and Restated Incentive Compensation Recoupment Policy
Code	Code of Business Conduct and Ethics
DSUs	Deferred Share Units
E&S Committee	Environmental & Social Oversight Committee
LTI	Long-Term Incentives
Meeting	2019 Annual Meeting, to be held on May 7, 2019
Merger	The acquisition by Barrick of Randgold on January 1, 2019
Named Partners	Former President; Senior Executive Vice-President, Strategic Matters; former Executive Vice-President and Chief Financial Officer; former Chief Investment Officer
NYSE	New York Stock Exchange
Partnership Plan	Provides partners (including the Named Partners) with eligibility for the API Program, the PGSU Plan, and the Change in Control Plan
PGSUs	Performance Granted Share Units
Randgold	Randgold Resources Limited
ROCE	Return on Capital Employed
ROIC	Return on Invested Capital
RSUs	Restricted Share Units
SEC	U.S. Securities and Exchange Commission
Senior Gold Peers	Agnico Eagle Mines Limited, Goldcorp Inc., Newcrest Mining Limited, and Newmont Mining Corporation
Tier One Gold Asset	A mine with a stated life in excess of 10 years with 2018 production of at least 500,000 ounces of gold and 2018 total cash cost per ounce within the bottom half of Wood Mackenzie’s cost curve tool (excluding state-owned and private mines)(1)
TSR	Total Shareholder Return
TSX	Toronto Stock Exchange

(1)

The Wood Mackenzie calculation of “total cash cost” per ounce may not be identical to the manner in which Barrick calculates comparable measures. “Total cash cost” per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other issuers. “Total cash cost” per ounce should not be considered by investors as an alternative to operating profit, net profit attributable to shareholders, or other IFRS measures. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. “Lowest total cash cost” is based on data from Wood Mackenzie as of August 31, 2018. “Total cash cost” is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between Barrick and its Senior Gold Peers are made on the basis of the data presented by Wood Mackenzie which may not be calculated in the same manner as Barrick calculates comparable measures. Barrick believes that total cash cost is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. For further details, please see “Other Information – Third Party Data” on page 96.

2	Barrick Gold Corporation | 2019 Circular

Non-GAAP Financial Performance Measures

Certain financial performance measures in this Circular – namely Adjusted EBIT, Adjusted EBITDA, Adjusted Net Earnings, and Free Cash Flow – are not prescribed by the International Financial Reporting Standards (IFRS). These non-GAAP financial measures are included because management uses the information to analyze business performance and financial strength. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

Forward-Looking Information

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “aim”, “aspire”, “strive”, “will”, “expect”, “intend”, “plan”, “believe”, or similar expressions, as they relate to the Company. In particular, the Circular contains forward-looking information pertaining to the belief of management that the Company’s (i) substantially upgraded portfolio, (ii) ability to realize the expected benefits of the Merger and the proposed Nevada joint venture with Newmont Mining Corporation, (iii) ability to grow and invest in tier one gold assets, tier two gold assets, and strategic assets, (iv) focus on operational excellence and sustainable profitability, (v) ability to advance the resolution of outstanding issues with governments and complex projects, (vi) ability to build and manage stakeholder relationships and strategic alliances, including and especially with China, and (vii) our streamlined operating model (see “Executive Summary –Compensation Discussion & Analysis Highlights – Our 2019 Strategic Priorities” on page 20 and “Compensation Discussion & Analysis – 2019 Annual Initiatives for our Executive Chairman” on page 51) will further Barrick’s aim to be the world’s most valued gold mining business (see “Compensation Discussion & Analysis” on page 48), will sustain Barrick as an industry-leading gold company positioned for long-term value creation and sustainable growth (see “Executive Summary – Compensation Discussion & Analysis Highlights – Our compensation decisions reflect solid execution against our 2018 priorities” on page 19), result in enhanced free cash flow generation (see “2018 Compensation of Named Executive Officers – 2018 Compensation of the Executive Chairman” on page 49), and lead to a higher return on invested capital over time (see “2018 Compensation of Named Executive Officers – 2018 Performance Considerations for Named Partners – 2018 Long-Term Company Scorecard (for 2018 PGSU Awards)” on page 61). These statements are based on the reasonable assumptions, estimates, analysis, and opinions of management made in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors that management considers to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from those anticipated, estimated, or intended. Forward-looking information contained herein is made as of the date of this Circular, and, other than as required by securities law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events, or results or otherwise unless so required by applicable securities laws.

Third Party Data

The total cash cost comparison of Barrick to its Senior Gold Peers, and comparisons between Tier One Gold Assets, contained in this Circular are based on data obtained from Wood Mackenzie as of August 31, 2018. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie is not affiliated with Barrick.

Where Tier One Gold Assets are compared, and where Barrick’s total cash cost is compared to its Senior Gold Peers, the data from Wood Mackenzie has been used to ensure consistency in the compared measure across Barrick and the comparator group. Barrick does not have the ability to verify the Wood Mackenzie data and, in the case of total cash cost, the non-GAAP financial performance measures used by Wood Mackenzie may not correspond to the non-GAAP financial performance measures calculated by Barrick or any of the other Senior Gold Peers.

Barrick Gold Corporation | 2019 Circular	3

Meeting and Voting Information

Proxy Solicitation and Meeting Materials

How we will solicit proxies

Your proxy is being solicited on behalf of Barrick’s management in connection with the meeting to be held on May 7, 2019 (the Meeting). Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company. We have retained the services of Kingsdale Advisors (Kingsdale) to assist in soliciting proxies by mail and telephone for estimated aggregate fees of approximately $110,000, plus distribution costs and other expenses. Our contractual arrangements with Kingsdale provide for additional fees to be payable in certain circumstances. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company.

How we use Notice and Access

Since 2013, we have distributed our information circular for our annual meeting and related proxy form to our shareholders by sending them a notice of electronic availability of such circular. The notice of electronic availability in respect of the Meeting provides instructions on how to access and review an electronic copy of our 2019 information circular for the Meeting (the Circular) and instructions on voting by proxy at the Meeting. This process is known as Notice and Access.

•

How Barrick shareholders benefit from Notice and Access: Notice and Access expedites our shareholders’ receipt of these materials, lowers printing and distribution costs, and reduces the environmental impact of our Meeting.

•

How to obtain a paper copy of our Circular: Shareholders can request a paper copy of the Circular at www.meetingdocuments.com/astca/abx or by calling AST Trust Company (Canada) (AST) toll-free at 1-888-433-6443 from Canada and the United States or by calling collect at 416-682-3801 from other locations. If you have previously provided instructions to receive a paper copy of our Circular and do not want to receive a paper copy in the future, please contact your broker.

How meeting materials will be delivered to shareholders

The proxy materials are sent to our registered shareholders through our transfer agent, AST. We generally do not send our proxy materials directly to non-registered shareholders and instead use the services of Broadridge Investor Communication Corporation (Broadridge) who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy materials and voting instruction forms to objecting non-registered shareholders.

Meeting Procedures

Attending the Meeting

Date:	May 7, 2019
Time:	10:00 a.m. (Toronto time)
Location:	Hockey Hall of Fame and Museum, Tim Hortons Theatre, Brookfield Place, 30 Yonge Street, Toronto, Ontario, M5E 1X8, Canada
Registration:	You or your proxyholder must see a representative of AST before entering the Meeting to register your attendance

How many shareholders are needed to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the issued and outstanding Barrick Shares entitled to be voted at the Meeting. On March 28, 2019, the Company had 1,751,981,799 Barrick Shares outstanding. Each Barrick Share is entitled to one vote.

Does any shareholder beneficially own 10% or more of the issued and outstanding Barrick Shares?

To the knowledge of the directors and senior officers of the Company, as of March 28, 2019, no person beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Barrick Shares.

Will Company employees vote their Barrick Shares at the Meeting?

Employees of Barrick are entitled to vote Barrick Shares beneficially owned by them, including those held in our equity compensation plans, at the Meeting. As of March 28, 2019, less than 1% of the Barrick Shares were beneficially owned by employees through our equity compensation plans.

4	Barrick Gold Corporation | 2019 Circular

Voting Procedures

How do I vote my Barrick Shares?

Please follow the voting instructions based on whether you are a registered or non-registered shareholder:

•   You are a registered shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

•   You are a non-registered shareholder if your Barrick Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

If you are not sure whether you are a registered or non-registered shareholder, please contact AST by email at inquiries@astfinancial.com. Alternatively, please call AST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

How can I vote if I am a registered shareholder?

Option 1 – By proxy (proxy form)

By Internet:

Go to AST’s website at www.astvotemyproxy.com and follow the instructions on screen. You will need your 13-digit control number, which can be found on your proxy form.

Please see below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Telephone:

Call 1-888-489-7352 (toll-free in Canada and the United States) from a touch-tone phone and follow the instructions. You will need your 13-digit control number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. Please see below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Fax:

Complete, sign, and date your proxy form, and send all pages (in one transmission) by fax to 1-866-781-3111 (toll-free in Canada and the United States) or 416-368-2502 (outside Canada and the United States).

Please see below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Mail:

Complete, sign, and date your proxy form, and return it in the envelope provided.

Please see below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

Appointing another person to attend the Meeting and vote your Barrick Shares for you:

You may appoint a person other than the directors and officers designated by the Company on your form of proxy to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to AST as instructed. Please ensure that the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, your appointee should see an AST representative at the registration desk. Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. Please see below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

Option 2 – In person at the Meeting

You do not need to complete or return your proxy form if you intend to vote in person at the Meeting.

Barrick Gold Corporation | 2019 Circular	5

Option 3 – In person via Internet Webcast

Registered shareholders have the ability to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at https://web.lumiagm.com/167831277, click on “I have a Control Number”, enter the 13-digit control number found on the proxy accompanying the Circular, and the password Barrick2019 (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. Non-registered shareholders will not have the ability to vote or ask questions through the LUMI platform. However, non-registered shareholders unable to attend the Meeting in person may view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

How can I vote if I am a non-registered shareholder?

Option 1 – By proxy (voting instruction form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax, or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form.

Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Barrick Shares to be voted, which you should complete, sign, date, and return as directed on the form.

Option 2 – In Person at the Meeting

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your Barrick Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your Barrick Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form.

You may also appoint someone else as the proxyholder for your Barrick Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. You or your proxyholder must see a representative of AST before entering the Meeting to register your attendance.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to AST before 5:00 p.m. (Toronto time) on May 3, 2019.

Non-registered shareholders who do not object to their name being made known to the Company may be contacted by our proxy solicitors to assist in conveniently voting their Barrick Shares directly by telephone. Barrick may also utilize the Broadridge QuickVote service to assist such shareholders with voting their Barrick Shares. Please see “How we will solicit proxies” on page 4 for more information.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone, or Internet, your proxy must be received by no later than 5:00 p.m. (Toronto time) on Friday, May 3, 2019. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened meeting.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to AST. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Barrick is under no obligation to accept or reject any particular late proxy.

How will my Barrick Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Barrick Shares on each item of business according to your instructions. If you have appointed the designated directors or officers of Barrick as your proxy and you do not provide them with instructions, they will vote your Barrick Shares as follows:

•	FOR the election of the nominee directors to the Board;

•	FOR the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration; and

•	FOR the advisory resolution approving the Company’s approach to executive compensation.

6	Barrick Gold Corporation | 2019 Circular

What happens if there are amendments, variations, or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 28, 2019, no director or officer of the Company is aware of any variation, amendment, or other matter to be presented for a vote at the Meeting.

What if I change my mind?

You can revoke a vote you made by proxy by:

•	Voting again on the Internet or by telephone before 5:00 p.m. (Toronto time) on May 3, 2019;

•

Completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 5:00 p.m. (Toronto time) on May 3, 2019; or

•	Any other means permitted by law.

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on May 3, 2019, or giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment.

Is my vote by proxy confidential?

Yes. All proxies are received, counted, and tabulated independently by AST, our transfer agent, or Broadridge, in a way that preserves the confidentiality of shareholder votes, except:

•	As necessary to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders, or to determine the validity of the proxy;

•	In the event of a proxy contest; or

•	In the event a shareholder has made a written comment on the proxy intended for management or the Board of Directors.

Need help casting your vote?

For assistance with casting your vote, please contact Kingsdale at:

Kingsdale

Toll-Free within Canada and the United States:
1-866-851-2571

Call collect: 416-867-2272
Email: contactus@kingsdaleadvisors.com
How can you obtain more information about the proxy voting process?

If you have any questions about the proxy voting process, please contact your intermediary (e.g., bank, trust company, investment dealer, clearing agency, or other institution) or our Investor Relations Department at:

Toll-Free within Canada and the United States:
1-800-720-7415

Call collect: 416-307-7474
Fax: 416-861-9717
Email: investor@barrick.com

Barrick Gold Corporation | 2019 Circular	7

Other Important Information

What is the deadline for making a shareholder proposal at the next annual meeting?

The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year’s annual shareholders’ meeting is February 6, 2020.

Are any shareholder proposals being considered at the Meeting?

There are no shareholder proposals being considered at the Meeting.

How do I nominate a candidate for election as a director at the Meeting?

Barrick’s Articles set out advance notice requirements for director nominations, and were approved by shareholders at the Special Meeting of Shareholders held on November 5, 2018. The Articles set forth a procedure requiring advance notice to the Company by any shareholder who intends to nominate any person for election as a director of the Company other than pursuant to (a) a requisition of a general meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the BCBCA), (b) a proposal made pursuant to the provisions of the BCBCA, or (c) a nomination by or at the direction of the Board, including pursuant to a notice of the meeting. Among other things, the Articles fix a deadline by which shareholders must notify the Company of their intention to nominate directors and set out the information that shareholders must provide in the notice for it to be valid. These requirements are intended to provide all shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner regarding said nominees. The Articles are available on our website at www.barrick.com, SEDAR at www.sedar.com, and EDGAR at www.sec.gov. As of March 28, 2019, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the “Nomination of Directors” provisions of the Articles.

Where can I review financial information relating to the Company?

Our financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2018, and related Management Discussion & Analysis, both of which can be found in our 2018 Annual Report on SEDAR at www.sedar.com or at www.barrick.com/investors/agm.

How do I obtain copies of the Company’s disclosure documents?

If you would like to receive our Annual Report by mail next year, you can do so by checking the appropriate box included on your form of proxy or your voting instruction form.

If you have not previously indicated that you would like to receive our 2018 Annual Report by mail and would like to receive a copy, please contact AST by email at inquiries@astfinancial.com. Alternatively, please call AST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick will provide to any person, upon request to our Investor Relations Department, a copy of our 2018 Annual Report, our latest Annual Information Form, and this Circular. Our public disclosure documents are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

8	Barrick Gold Corporation | 2019 Circular

Business of the Meeting

Barrick’s Financial Statements

We will place before the Meeting our consolidated financial statements, including the related auditor’s report, for the year ended December 31, 2018. Our financial statements are included in our 2018 Annual Report. The 2018 Annual Report will be mailed to shareholders who request a copy. Our financial statements are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Electing Directors

You will be electing a Board of Directors consisting of eight members. Please refer to the section entitled “Directors” on page 26 of this Circular for biographies and more information on the nominees. Directors elected at the Meeting will serve until the end of our next annual shareholders’ meeting or until their resignation, if earlier.

The Board recommends a vote FOR all the director nominees.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the election of the eight nominees named in this Circular. If a proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

Majority Voting

Barrick has adopted a majority voting policy, as described in its Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Executive Chairman, or in the case of the Executive Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the resignation must be accepted absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce such decision by press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The affected director will not participate in any Committee or Board deliberations relating to the resignation offer.

Appointing the Auditor

The Board recommends a vote FOR the appointment of PwC as Barrick’s auditor.

PricewaterhouseCoopers LLP (PwC) has been our external auditor since 1983. The Board, on the recommendation of the Audit & Risk Committee, recommends that PwC be reappointed as auditor and that the Board be authorized to set the auditor’s remuneration. The audit firm appointed at the Meeting will serve until the end of the Company’s next annual shareholders’ meeting.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the appointment of PwC as Barrick’s auditor.

What were PwC’s fees for 2018 and 2017? (1)

In millions of dollars	2018	2017
Audit fees (2)	$9.9	$9.5
Audit-related fees (3)	$0.4	$0.4
Tax compliance and advisory fees (4)	$0.5	$0.7
All other fees	Nil	Nil
Total	$10.8	$10.6

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission (SEC) definitions.

(2)

Audit fees for 2018 include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements, the financial statements of its subsidiaries and in connection with the Company’s statutory and regulatory filings, including in respect of the Company’s merger with Randgold. Audit fees for 2017 include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements and in connection with the Company’s statutory and regulatory filings, including out-of-pocket expenses of $0.6 million.

Barrick Gold Corporation | 2019 Circular	9

(3)

In 2018, the audit-related fees primarily related to a number of projects including compliance with regulatory filing requirements in local markets and translation services. In 2017, audit-related fees primarily related to a number of projects including services related to the Company’s 2016 Extractive Sector Transparency Measures Act Report and translation services.

(4)	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

The Audit & Risk Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services (Audit Services Policy) for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy, and professional standards and securities regulations governing auditor independence.

Say on Pay Advisory Vote

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback on our approach to executive compensation. The previous say on pay advisory vote held in 2018 was supported with the approval of 94.52% of those shareholders present at our 2018 annual meeting and voting in person, virtually via the live webcast, or by proxy. Shareholders have the opportunity to vote “For” or “Against” the Company’s approach to executive compensation through the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Information Circular relating to the 2019 annual meeting of shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative vote. However, the Board and the Compensation Committee will consider the outcome of the vote as part of their ongoing review of executive compensation and shareholder engagement feedback. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the approval of the advisory vote on executive compensation.

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from shareholders attending in person or registered shareholders participating through the LUMI meeting platform.

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Barrick Shares on these items as he or she sees fit.

10	Barrick Gold Corporation | 2019 Circular

Executive Summary

This executive summary highlights information contained elsewhere in this Circular. It does not contain all of the information you should consider. Please read the entire Circular carefully before voting.

This Circular contains certain historical information regarding the compensation decision-making process and the compensation paid by Barrick to “Named Executive Officers” (NEOs) and directors for the year ended December 31, 2018, including for directors who served on the Barrick Board prior to the Merger but were not appointed as directors following the Merger.

For the purposes of this Circular, we refer to our 2018 NEOs, other than our Executive Chairman (i.e., the former President; Senior Executive Vice-President, Strategic Matters; former Executive Vice-President and Chief Financial Officer; and former Chief Investment Officer), as Named Partners. Our Named Partners (together with all other partners) participate (or, if applicable, participated) in Barrick’s Partnership Plan, which includes eligibility for the Annual Performance Incentive (API) Program, the PGSU Plan, and the Partner Change in Control Severance Plan (Change in Control Plan). The Executive Chairman is an NEO, but not a partner, and is not eligible to participate in the Partnership Plan.

Business of the Meeting

We are asking our shareholders to vote on the matters below. The Board recommends that you vote FOR all of these resolutions.

•	Elect eight director nominees
•	Appoint PwC as our auditor for 2019
•	Approve our non-binding advisory vote on our approach to executive compensation

Your vote is important. You are eligible to vote if you were a shareholder of record at the close of business on March 8, 2019. To make sure your Barrick Shares are represented at the Meeting, you may cast your vote in person or by submitting your proxy or voting instruction form. Please see page 5 for more details on how you can vote.

Board and Corporate Governance Highlights

The Board recommends a vote FOR all the director nominees.

We strive to be the world’s most valued gold mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. Putting this into practice requires us to be accountable to all of our stakeholders and to be thoughtful about the impact of our practices, policies, and investments. Strong corporate governance practices are therefore fundamental to all aspects of our operations – ensuring we perform with integrity, respect, and excellence in all that we do. Below is a summary of our corporate governance highlights.

Our Shareholder-Friendly Corporate Governance Practices

✓ Independent Lead Director ✓ Fully Independent Committees ✓ Majority Voting Policy ✓ Annual Board Evaluation Process ✓ Board Orientation Program ✓ Diversity Policy

✓ Shareholder Engagement Policy

✓ Board Interlocks Guidelines

✓ Share Ownership Policy (directors, officers, partners)

✓ Clawback Policy

✓ Annual Advisory Vote on Executive Compensation

✓ Updated Code of Business Conduct and Ethics

Barrick Gold Corporation | 2019 Circular	11

Key Highlights

A Highly Engaged Board	Active Shareholder Engagement	Rigorous Risk Oversight

Our Board believes that overseeing and monitoring strategy is a continuous process and therefore takes a multi-layered approach in exercising its duties. Below is a summary of the key initiatives undertaken by our directors to remain highly engaged, inside and outside of the boardroom:

Strategy review:

✓   The 2018 assessment of strategic opportunities culminating in the transformational Merger

Mine site visits:

✓   Cortez, Goldstrike, Jabal Sayid, Porgera, Kibali

Continuing education sessions in 2018:

✓   Blockchain Technology

✓   Evaluations

✓   Artificial Intelligence

✓   Barrick/Randgold Integration

We actively engage with our shareholders throughout the year. This is because we believe regular and constructive dialogue promotes effective governance. Below are some of the industry-leading initiatives we implemented in addition to our year-round shareholder engagement efforts:

Promoting dialogue with shareholders:

✓   Consistent quarterly engagement with shareholders

✓   Emphasis on shareholder outreach with respect to the Merger and the appointment of the new President and Chief Executive Officer

Enhancing shareholder transparency:

✓   February 2018 Investor Day

✓   November 2018 Barrick and Randgold Joint Investor Days

Increasing shareholder accessibility:

✓   Shareholder Engagement Policy

✓   Investor Relations Hotline

✓   Hybrid (Virtual/Physical) Annual Meeting

✓   Digital Circular

Inherent in our Board’s responsibilities is an understanding and oversight of the various risks facing the Company. The Board does not consider risks in isolation. Risks are considered in every business decision. We focused on advancing our risk oversight approach in two areas during 2018:

Strategic risks:

✓   In 2018, the Board of Directors undertook a comprehensive review of strategic opportunities to enhance shareholder value

✓   In 2018, the Audit Committee and Risk Committee received detailed briefings on integration-related risks pertaining to the Merger

Enterprise risks:

✓   The Risk Committee received regular updates on operational, financial, geopolitical, environmental, and social risks, including capital project execution and cybersecurity risks

✓   The Risk Committee also evaluated Barrick’s risk mitigation programs including Barrick’s tailings storage facility stewardship program

We continuously assess and enhance our corporate governance practices each year. Please see page 21 and Schedule A of this Circular for more details on our corporate governance practices.

12	Barrick Gold Corporation | 2019 Circular

Our long-standing commitment to shareholder engagement.

Barrick’s business is about partnerships – with our people, governments, communities, suppliers, shareholders, and others. This means balancing our own interests and priorities with those of others, helping both Barrick and our partners by working together. It also means embracing a shared sense of responsibility to work constructively on matters of mutual interest and concern. We therefore engage with our shareholders year-round and we do so by identifying and prioritizing engagement based on issues they care about most. Our Board of Directors carefully considers the wide range of views and feedback exchanged during shareholder engagement meetings. Below is a summary of the key governance-related feedback themes from our shareholders in 2018 and the approach we took to evolve our corporate governance and executive compensation practices.

Key Feedback Themes From Our Shareholders in 2018	Our Response
• Additional transparency on environmental, social, and governance (ESG) matters

✓   Continued to increase shareholder engagement activity focused on ESG matters

✓   Published our Sustainability Report

✓   Formed the E&S Committee, chaired by the President and Chief Executive Officer, to (among other things) review Barrick’s sustainability performance and compliance with its sustainability policies. The President and Chief Executive Officer reviews the reports of the E&S Committee with the Corporate Governance & Nominating Committee on a quarterly basis

• Improved accessibility to our Annual General Meeting

✓   Held a hybrid (virtual/physical) annual meeting which could be attended in person or, in the case of registered shareholders, through an online video portal which allowed registered shareholders to ask questions of the Board and management and vote their Barrick Shares

• Continue to foster Board diversity

✓   Following the Merger, which became effective on January 1, 2019, Barrick’s Board was reconstituted with a nine-director Board comprised of directors that possess the institutional knowledge and skills necessary to ensure an efficient and seamless integration of Barrick and Randgold. As a result of the unfortunate and untimely passing of Ms. María Ignacia Benítez, Barrick’s Board now consists of eight directors, each of whom is nominated for election at the Meeting

✓   At the date of this Circular, the search for a candidate to fill the position left vacant by Ms. Benítez was ongoing. The Corporate Governance & Nominating Committee is now actively looking for an equally compelling and qualified female candidate to appoint to the Board

✓   Over time, as Barrick makes further changes to its Board, it will look to increase the Board’s diversity with a particular emphasis on adding additional women

In 2018, Barrick’s commitment to transparency was recognized by the Governance Professionals of Canada for having the “Best Engagement by a Governance Team”. We will continue to consider the feedback that we receive from our shareholders and the outcome of our future say on pay advisory votes when evaluating our approach to corporate governance and making compensation decisions for our Executive Chairman and Named Partners.

Barrick Gold Corporation | 2019 Circular	13

How to Contact Us

Our Board

Provide feedback to our Board by writing to our Executive Chairman

Attention: Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Our Independent Directors

Communicate with our independent directors by writing to our Lead Director

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Investor Relations

Contact our Investor Relations Department to communicate with management any time

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

For more details on how to contact us, see our Shareholder Engagement Policy on our website at www.barrick.com/about/governance or “Communications and Shareholder Engagement” in Schedule A of this Circular.

14	Barrick Gold Corporation | 2019 Circular

We have a balance of experience and expertise among our director nominees.

Our Corporate Governance & Nominating Committee has identified the experience and expertise that are necessary to support Barrick in delivering consistent and growing returns to our fellow owners. Having the best technical talent in the industry, building long-term partnerships with stakeholders, obtaining community support, negotiating taxation and other benefit sharing arrangements, obtaining necessary permits, and protecting communities and the environment are all critical to the success of our business. This requires continuous engagement with a diverse group of stakeholders at the local, national, and international levels.

We therefore believe our Board nominees must strike the right balance between those who have expertise in mining operations and strong financial acumen, with the skills and experience necessary to ensure our business can secure and maintain our license to operate and manage risks appropriately. Following the Merger, our Board nominees were drawn from Barrick and Randgold so that the new Board possesses these key skills and experience, and also has the expertise and institutional knowledge necessary to ensure a seamless integration of the Randgold operations into Barrick.

Our slate of nine directors for the new Barrick board was also carefully constructed to ensure that our Board represented key business geographies and diversity of background, including gender. Regrettably, on February 28, 2019, shortly before this Circular was finalized, Ms. María Ignacia Benítez, an independent director of Barrick since April 2018, passed away. While this unfortunate and untimely event has set back our pursuit of greater gender diversity, the Corporate Governance & Nominating Committee is now actively looking for an equally compelling and qualified female candidate to appoint to the Board. At the date of this Circular, the search for a candidate to fill the position left vacant by Ms. Benítez was ongoing. Over time, as Barrick makes further changes to its Board, it will look to increase the Board’s diversity with a particular emphasis on adding additional women. For more details on the director search and selection process, see “Corporate Governance – Board Composition and Nomination of Directors” in Schedule A of this Circular, and for more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular. For more details on our director nominees, see “Director Nominees” on the next page or “Directors” on page 26.

Barrick Gold Corporation | 2019 Circular	15

Director Nominees

We believe our director nominees bring diverse and strategically relevant backgrounds to the Company and reflect the global scale of the challenges, risks, and opportunities facing our business today. For more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Overview of our Board’s Profile										TOTAL (of 8)

	Mining Operations	✓					✓	✓		3
	Health, Safety & Environmental	✓					✓			2
	Capital Allocation & Financial Acumen	✓	✓	✓	✓	✓	✓	✓	✓	8
	Talent Development and Allocation & Partnership Culture	✓	✓	✓	✓	✓	✓		✓	7
	M&A Execution	✓		✓	✓	✓		✓	✓	6
	International Business Experience and Global Partnerships	✓	✓	✓	✓			✓	✓	6
	Government and Regulatory Affairs & Community Relations	✓	✓			✓			✓	4
	Risk Management	✓		✓	✓		✓	✓	✓	6
Age		60	73	50	61	72	68	65	65	Average 64 years
Board Tenure		New	16	New	5	5	13	New	7	Average 6 years
Gender	Male	✓	✓	✓	✓	✓	✓	✓	✓	8 (100%)
	Female									Nil
Independence*		CEO	✓	✓	✓	✓	✓	✓	EC	6 (75%)

                 * CEO = President and Chief Executive Officer; EC = Executive Chairman

Legend:

Mining Operations: Experience at a senior level with mining operations, including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through Best-in-Class operational standards, building operational leadership capabilities, and fostering innovation.

Health, Safety & Environmental: Knowledge of, or experience with, leading health, safety, and environmental practices and related requirements, including sustainable development and corporate responsibility practices and reporting.

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

International Business Experience and Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory requirements. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the key risk areas that a company faces, and an ability to probe risk controls and exposures.

16	Barrick Gold Corporation | 2019 Circular

Compensation Discussion & Analysis Highlights

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

Why should shareholders approve our Say on Pay?
✓	Our compensation and governance practices were developed in consultation with our fellow owners and reflect several years of progressive and shareholder-friendly changes
✓	Our incentive compensation programs are 100% performance-based and aligned with our business strategy, designed to reward a consistent track record of execution and exceptional individual performance
✓

Our Executive Chairman was recognized for delivering on all of the strategic priorities we set out for him in our 2018 information circular, leading Barrick’s progress with strengthening its project pipeline and portfolio in 2018 and over the past three years, and his critical involvement with driving Barrick’s transformational, nil-premium merger with Randgold that establishes Barrick as an industry-leading gold company with superior operating metrics and investment optionality for long-term growth

✓	Our compensation decisions for our Named Partners reflect a solid year of execution against our 2018 priorities, collectively and individually
✓

We are not merely aligned with owners; we are a Company of Owners – we share responsibility for the Company’s success and failure and are therefore discouraged from taking excessive risks that may compromise the sustainability of our business

Our ownership culture is critical to who we are and how we work at Barrick. As a Company of Owners, our compensation system is designed to reward performance and drive accountability through shared ownership.

How we promote and support our ownership culture across the organization:

•

All Barrick Shares earned through compensation by our Partners must be held for as long as an individual works at Barrick. The value of these shares is less than their face value because of the long-term, illiquid nature of the investment, which is not reflected in the compensation tables. Our shareholding requirements far exceed those of our peers and the broader market.

•

A majority of the Executive Chairman’s 2018 LTI award was used to purchase Barrick Shares on the open market that cannot be sold until the later of (a) three years from the date of purchase and (b) the date the Executive Chairman retires or leaves the Company.

•

100% of LTI for our Named Partners is delivered in the form of Performance Granted Share Units (PGSUs). Upon vesting, the after-tax proceeds are used to purchase Barrick Shares on the open market (Restricted Shares) that cannot be sold until the Named Partner retires or leaves the Company (and up to two years longer if the Named Partner leaves to join, or provides services to, a group of specified competitors).

•	We do not award deferred cash incentives.

•	We launched the Barrick Global Share Plan in 2016 to make all Barrick people owners.

•	We launched the Barrick Share Purchase Plan in 2018 to provide a simple and accessible way for those who work at Barrick to purchase Barrick Shares.

Our ownership culture is becoming stronger and deeper across the organization:

•

Following the announcement of the Merger, our Executive Chairman purchased 2,271,029 additional Barrick Shares through open market purchases, nearly doubling his personal shareholdings in the Company to 5,000,000 Barrick Shares as at December 31, 2018. He also used 51% of his 2018 LTI award to purchase additional Barrick Shares.

•

Collectively, our Executive Chairman and Named Partners own over 5.4 million Barrick Shares worth more than $75 million as at March 28, 2019, further reinforcing our ownership culture across the organization.

Barrick Gold Corporation | 2019 Circular	17

Our incentive compensation programs motivate our Executive Chairman and Named Partners to think in decades, plan in years, and act with urgency to deliver results for our fellow owners.

To drive excellence in all that we do, 100% of all incentive compensation awarded to our Executive Chairman and Named Partners is performance-based. Our incentive programs are designed to reward consistent high-level execution, operational excellence, disciplined capital allocation, continual self-improvement, and to build and maintain partnerships of real depth and trust with all of our stakeholders. We prospectively disclose our short-term and long-term performance measures each year to hold our Executive Chairman and Named Partners accountable for results.

At the heart of our pay-for-performance system is our goal setting process. We review our business plan at the beginning of each year to define the key areas of focus and priority actions for each role. We also review the Long-Term Company Scorecard against our strategic plan to ensure the performance measures remain relevant. Long-term performance ranges are reviewed and set based on challenging levels of performance that reflect Barrick’s Life of Mine Plans, analyst and shareholder expectations, the competitive environment, and Barrick’s strategy.

Eligibility	Incentive Program	Performance Basis		Year-End Assessment
Executive Chairman	Executive Chairman LTI

Performance and Compensation Framework:

The strategic and financial goals in the framework are aligned with the priorities we have identified as critical to the continued transformation of our business. At the request of the Board, the framework may also include other strategic matters that are critical to the Company’s growth and value creation over the long-term. See page 49 for details on this framework.

Based on individual contributions that meaningfully advance Barrick’s transformation into the world’s most valuable gold mining business, assessed in the context of the overall shareholder experience, including consideration for total returns generated for our fellow owners.

		Strategic Goals	50%
		ROCE	50%
		Shareholder Experience Modifier

Named Partners	API Program	Individual API Scorecards: Annual initiatives that are specifically defined for each role effectively reinforce individual accountability for strategy execution.		Based on individual contributions that meaningfully advance Barrick’s strategic progress.
		Annual Initiatives (varies by role)	100%
		Includes financial and non-financial objectives

	PGSU Plan

2018 Long-Term Company Scorecard:

These long-term measures are important indicators of the health and success of our business at all points in time.

See page 59 for more information on why we believe these long-term metrics are important to us.

				Based on Company performance against the long-term targets that are set and disclosed prospectively at the beginning of each year.
		Financial Measures:
		Return on Invested Capital (ROIC)(1)	15%
		Growth in Free Cash Flow per Share(2)	15%
		Robust Dividend per Share	10%
		Strong Capital Structure	10%
		Capital Project Execution	10%
		Non-Financial Measures:
		Strategic Execution	15%
		Reputation and License to Operate	15%
		People Development	10%

(1)

ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property, Plant and Equipment of the financial statements in our 2018 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

(2)

Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

18	Barrick Gold Corporation | 2019 Circular

Our compensation decisions reflect solid execution against our 2018 priorities.

In addition to our solid execution against our 2018 priorities, the completion of Barrick’s transformational merger with Randgold on January 1, 2019 created a truly industry-leading gold company with a common vision for long-term value creation. It significantly strengthened Barrick’s position across key metrics relative to the Senior Gold Peers, including: ownership of five of the world’s top ten Tier One Gold Assets and two more under development; the lowest total cash costs(1); high quality gold reserves; and extensive land positions in many of the world’s most prolific gold districts, positioning the Company for sustainable growth.

2018 Strategic Priorities	2018 Results

Free Cash Flow(2)

•   Generated annual revenues of $7.24 billion, operating cash flow of $1.77 billion, and free cash flow(2) of $365 million

•   Decentralization efforts resulted in full year corporate administration costs of $212 million, which were significantly below our original 2018 guidance of approximately $275 million

Free cash flow(2) per share focus

Capital Discipline
Strengthen balance sheet while delivering shareholder returns

•   Total debt was reduced by 11% in 2018, bringing Barrick’s total debt repayments to roughly $10 billion over the past five and a half years. With more than 85% of the Company’s outstanding debt due after 2032, Barrick now has one of the strongest balance sheets in the industry

•   Returned more capital to shareholders by enhancing our annualized dividend from 12 cents per share in 2017 to 16 cents per share in 2018, a 33% increase

•   S&P and Moody’s upgraded Barrick’s credit rating in the first quarter of 2018

•   Total attributable capital expenditures were $1.41 billion, at the low end of guidance

•   Announced mutual investment agreement with Shandong Gold

Project Pipeline
Maximize value of portfolio: assets and optionality	• Advanced feasibility-level projects on schedule and within budget (Turquoise Ridge, Cortez Deep South, Goldrush)

•   Completed scoping level studies for major throughput expansion at Pueblo Viejo and initiated a prefeasibility study

•   Declared maiden resource at Fourmile discovery, and expanded high grade mineralization footprint

•   Donlin Gold project received Record of Decision and major federal permits

•   While 5.4 million ounces of reserves were depleted through mining and processing, we added 3.2 million ounces of reserves in 2018, at an average grade of 4.7 grams per tonne, significantly higher than our overall reserve grade of 1.56 grams per tonne. Reserves at our underground operations, where the majority of the Company’s future production will come from, were replaced, with additions at Turquoise Ridge, Goldstrike, Hemlo, and Porgera(3)

Operational Excellence
Evolution of operations	• Full year gold production of 4.53 million ounces was within guidance

•   Achieved a 9% improvement in total reportable injury frequency rate (TRIFR) and reduced reportable environmental incidents by 12.5%

•   Re-evaluated capital allocation; total attributable capital expenditures for 2018 were $1.41 billion, at the low end of guidance

•   Strengthened collaboration with Shandong Gold by sharing technical expertise and best practices related to mining technology, information technology, information management, and digital innovation

Talent Development
Build partnerships and develop talent

•   Further advanced partnership culture through continued decentralization of the operating model to increase responsibility, accountability, and agility

•   Completed global talent assessment and review to identify and develop the next generation of industry leaders

•   Advanced the design and implementation of a cloud-based Human Resource Information System

(1)

Lowest total cash cost is non-GAAP financial performance measure based on data from Wood Mackenzie with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, please see “Other Information – Use of Non-GAAP Financial Performance Measures” and “Other Information – Third Party Data” on page 96.

(2)

Free cash flow is a non-GAAP financial measure that does not have any standardized definition under IFRS and may not be comparable to similar measures of performance presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

(3)	For additional details on mineral reserve and mineral resource data, please see “Technical Information” on page 97.

Barrick Gold Corporation | 2019 Circular	19

Our 2019 Strategic Priorities

In 2019, we will implement a business plan that will focus on the following:

•	Asset Quality:

✓

Grow and invest in a portfolio of tier one assets, tier two assets and strategic assets, with an emphasis on organic growth and on identifying, investing in and developing assets that meet Barrick’s investment criteria(1)

✓	Maximize value-creation opportunities from the Barrick-Newmont Nevada Joint Venture
✓	Sell non-core assets over time in a disciplined manner
✓	Focus on brownfield exploration at Goldstrike, the Loulo-Gounkoto Complex, and Kibali
✓	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts
✓	Maximize the long-term value of a strategic copper business

•	Operational Excellence:

✓	Fully implement a flat management structure with a strong ownership culture
✓	Streamline management and operations, and hold management accountable for the businesses they manage
✓	Leverage innovation and technology to drive industry-leading efficiencies
✓	Build trust-based partnerships with host governments, business partners, and local communities to drive shared long-term value
✓	Strive for zero harm workplaces

•	Sustainable Profitability:

✓	Disciplined approach to growth, emphasizing long-term value for all stakeholders
✓	Increased returns to shareholders driven by focus on return on capital, internal rate of return (IRR) and free cash flow(2)

We have a shareholder-friendly compensation system that does not encourage unnecessary and excessive risk-taking.

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy

✓	We ensure that the long-term interests of our directors and management are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our Named Partners	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our Named Partners	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain industry-leading minimum share ownership requirements for our Named Partners	✓	We regularly and proactively engage with our shareholders and continuously use their feedback to refine our compensation practices
What we do not do
X	We do not guarantee incentive compensation	X	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

X	We do not re-price equity-based incentive compensation awards	X	We do not grant deferred cash incentives to our Partners

X	We do not provide tax gross ups in connection with Change in Control severance payments

(1)

Barrrick’s investment criteria are: (i) with respect to tier one assets, assets with a reserve potential greater than five million ounces of gold expected to generate an IRR of at least 15% (at a long-term gold price calculated with reference to a standard reference gold mine model using current input costs); and (ii) with respect to tier two assets, assets with a reserve potential of greater than three million ounces of gold expected to generate an IRR of at least 20% (at a long-term gold price calculated with reference to a standard reference gold mine model using current input costs). Near-term portfolio priorities include advancing projects at Goldrush, Fourmile and Turquoise Ridge and the Company’s strategic partnership with Shandong Gold in the El Indio belt.

(2)

Free cash flow is a non-GAAP financial measure that does not have any standardized definition under IFRS and may not be comparable to similar measures of performance presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

20	Barrick Gold Corporation | 2019 Circular

Our Commitment to Corporate Governance

Effective governance is a foundation of our performance and success.

The following sections provide an overview of how we have continued to build the right Board with experience and expertise that complements our strategy, our approach to corporate governance, and how our Board oversees enterprise-wide risks.

Schedule A of this Circular contains a detailed description of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the Toronto Stock Exchange (TSX), and the New York Stock Exchange (NYSE). We are committed to our governance practices being state-of-the-art and generally abide by the rules of the NYSE Standards, even though most of them do not directly apply to Barrick as a Canadian company.

Board Composition and Refreshment

Following the merger of Barrick and Randgold, which became effective on January 1, 2019, Barrick’s Board was reconstituted with nine directors, two-thirds of whom were appointed by Barrick and one-third of whom were appointed by Randgold. Regrettably, on February 28, 2019, shortly before this Circular was finalized, Ms. María Ignacia Benítez, an independent director of Barrick since April 2018, passed away. While this unfortunate and untimely event has set back our pursuit of greater gender diversity, the Corporate Governance & Nominating Committee is now actively looking for an equally compelling and qualified female candidate to appoint to the Board. As a result of the passing of Ms. Benítez, Barrick’s Board now consists of eight directors, each of whom is nominated for election at the Meeting. Our new Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick now operates. The new Board also leverages the experience and knowledge of both Barrick and Randgold to facilitate a more seamless and effective transition at the newly merged company. Our newly reconstituted Board brings together diverse viewpoints and perspectives, and exhibits the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

The Board will continue to advance state-of-the-art governance practices including a rigorous annual evaluation process, which encompasses peer reviews and an assessment of the effectiveness of the Executive Chairman, the Lead Director, and Board committee chairs.

We will also continue our initiative of ongoing Board renewal, with a view to ensuring that our Board continues to represent the necessary mosaic of skills and experience that is relevant to our business, and is comprised of the appropriate individuals who will continue to serve as a voice of owners, by crafting policies to create long-term value per share and ensuring that Barrick successfully carries out those policies. Over time, as Barrick makes further changes to its Board, it will look to increase the Board’s diversity with a particular emphasis on adding additional women. For more details on the director search and selection process, see “Corporate Governance – Board Composition and Nomination of Directors” in Schedule A of this Circular, and for more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Board and Senior Leadership Structure

Following completion of the Merger on January 1, 2019, John L. Thornton continued to serve as Executive Chairman of Barrick, providing leadership at the Board level and guiding business decisions on a macro level. Mark Bristow became President and Chief Executive Officer, overseeing the day-to-day operations of the business. Graham Shuttleworth became Senior Executive Vice-President and Chief Financial Officer and Kevin Thomson continued to serve as Senior Executive Vice-President, Strategic Matters.

The respective duties, responsibilities, and relationships among the Board, the Executive Chairman, and the President and Chief Executive Officer are described in greater detail below.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values. See “Board Mandate and Responsibilities” in Schedule A of this Circular.

Executive Chairman

The Executive Chairman is appointed by the Board. His primary functions include providing leadership and direction to the Board, facilitating the functions and responsibilities of the Board according to its mandate, and assuming responsibility for the strategic

Barrick Gold Corporation | 2019 Circular	21

initiatives of Barrick. In addition to the responsibilities applicable to all other directors, the Executive Chairman’s responsibilities include, among other things, working with the Board and the President and Chief Executive Officer to develop strategies for the Company’s future growth, ensuring that Barrick’s operations are managed according to Best-in-Class practices, and that the Company maintains strong and constructive relationships with shareholders, analysts, and other partners, including host governments and communities. See “Our Governance and Leadership Structure – Executive Chairman” in Schedule A of this Circular.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Executive Chairman. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Executive Chairman and the Board, for managing the Company’s business on a day-to-day basis and monitoring operational performance, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Executive Chairman, execution of the Company’s strategic priorities. The President and Chief Executive Officer is responsible for managing the Company’s internal control framework and reporting to the Corporate Governance & Nominating Committee on Barrick’s progress towards its corporate responsibility objectives. Among other things, the President and Chief Executive Officer is also responsible for overseeing the implementation of our decentralized management ethos with a strong ownership culture, and streamlining management and operations to eliminate non-essential costs. See “Our Governance and Leadership Structure – President and Chief Executive Officer” in Schedule A of this Circular.

Regionally-Focused Leadership Teams

Under the oversight of the President and Chief Executive Officer, Barrick is implementing a flat management structure with a strong ownership culture through the establishment of regionally-focused leadership teams in each of the geographies where Barrick operates (i.e., North America, Latin America and Australia Pacific, and Africa and the Middle East). By delegating authority to the executives and teams that are directly responsible for overseeing these regions, while streamlining management and operations to eliminate non-essential costs, Barrick expects to be better-positioned to deliver long-term value to its shareholders.

In addition, Barrick has established leadership teams whose responsibility is to focus on: (i) finance; (ii) strategic matters; (iii) exploration & geology; (iv) mineral resource management; (v) metallurgy, engineering & capital projects; (vi) health, safety and environment & sustainability; (vii) human resources; and (viii) corporate office and corporate communications. Each of these teams, together with the regional operating teams, reports directly to the President and Chief Executive Officer whose objective is to ensure the seamless operation of the entire organization with a view to driving value creation.

Streamlining of Standing Board Committees

Following the Merger, the Board determined to streamline and reconstitute the number of its standing committees. The Board combined the Audit and Risk Committees to form the Audit & Risk Committee, and the Corporate Governance & Nominating Committee assumed the responsibilities of the Corporate Responsibility Committee, which was dissolved. The reduction in the number of Board committees in no way alters the overall responsibilities of the Board and its committees or the importance that the Board ascribes to the tasks carried out by the Board and its committees. It merely allocates these responsibilities to fewer committees comprised of independent directors with the necessary skills and experience to oversee those functions, consistent with our streamlined Board structure.

Director Search Process

We identify director candidates through a rigorous search and selection process overseen by our Corporate Governance & Nominating Committee. As required, Barrick retains an external search firm to identify potential candidates. The aim of this process is to supplement the Board with individuals possessing complementary skills. In particular, consistent with our Diversity Policy, Barrick expects to increase the gender diversity of its Board as it continues to seek out directors whose skills, professional experiences, and backgrounds are able to best address the opportunities, challenges, and risks of our business. See “Our Commitment to Corporate Governance – Board Composition and Refreshment” on page 21.

Our Approach to Corporate Governance

✓	Our Board is independent.

•	Board Independence: We adopted a minimum independence standard of two-thirds for our Board.

•	Committee Independence: All of our Board committees are comprised entirely of independent directors.

22	Barrick Gold Corporation | 2019 Circular

•

Independent Sessions: Our Corporate Governance Guidelines mandate that an in camera session follows every Board meeting (including special meetings) at which the independent directors meet without the non-independent directors and without any other officers or employees present.

•

Enhanced Board Interlocks Policy: Our guidelines limit the number of board interlocks that can exist at any time to no more than two, and prohibit any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A Board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company.

✓	Our Board is effective.

•

Board Assessment: Generally, the Board, its committees, and individual directors participate in an annual assessment process in which the Lead Director and the Chair of the Corporate Governance & Nominating Committee jointly interview each of the directors. The interview process includes director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director, and the Committee Chairs. The results of the assessment process are reviewed with the entire Board, and the Lead Director and Chair of the Corporate Governance & Nominating Committee meet with the individual directors to share feedback from the peer reviews. Due to the ongoing Merger process and associated governance changes, formal annual performance assessments were not conducted in 2018. The newly-constituted Board plans to recommence the annual performance assessment process in 2019.

•

Continuing Education for Directors: We continue to enhance the ongoing education of our directors. Continuing education sessions are incorporated into regularly scheduled Board meetings. For further details on the education program for 2018, see “Board Orientation and Continuing Education” in Schedule A of this Circular.

✓	Our Board is responsive.

•

Shareholder Engagement Policy: The Board has adopted a formal Shareholder Engagement Policy. The Shareholder Engagement Policy is designed to facilitate an open dialogue and exchange of ideas between our Board and our shareholders. We encourage our shareholders to review the policy and to reach out to our directors to discuss matters of significance. The Shareholder Engagement Policy is available on our website at www.barrick.com/about/governance.

•

Majority Voting Policy: Any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election, in an uncontested election, must promptly tender his or her resignation to the Executive Chairman, or in the case of the Executive Chairman, to the Lead Director. The resignation will be accepted absent exceptional circumstances.

•

2018 Investor Day: On February 22, 2018, Barrick hosted its second Investor Day which was attended by significant shareholders and key analysts, and was broadcast via live audio webcast for those who could not attend in person. Our Executive Chairman opened the session by highlighting Barrick’s long-term vision for generating shareholder value. He was followed by senior executives and general managers of our core mines who provided financial and operational updates.

•

2018 Sustainability Briefing and Sustainability Engagement: On June 6, 2018, Barrick hosted its second Sustainability Briefing for investors, which was broadcast via live video webcast for those unable to attend in person. Online attendees also had the ability to submit questions electronically. Speakers included the then Chair of the Corporate Responsibility Committee, along with our then Chief Sustainability Officer and other leaders from across the organization. This session focused on Barrick’s commitment to responsible mining in partnership with host governments and communities in which we operate.

•

2018 Barrick and Randgold Joint Investor Days: In November 2018, Barrick and Randgold hosted joint investor days in New York, United States; Toronto, Canada, and in London, United Kingdom which were attended by a group of significant shareholders and key analysts. Mark Bristow, who was the President and Chief Executive Officer of Randgold prior to the Merger and was appointed President and Chief Executive Officer of Barrick following the Merger on January 1, 2019, led the session by highlighting Barrick’s long-term vision to be the world’s most valued gold mining business. He was joined by Barrick and Randgold executives who provided further updates on the strategy and organizational structure for each region in which Barrick operates following the Merger.

✓	Our approach to corporate governance evolves with state-of-the-art practices.

•

Enhanced Clawback Policy: Our Clawback Policy was recently amended to subject incentive compensation paid or granted to the Executive Chairman; President and Chief Executive Officer; Senior Executive Vice-President and Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; other Named Partners; and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct has occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable.

Barrick Gold Corporation | 2019 Circular	23

•

Share Ownership Policies for Non-Executive Directors and Executives: Barrick maintains minimum share ownership requirements for its directors, executives, and other officers. Within five years of joining the Board, non-executive directors are required to hold at least three times the value of their annual Board retainer in Barrick Shares and/or Deferred Share Units (DSUs). Within three years of joining Barrick, our Executive Chairman is required to hold at least four times his salary in Barrick Shares and DSUs. Within five years from the date of his appointment, our President and Chief Executive Officer is required to hold ten times his salary in Barrick Shares and/or other long-term incentive awards. Within five years of joining Barrick, our Named Partners are required to hold five times their salary in Barrick Shares, RSUs, and PGSUs. See “Report on Director Compensation and Equity Ownership – Director Share Ownership Requirements” on page 44 and “2018 Compensation of Named Executive Officers – Managing Compensation Risks – Share Ownership Requirements” beginning on page 74.

•

Anti-hedging Policy: Barrick has adopted a formal anti-hedging policy prohibiting all officers and directors from hedging the economic exposure of their ownership of Barrick Shares and equity-based LTI compensation.

•

Enhanced Approach to Disclosure: In March 2018, Barrick launched an online digital information circular (Digital Circular) to modernize the way that proxy materials are presented to shareholders and make proxy-related information more accessible. In November 2018, Barrick was recognized by the Governance Professionals of Canada for the “Best Engagement by a Governance Team (Publicly Listed)” at the 2018 Excellence in Governance Awards. This award is given to publicly-listed companies that demonstrate exemplary quality across six judging categories, namely: (1) clarity, completeness, and accuracy of written disclosures; (2) discussion of director appropriateness and the skills and experience of the board; (3) enhanced disclosures, including but not limited to the proxy circular and the compensation discussion and analysis; (4) online, interactive or other innovative mediums for shareholder communication, including virtual forums; (5) mechanisms for access to board members and senior management, both collectively and individually; and (6) the effectiveness of investor outreach activities and accessibility of the board in terms of the level of responsiveness to shareholders, including the degree to which the engagement program is proactive.

•

Enhanced Shareholder Communication: Barrick established a designated Investor Relations hotline to supplement the existing email address. The hotline provides shareholders with improved access to the Company and facilitates shareholder engagement. Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we manage and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for managing and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

By further decentralizing our corporate office, we have continued to accelerate the pace at which information flows between leadership and our mines. This nimble structure enhances our risk management processes by promoting faster information sharing and greater transparency. In late 2018, the weekly Business Plan Review (BPR) meeting transitioned to a Weekly Executive Review, which is now the main forum for senior management to raise and discuss risks facing the operations and organization more broadly. The Weekly Executive Review is held among the President and Chief Executive Officer and other key executives and other senior management, including our regional Chief Operating Officers.

The Board and its Committees are responsible for overseeing the Company’s enterprise risk and internal control frameworks, risk management and major financial risks and financial reporting exposures, the alignment of Barrick’s executive compensation

24	Barrick Gold Corporation | 2019 Circular

programs with strategic priorities, and the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures. The Audit & Risk Committee assists the Board in, among other things, overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks.

During 2018, we continued to improve the quality of risk information provided to the Risk Committee, including concise and relevant risk information that facilitates meaningful discussions about key risks facing the organization and how they are being managed. In-depth briefings were provided on specific topics to provide a more detailed understanding of risks, and management’s risk mitigation strategies, where appropriate. For example, during 2018, in-depth briefings were provided to the Risk Committee on a range of topics, including Barrick’s tailings storage facility stewardship program, Pascua-Lama, the Porgera earthquake, decentralization, Barrick’s insurance programs, integration risks related to the Merger, and talent management for mine general managers. Effective January 1, 2019, the duties and responsibilities of the Risk Committee were assumed by the Audit & Risk Committee, and the Risk Committee was dissolved. The Audit & Risk Committee will continue to hold these in-depth briefings and receive this enhanced quality of risk information going forward.

For a more detailed description of our risk oversight processes, please see “Risk Oversight” in Schedule A of this Circular.

Our Commitment to Managing Climate Change Risks

Barrick considers climate change, including shifts in temperature and precipitation and more frequent severe weather events, to be a company, community and global concern. In 2018, Barrick continued to implement the climate change strategy it developed in 2017, which is aligned with Barrick’s overall business strategy to grow free cash flow per share(1) through safe and responsible mining.

Barrick’s climate change strategy has three pillars: (i) understand and mitigate the risks associated with climate change, (ii) reduce Barrick’s impact on climate change, and (iii) improve our disclosure on climate change. Governance over climate-related risks and opportunities is provided at both the Board and management level.

Prior to the completion of the Merger, the Corporate Responsibility Committee, which met quarterly, was responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change. The Risk Committee assisted the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into Barrick’s formal risk management process, outputs of which were reviewed by the Risk Committee throughout 2018. In addition, the Audit Committee reviewed the Company’s approach to climate change in the context of Barrick’s public disclosure.

Following completion of the Merger and the changes to Board and committee composition, the Corporate Governance & Nominating Committee assumed the responsibilities of the Corporate Responsibility Committee with respect to its oversight of environmental matters, as described above, while the respective responsibilities of the Audit Committee and the Risk Committee prior to the Merger were assumed by the Audit & Risk Committee. In addition, Barrick reaffirmed its commitment to sustainability by establishing an Environmental & Social Oversight Committee (E&S Committee). The E&S Committee is chaired by the President and Chief Executive Officer, and includes each of the regional Chief Operating Officers, Mine General Managers and health, safety, and environment and closure leads, as well as the Group Sustainability Executive and an independent sustainability consultant. The E&S Committee meets each quarter to review the Company’s sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company’s operations at an early stage. The President and Chief Executive Officer reviews the reports of the E&S Committee with the Corporate Governance & Nominating Committee on a quarterly basis as part of the Committee’s mandate to oversee Barrick’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance.

(1)

Free cash flow per share is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

Barrick Gold Corporation | 2019 Circular	25

Directors

The Board recommends a vote FOR all nominees listed below.

We believe our Board nominees must strike the right balance between those who have skills and experience necessary to ensure our business can secure its license to operate, and those who have technical and operating expertise and financial and business acumen.

Director Profiles

The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually, and by majority vote. Our majority voting policy provides that any nominee proposed for election as a director in an uncontested election who receives less than a majority of votes cast in favor of his or her election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director for Board consideration. There are no contracts, arrangements, or understandings between any director or executive officer, or any other person, pursuant to which any of the nominees has been nominated for election as a director of the Company.

All other director information can be found in “Report on Director Compensation and Equity Ownership” on page 44, “Committees of the Board” beginning on page 35, and in Schedule A of this Circular.

26	Barrick Gold Corporation | 2019 Circular

Director since January 1, 2019 Beau Champ, Mauritius Nationality: South African Areas of Expertise
Mining Operations

Health, Safety & Environmental

Capital Allocation & Financial Acumen

International Business Experience and Global Partnerships

Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

M&A Execution
Risk Management

Mark Bristow (60), Non-Independent, President and Chief Executive Officer of Barrick

Mr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019, following completion of the Merger. Previously, since its incorporation in 1995, Mr. Bristow was the Chief Executive Officer of Randgold following his pioneering exploration work in West Africa. He subsequently led Randgold’s growth through the discovery and development of high quality assets into a major international gold mining business. Mr. Bristow played a pivotal role in promoting the emergence of a sustainable mining industry in Africa, and has a proven track record of delivering significant shareholder value. During his career, Mr. Bristow has held board positions at a number of global gold mining companies. Mr. Bristow holds a Doctorate in Geology from Natal University in South Africa.

Voting Results			Board and Committee Membership as at March 28, 2019	Attendance
Year	For	Withheld	Board of Directors	3/3

2018	N/A	N/A

2017	N/A	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years(1)
Rockwell Diamonds Inc.				(2006 to Present)
Randgold Resources Limited				(1995 to 2018)
Voting Securities Held as at March 1, 2019
Barrick Shares(2)				5,526,661
Other Securities Held as at December 31, 2018
DSUs				Nil

RSS Awards (legacy Randgold Plan)(3)				186,958

Long-Term Incentive Plan Awards (legacy Randgold Plan)(4)				480,404
Meets share ownership requirement for President and Chief Executive Officer

(1)

As a result of provisional liquidation proceedings of its South African operating subsidiaries, Rockwell Diamonds Inc. (RDI) was unable to complete and file its audited financial statements for the year ended February 28, 2018, the corresponding management discussion and analysis and applicable certificates by the prescribed deadline due to its current funding constraints and uncertainty of the outcome of the provisional liquidation process of its subsidiaries in South Africa. As a result, the Ontario Securities Commission issued a cease trade order in respect of RDI dated July 5, 2018 which remains in effect as of the date of this Circular.

(2)

Mr. Bristow owns 4,678,175 Barrick Shares directly. In addition, Mr. Bristow holds 306,589 Barrick Shares pursuant to the exchange into Barrick Shares of the one-off Randgold CEO Award that was granted to him by Randgold in 2013. These Barrick Shares must be held for the duration of Mr. Bristow’s employment with Barrick. Mr. Bristow holds 156,833 Barrick Shares pursuant to the Randgold Annual Bonus Plan. These Barrick Shares are subject to a hold period ending on the earlier of January 1, 2020 (in respect of the 2017 Annual Bonus) or January 1, 2021 (in respect of the 2018 Annual Bonus), and the date on which his employment with Barrick terminates. Mr. Bristow holds 177,736 Barrick Shares pursuant to the Randgold Co-Investment Plan. These Barrick Shares are subject to a hold period ending on the earlier of the second anniversary of the completion of the Merger and the date on which his employment with Barrick terminates. Mr. Bristow holds 207,328 Barrick Shares pursuant to the Randgold Restricted Share Scheme (RSS). These Barrick Shares are subject to a hold period ending on the earlier of the second anniversary of the completion of the Merger and the date on which his employment with Barrick terminates.

(3)

Upon completion of the Merger, Barrick assumed certain outstanding awards granted by Randgold pursuant to the RSS prior to closing, and has agreed to satisfy such awards on vesting through the issuance of Barrick Shares (taking into account the exchange ratio of the Merger) on the same vesting schedule as applied to the relevant RSS award. Awards granted pursuant to the RSS are subject to performance conditions. Once vested, Barrick Shares issued pursuant to the RSS are subject to a two-year hold period.

(4)

Upon completion of the Merger, Barrick assumed certain outstanding awards granted by Randgold pursuant to its Long-Term Incentive Plan, and has agreed to satisfy such awards on vesting through the issuance of Barrick Shares (taking into account the exchange ratio of the Merger) on the same vesting schedule as applied to the relevant Long-Term Incentive Plan award. Awards granted pursuant to the Long-Term Incentive Plan are subject to performance conditions. Once vested, Barrick Shares issued pursuant to the Long-Term Incentive Plan are subject to a two-year hold period.

Barrick Gold Corporation | 2019 Circular	27

Director since September 2003

Santo Domingo, Dominican Republic

Nationality:

Venezuelan and Spanish

Areas of Expertise

Capital Allocation & Financial Acumen

Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

International Business Experience and Global Partnerships

Gustavo A. Cisneros (73), Independent

Mr. Cisneros is the Chairman of Cisneros, a privately-held worldwide media, entertainment, telecommunications and consumer products organization. Additionally, he is the owner of Tropicalia, a large-scale, high-end, environmentally and socially responsible, tourism real estate development in the Dominican Republic. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. During his career, Mr. Cisneros has held board positions and other leadership roles at a number of organizations, including: Univision Communications, Chase Manhattan Bank, All-American Bottling Corporation, Spalding, the Panama Canal Authority, the United Nations Information and Communication Technologies Task Force, the Ibero-American Council for Productivity and Competitiveness, the Council for the Atlantic Institute of Government, The Nature Conservancy, Americas Society, the Council on Foreign Relations, The Museum of Modern Art (MoMA) and Harvard University. Mr. Cisneros holds an honorary doctorate degree from the University of Miami and an undergraduate degree from Babson College.

Voting Results			Board and Committee Membership as at March 28, 2019	Attendance
Year	For	Withheld	Board of Directors	10/10

2018	95.4%	4.6%	Compensation	9/9

2017	93.1%	6.9%	Corporate Governance & Nominating (Chair)	6/6
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Voting Securities Held as at March 1, 2019
Barrick Shares				11,000
Other Securities Held as at December 31, 2018

DSUs				131,177
Meets share ownership requirement

28	Barrick Gold Corporation | 2019 Circular

Director since January 1, 2019 London, United Kingdom Nationality: British Areas of Expertise

Capital Allocation & Financial Acumen

Talent Development and Allocation & Partnership Culture

M&A Execution

International Business Experience and Global Partnerships

Risk Management

Christopher L. Coleman (50), Independent

Mr. Coleman is the group head of banking at Rothschild & Co. and has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. From 2008 until the completion of the Merger, Mr. Coleman served as a non-executive director of Randgold, including as non-executive Chairman of the board of directors, Chairman of the governance and nominating committee, and member of the remuneration committee. Beyond his service as a director of Randgold, Mr. Coleman has had long-standing involvement in the mining sector in Africa and globally. He is a director of NM Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co. Group, which he joined in 1989. He is also a non-executive director of Papa John’s International, Inc. From 2001 to 2008, Mr. Coleman was a non-executive director of the Merchant Bank of Central Africa. Mr. Coleman holds an undergraduate degree from the London School of Economics and Political Science.

Voting Results			Board and Committee Membership as at March 28, 2019	Attendance
Year	For	Withheld	Board of Directors	3/3

2018	N/A	N/A	Compensation (Chair from January 1, 2019)	3/3

2017	N/A	N/A	Corporate Governance & Nominating (since January 1, 2019)	1/1
			Overall Attendance	100%
Other Public Boards During Past Five Years
Papa John’s International, Inc.				(2012 to Present)
Randgold Resources Limited				(2008 to 2018)
Voting Securities Held as at March 1, 2019

Barrick Shares				121,334
Other Securities Held as at December 31, 2018

DSUs				Nil
Meets share ownership requirement

Barrick Gold Corporation | 2019 Circular	29

Director since July 2014

New York, NY, USA

Nationality:

Canadian

Areas of Expertise

Risk Management

Capital Allocation & Financial Acumen

M&A Execution

International Business Experience and Global Partnerships

Talent Development and Allocation & Partnership

J. Michael Evans (61), Independent

Mr. Evans is the President of Alibaba Group Holding Ltd. and a director of the company, a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of Alibaba Group Holding Ltd. with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. He is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Voting Results			Board and Committee Membership as at March 28, 2019	Attendance
Year	For	Withheld	Board of Directors	9/10

2018	99.3%	0.7%	Risk (Chair to December 31, 2018)	4/5

2017	95.7%	4.3%	Audit & Risk (since January 1, 2019)	1/1
			Overall Attendance	88%

Other Public Boards During Past Five Years
Alibaba Group Holding Ltd.	(2014 to Present)
Voting Securities Held as at March 1, 2019
Barrick Shares	Nil
Other Securities Held as at December 31, 2018

DSUs	72,276
Meets share ownership requirement

30	Barrick Gold Corporation | 2019 Circular

Director since July 2014 Henderson, NV, USA Nationality: American Areas of Expertise

Government and Regulatory Affairs & Community Relations

Talent Development and Allocation & Partnership Culture

M&A Execution

Capital Allocation & Financial Acumen

Brian L. Greenspun (72), Independent

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Voting Results			Board and Committee Membership as at March 28, 2019	Attendance
Year	For	Withheld	Board of Directors	9/10

2018	99.2%	0.8%	Corporate Governance & Nominating	6/6

2017	95.7%	4.3%	Compensation (since January 1, 2019)	3/3

			Corporate Responsibility (dissolved on January 1, 2019)	4/5
			Overall Attendance	92%
Other Public Boards During Past Five Years
None

Securities Held as at March 1, 2019
Barrick Shares				31,185

Other Securities Held as at December 31, 2018

DSUs				54,207
Meets share ownership requirement

Barrick Gold Corporation | 2019 Circular	31

Director since December 2005 Mesquite, NV, USA Nationality: American Areas of Expertise

Mining Operations

Health, Safety & Environmental

Talent Development and Allocation & Partnership Culture

Capital Allocation & Financial Acumen

Risk Management

J. Brett Harvey (68), Independent, Lead Director

Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a member of the National Executive Board of the Boy Scouts of America and a director and past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Voting Results			Board and Committee Membership as at March 28, 2019	Attendance
Year	For	Withheld	Board of Directors	10/10

2018	97.0%	3.0%	Compensation (Chair to December 31, 2018)	9/9

2017	93.9%	6.1%	Corporate Governance & Nominating (from October 23, 2018 to December 31, 2018)	2/2

			Audit & Risk (Chair from January 1, 2019)	1/1
			Overall Attendance	100%
Other Public Boards During Past Five Years
Warrior Met Coal Inc.				(2017 to Present)
Allegheny Technologies Inc.				(2007 to Present)
CONSOL Energy Inc.				(1998 to 2016)
Voting Securities Held as at March 1, 2019
Barrick Shares				29,175
Other Securities Held as at December 31, 2018
DSUs				103,206
Meets share ownership requirement

32	Barrick Gold Corporation | 2019 Circular

Director since January 1, 2019 Llanboidy, Carmarthenshire, United Kingdom Nationality: British Areas of Expertise

Mining Operations

Capital Allocation & Financial Acumen

Risk Management

M&A Execution

International Business Experience and Global Partnerships

Andrew J. Quinn (65), Independent

Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018 he served as non-executive director of Randgold, including the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has over 40 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Voting Results			Board and Committee Membership as at March 28, 2019	Attendance
Year	For	Withheld	Board of Directors	3/3

2018	N/A	N/A	Audit & Risk	1/1

2017	N/A	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years
Randgold Resources Limited				(2011 to 2018)

Voting Securities Held as at March 1, 2019
Barrick Shares				72,481

Other Securities Held as at December 31, 2018

DSUs				Nil
Meets share ownership requirement

Barrick Gold Corporation | 2019 Circular	33

Director since February 2012 Palm Beach, FL, USA Nationality: American Areas of Expertise
M&A Execution

Capital Allocation & Financial Acumen

International Business Experience and Global Partnerships

Talent Development and Allocation & Partnership Culture
Risk Management

Government and Regulatory Affairs & Community Relations

John L. Thornton (65), Non-Independent, Executive Chairman of Barrick

Mr. Thornton was appointed Executive Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Chairman of Silk Road Finance Corporation, an Asian investment firm, and Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and a Member of the Advisory Board of the Tsinghua University School of Economics and Management in Beijing. He is also Chairman Emeritus of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group, Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member or member of, the China Investment Corporation (CIC), Confucius Institute Headquarters, King Abdullah University of Science and Technology, McKinsey Advisory Council, Schwarzman Scholars, and the African Leadership Academy. He is also Vice Chairman of the Morehouse College Board of Trustees. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a Master’s degree from the Yale School of Management.

Voting Results			Board and Committee Membership as at March 28, 2019	Attendance
Year	For	Withheld	Board of Directors	10/10

2018	93.7%	6.3%

2017	93.8%	6.2%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Ford Motor Company				(1996 to Present	)
China Unicom (Hong Kong) Limited				(2008 to 2015)
Voting Securities Held as at March 1, 2019
Barrick Shares(5)(6)				5,000,000
Other Securities Held as at December 31, 2018
DSUs				1,154
Meets share ownership requirement for Executive Chairman

(5)

Mr. Thornton owns 3,985,219 Barrick Shares directly and 59,970 Barrick Shares indirectly through a Rollover IRA and 500,000 Barrick Shares indirectly through a Grantor Retained Annuity Trust. Mr. Thornton also exercises control or direction over 240,600 Barrick Shares held in the names of his wife and children. In addition, 214,211 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust. Following the announcement of the Merger, Mr. Thornton purchased 2,271,029 additional Barrick Shares, nearly doubling his share ownership position to 5,000,000 Barrick Shares.

(6)

On March 25, 2019, Mr. Thornton purchased an additional 215,000 Barrick Shares using his 2018 LTI award, bringing his total share ownership position to 5,215,000 Barrick Shares worth nearly 29 times his base salary as at March 28, 2019. Please see “2018 Compensation of Named Executive Officers – Managing Compensation Risks – Share Ownership Requirements” beginning on page 74 for more information.

34	Barrick Gold Corporation | 2019 Circular

Committees of the Board

A significant portion of the Board’s oversight responsibilities is carried out through its three standing committees.

On January 1, 2019, following the Merger, the Board reconstituted its committees to establish three standing committees, all of which have a written mandate. The Board combined the Audit and Risk Committees to form the Audit & Risk Committee, and the Corporate Governance & Nominating Committee assumed the responsibilities of the Corporate Responsibility Committee, which was dissolved. The reduction in the number of committees in no way alters the responsibilities of the Board or the importance the Board ascribes to the tasks carried out by the committees that have been dissolved. It merely allocates these responsibilities to fewer committees, consistent with our streamlined Board structure. In addition, all Board committees are comprised entirely of independent directors.

Our committee mandates set out the composition requirements of each committee. Each committee mandate also provides a description of the role and responsibilities of the Chair of the committee, which include:

•	providing leadership to the committee and presiding over committee meetings;

•	working with the Executive Chairman and/or Corporate Secretary, as appropriate, to establish the frequency and agendas of committee meetings;

•	facilitating the flow of information to and from the committee and fostering an environment in which committee members may ask questions and express their viewpoints;

•	reporting to the Board with respect to the activities of the committee and any recommendations of the committee; and

•	leading the committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate.

The mandate of each of our committees is available at www.barrick.com/about/governance.

The committee mandates authorize each committee to, in its sole discretion, engage external advisors as necessary at the expense of Barrick. Since the completion of the Merger, each committee has reviewed its mandate to ensure it reflects the needs of the Company, best practices, and applicable regulatory requirements. All changes to committee mandates from time to time are approved by the Corporate Governance & Nominating Committee and the Board.

The following chart sets out the members of the committees as of the date of this Circular.

Committee	Members

Audit & Risk Committee	J. Brett Harvey (Chair), J. Michael Evans, and Andrew J. Quinn

Compensation Committee	Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey

Corporate Governance & Nominating Committee	Gustavo A. Cisneros (Chair), Christopher L. Coleman, and Brian L. Greenspun

Committee membership rotates periodically. At least once per year, the Corporate Governance & Nominating Committee reviews the composition of committees and recommends committee members and Chairs to the Board for approval.

Barrick Gold Corporation | 2019 Circular	35

Audit & Risk Committee

Prior to January 1, 2019, the Audit Committee(1)(2) was comprised of Stephen J. Shapiro (Chair), Pablo Marcet and Ernie L. Thrasher. On January 1, 2019, upon completion of the Merger, the Audit Committee was combined with the Risk Committee. The new Audit & Risk Committee assumed the responsibilities of the Risk Committee in addition to the existing Audit Committee responsibilities. The reconstituted Audit & Risk Committee(1)(3) is comprised of J. Brett Harvey (Chair), J. Michael Evans, and Andrew J. Quinn as members. María Ignacia Benítez was a member of the Audit & Risk Committee from January 1, 2019 to February 28, 2019. For more information on the Audit & Risk Committee, please refer to the section entitled “Audit & Risk Committee” in our Annual Information Form for the year ended December 31, 2018.

Key Activities and Accomplishments for 2018

The activities described below were undertaken by the Audit Committee in 2018, prior to being reconstituted as the Audit & Risk Committee on January 1, 2019 following the Merger.

Financial Reporting

•  Reviewed and recommended for Board approval the Company’s quarterly and year-end financial statements prepared in accordance with IFRS and related management’s discussion and analysis

•  Reviewed reports from the Company’s Reserves and Resources Committee

•  Reviewed the Company’s disclosure controls and procedures

•  Reviewed the Company’s climate-related disclosure in line with the recommendations of the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures

Oversight of Control Functions

•  Monitored the Company’s internal control framework, the effectiveness of key controls, and the status of related corrective actions

•  Oversaw the Company’s risk management process and major financial risks and financial reporting procedures and processes, including joint venture governance initiatives, mine closure planning, insurance strategies, and cybersecurity measures and recovery plans, all as they relate to internal control over financial reporting

•  Reviewed financial reporting risk assessment completed by management

•  Monitored the effectiveness of the internal audit function and reviewed and approved the annual internal audit plan

Audit Planning Report and Conduct of Audit

•  Approved the external auditor’s audit planning report and fees and oversaw the conduct of its audit, which included the auditor’s opinion on the effectiveness of the Company’s internal controls over financial reporting

•  Assessed the effectiveness of the auditors

Administered Auditor Services Policy

•  Oversaw the Audit Services Policy, which requires the pre-approval of services performed by our auditor. The Audit Services Policy specifies the scope of services permitted to be performed by the auditor to ensure its independence is not compromised. All services provided by our auditor in 2018 were approved by the Audit Committee pursuant to the Audit Services Policy

Finance Organizational Structure	• Evaluated and monitored initiatives to streamline our finance processes and reduce the number of offices under the decentralized operating model

Compliance and Regulatory Matters

•  Reviewed regular reports on compliance with our Code of Business Conduct and Ethics, Anti-Fraud Policy, and Anti-Bribery and Anti-Corruption Policy and actions taken to monitor and enforce compliance

•  Monitored correspondence with regulators and legal and regulatory developments relevant to financial reporting having an impact on the Company’s business and operations

•  Reviewed the Company’s report on payments to governments under Canada’s Extractive Sector Transparency Measures Act

•  Reviewed the status of significant litigation

•  Reviewed the Company’s tax accounting process and global tax policies

Notes to Committee Membership:

(1)

All members of the Committee are financially literate and at least one member has accounting or related financial management expertise. Members of the Audit & Risk Committee may not serve on more than two other public company audit committees without Board approval. No member of the Audit & Risk Committee currently serves on the audit committee of more than three publicly-traded companies, including Barrick.

(2)	In 2018, the Board determined that Dr. Moyo and Messrs. Shapiro and Thrasher were each an “audit committee financial expert” as defined by the SEC rules.

(3)

In 2019, the Board has determined that Messrs. Harvey and Evans are each an “audit committee financial expert” as defined by the SEC rules. The rules adopted by the SEC indicate that the designation of such individuals as audit committee financial experts will not deem them to be “experts” for any purpose or impose any duties, obligations, or liability on them that are greater than those imposed on other members of the Audit & Risk Committee and Board who do not carry this designation.

36	Barrick Gold Corporation | 2019 Circular

Compensation Committee

Prior to January 1, 2019, the Compensation Committee was comprised of J. Brett Harvey (Chair), Gustavo A. Cisneros, J. Robert S. Prichard, Steven J. Shapiro, and Ernie L. Thrasher. On January 1, 2019, upon completion of the Merger, the Compensation Committee was reconstituted with Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey as members.

Key Activities and Accomplishments for 2018

The activities described below were undertaken by the Compensation Committee in 2018 prior to the Merger.

Shareholder Engagement	• Considered shareholder feedback on the approach to compensation for our Executive Chairman and Named Partners and recommended disclosure enhancements to address feedback received

Compensation Risk Assessment	• Evaluated the compensation risk assessment report on Barrick’s executive compensation program that was prepared by Pay Governance LLC (Pay Governance)

2018 Mining Peer Group

•  Reviewed and approved changes to the 2018 Mining Peer Group (removal of Cameco Corp. and Glencore plc; addition of Agnico Eagle Mines Limited, First Quantum Minerals Ltd. and Newcrest Mining Limited)

Executive Chairman Compensation

•  Reviewed global top executive pay from our Mining Peer Group and the broader market provided by its independent compensation consultant, Pay Governance, and considered additional factors to set the 2018 total compensation range for our Executive Chairman

Approved Executive Compensation

•  Prior to the closing of the Merger on January 1, 2019, reviewed the Executive Chairman’s recommendations and recommended approval of API opportunities and payouts for the partners who comprised our 2018 Executive Committee

•  Evaluated 2018 performance and recommended approval of PGSU awards for the continuing members of our 2018 Executive Committee, subject to obtaining year-end financial results

•  After considering the Corporate Governance & Nominating Committee’s performance evaluation of the Executive Chairman (which was completed in consultation with the Lead Director) and the Executive Chairman’s performance evaluation of the former President, determined and recommended to the independent directors the 2018 compensation of the Executive Chairman and the former President for approval

Barrick Global Share Plan and Barrick Share Purchase Plan

•  Reviewed and approved allocations of Barrick Shares to eligible employees to deepen Barrick’s ownership culture at all levels of the Company

•  Reviewed and approved a new Barrick Share Purchase Plan that allows our people to purchase Barrick Shares through payroll deductions and be rewarded for doing so through a matching Company purchase of Barrick Shares (to a maximum of $4,000 or Cdn $5,000 per year) that are subject to holding requirements

Governance

•  Evaluated Barrick’s executive compensation program against best practices and policies of proxy advisory firms

•  Reviewed and approved proposed amendments to the Restricted Share Unit Plan to allow for the awards of After-Tax Shares to further support our ownership culture across the organization

Barrick Gold Corporation | 2019 Circular	37

Corporate Governance & Nominating Committee

Prior to January 1, 2019, the Corporate Governance & Nominating Committee was comprised of Gustavo A. Cisneros (Chair), Brian L. Greenspun and Nancy H.O. Lockhart (until September 23, 2018). J. Brett Harvey was a member of the Corporate Governance & Nominating Committee from October 23, 2018 to December 31, 2018. On January 1, 2019, upon completion of the Merger, the Corporate Governance & Nominating Committee assumed the responsibilities of the Corporate Responsibility Committee, which was dissolved. The Corporate Governance & Nominating Committee was reconstituted with Gustavo A. Cisneros (Chair), Christopher L. Coleman, and Brian L. Greenspun as members. María Ignacia Benítez was a member of the Corporate Governance & Nominating Committee from January 1, 2019 to February 28, 2019.

Key Activities and Accomplishments for 2018

The activities described below were undertaken by the Corporate Governance & Nominating Committee in 2018 prior to the Merger.

Board Renewal

•  Oversaw the process for determining the composition of the new Board and committee structure following the Merger and reviewing proposed mandates and other governance documents

•  Together with the Lead Director, the Committee Chair led the annual director evaluation process and reviewed the full results with the Committee and key findings with the Board

•  Reviewed the Company’s progress toward achieving the objectives of the Diversity Policy

Governance and Compliance

•  Conducted, in consultation with the Lead Director, the 2018 performance evaluation of the Executive Chairman

•  In conjunction with the Compensation Committee, oversaw the implementation of our shareholder engagement strategy that included Barrick’s Investor Day, the Barrick and Randgold Joint Investor Days, the Sustainability Briefing, and ESG initiatives

•  Received regular updates on shareholder engagement activities and considered the implications of shareholder feedback on Barrick’s governance practices and initiatives

•  Evaluated Barrick’s continuance from the Province of Ontario to the Province of British Columbia, and oversaw the process of amending key governance documents (including the Articles) in connection with the continuance

38	Barrick Gold Corporation | 2019 Circular

Corporate Responsibility Committee (dissolved on January 1, 2019)

Prior to January 1, 2019, the Corporate Responsibility Committee was comprised of Brian L. Greenspun, Pablo Marcet, and Ernie L. Thrasher. Nancy H.O. Lockhart was the Chair of the Committee until she resigned from the Board on September 23, 2018. Ernie L. Thrasher served as the Chair of the Committee from October 22, 2018 to December 31, 2018. María Ignacia Benítez was a member of the Committee from October 22, 2018 to December 31, 2018. On January 1, 2019, upon the completion of the Merger, the Corporate Responsibility Committee was dissolved and its responsibilities were assumed by the Corporate Governance & Nominating Committee.

Key Activities and Accomplishments for 2018

The activities described below were undertaken by the Corporate Responsibility Committee in 2018 prior to its responsibilities being assumed by the Corporate Governance & Nominating Committee on January 1, 2019.

Oversight of Corporate Responsibility Matters

•  Monitored the organizational structures of the corporate responsibility functions within the Company’s decentralized operating model, including the safety, health, and environment, permitting and mine closure, community relations, human rights, and security functions

•  Evaluated regular reports on key performance indicators for our corporate responsibility functions

•  Monitored the assurance process relating to compliance with applicable regulatory requirements across the corporate responsibility functions

•  Received a detailed briefing on joint venture governance, including on management oversight, policy implementation, compliance on corporate responsibility matters, and reporting

Oversight of Stakeholder and Reputational Matters

•  Evaluated regular reports on key stakeholder and reputational matters as they relate to our corporate responsibility functions, corporate affairs, sustainability, and human rights matters

•  Received detailed reports on reportable environmental and employee health and safety incidents, including detailed safety analyses and statistics for each mine site, and initiated reviews of preventative measures and emergency preparedness. Members of the Committee visited the Cortez and Goldstrike mines to monitor safety culture and to discuss health and safety risks directly with front-line personnel

•  Reviewed the Company’s water management, tailings and heap leach management, and closure strategies, and received regular updates on Barrick’s tailings storage facilities stewardship program

•  Reviewed the Company’s approach to the renewal of the Special Mining Lease at the Porgera Joint Venture, including with respect to community and government relations and human rights matters

Human Rights Program	• Oversaw the continued implementation of the Company’s global human rights compliance program • Reviewed the Company’s human rights and security strategy

Corporate Social Responsibility

•  Oversaw the continued implementation of the Company’s corporate social responsibility and community relations programs and policies

•  Reviewed the Company’s approach to addressing sexual harassment, including the Company’s policies and standards, guidance on reporting, and global training initiatives

Barrick Gold Corporation | 2019 Circular	39

Risk Committee (dissolved as a standalone committee and combined with the Audit Committee on January 1, 2019)

Prior to January 1, 2019, the Risk Committee was comprised of J. Michael Evans (Chair), Graham G. Clow, Anthony Munk, and J. Robert S. Prichard. Patricia Hatter was a member of the Risk Committee from October 23, 2018 to December 31, 2018. On January 1, 2019, upon the completion of the Merger, the Risk Committee was dissolved and its responsibilities were assumed by the Audit & Risk Committee.

Key Activities and Accomplishments for 2018

The activities described below were undertaken by the Risk Committee in 2018 prior to its combination with the Audit Committee on January 1, 2019.

Enterprise Risk Management

•  Reviewed and assessed reports on the Company’s processes relating to enterprise risk management and overall strategy related to enterprise risks. These risks include financial, regulatory, strategic, and operational risks

•  Continued an ongoing process to improve the quality of information received by the Committee to facilitate meaningful discussion about risks facing the organization and how they are being managed. Particular attention was paid to gaining an improved understanding of enterprise-level risks such as geopolitical risks, operational risks, risks associated with Barrick’s decentralization initiatives, capital project execution risks, and risks associated with Barrick’s digital environment, including cybersecurity

•  Evaluated significant risk mitigation programs such as Barrick’s anti-corruption program, tailings storage facility stewardship program, talent management program, insurance program, and the Company’s approach to managing risks associated with its joint ventures

Liquidity Management

•  Reviewed and assessed reports on the Company’s financial plan to ensure its adequacy and soundness in relation to its operational and capital plans

•  Evaluated management’s actions to improve the operations and business of the Company including through the Company’s Best-in-Class and digitization initiatives

•  Reviewed the Company’s liability management and dividend strategy

Strategic Transaction Risk

•  Reviewed and assessed reports on integration planning and related risks in connection with the Merger. Particular attention was paid to the integration of Barrick and Randgold’s organizational structures and operations including the integration of the companies’ financial planning and reporting, risk management, business assurance, and other key business functions

Financial Risk Management	• Provided oversight of the Company’s significant financial risk management strategies

40	Barrick Gold Corporation | 2019 Circular

Meeting Attendance

We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of shareholders. Directors may participate by teleconference if they cannot attend in person. Subject to extenuating circumstances, directors are expected to attend a minimum of 75% of all Board and committee meetings. All directors satisfied this requirement in 2018. The table below summarizes the number of Board and committee meetings attended by our director nominees from January 1, 2018 to March 28, 2019. The directors’ attendance records are also included in the director profiles under “Directors” beginning on page 26.

Meeting Attendance of Director Nominees

Following the merger of Barrick and Randgold on January 1, 2019, Barrick’s Board was reconstituted with nine directors, six of whom were appointed by Barrick and three of whom were appointed by Randgold. Regrettably, on February 28, 2019, shortly before this Circular was finalized, Ms. María Ignacia Benítez, an independent director of Barrick since April 2018, passed away. At the date of this Circular, the search for a candidate to fill the position left vacant by Ms. Benítez was ongoing. There are eight directors, listed below, being nominated for election to the Board at the Meeting.

Effective January 1, 2019, the committees of the Board were also reconstituted. The Audit Committee and Risk Committee were combined to form the Audit & Risk Committee. The Corporate Governance & Nominating Committee assumed the responsibilities of the Corporate Responsibility Committee and, as a result, the Corporate Responsibility Committee was dissolved effective January 1, 2019.

Director	2018 Board Meetings	2018 Committee Meetings					2019 Board Meetings	2019 Committee Meetings			Total Board and Committee Meetings to March 28, 2019
		Audit	Compen- sation	Corporate Governance & Nominating	Corporate Responsibility	Risk		Audit & Risk	Compen- sation	Corporate Governance & Nominating
M. Bristow(1)	-	-	-	-	-	-	3/3 100%	-	-	-	3 of 3 100%
G.A. Cisneros	7/7 100%	-	6/6 100%	5/5 100%	-	-	3/3 100%	-	3/3 100%	1/1 100%	25 of 25 100%
C.L. Coleman(1)(2)	-	-	-	-	-	-	3/3 100%	-	3/3 100%	1/1 100%	7 of 7 100%
J.M. Evans(3)	6/7 86%	-	-	-	-	4/5 80%	3/3 100%	1/1 100%	-	-	14 of 16 88%
B.L. Greenspun(4)	6/7 86%	-	-	5/5 100%	4/5 80%	-					22 of 24 92%
J.B. Harvey(5)	7/7 100%	-	6/6 100%	2/2 100%	-	-	3/3 100%	1/1 100%	3/3 100%		22 of 22 100%
A.J. Quinn(1)(6)	-	-	-	-	-	-	3/3 100%	1/1 100%	-	-	4 of 4 100%
J.L. Thornton	7/7 100%	-	-	-	-	-	3/3 100%	-	-	-	10 of 10 100%

(1)	Messrs. Bristow, Coleman, and Quinn became members of the Board of Directors on January 1, 2019.

(2)	Mr. Coleman became a member of the Corporate Governance & Nominating Committee and the Compensation Committee on January 1, 2019.

(3)	Mr. Evans became a member of the Audit & Risk Committee on January 1, 2019.

(4)	Mr. Greenspun became a member of the Compensation Committee on January 1, 2019.

(5)

Mr. Harvey was a member of the Corporate Governance & Nominating Committee from October 23, 2018 to December 31, 2018. Mr. Harvey attended both meetings held during the period that he was a member of the Corporate Governance & Nominating Committee. Mr. Harvey became a member of the Audit & Risk Committee on January 1, 2019.

(6)	Mr. Quinn became a member of the Audit & Risk Committee on January 1, 2019.

Barrick Gold Corporation | 2019 Circular	41

Meeting Attendance of Directors Not Standing for Re-Election

Director(1)	2018 Board Meetings	2018 Committee Meetings					2019 Board Meetings	2019 Committee Meetings			Total Board and Committee Meetings to March 28, 2019
		Audit	Compen- sation	Corporate Governance & Nominating	Corporate Responsibility	Risk		Audit & Risk	Compen- sation	Corporate Governance & Nominating
M.I. Benítez(2)	6/6 100%	-	-	-	2/2 100%	-	0/2 0%	0/1 0%	-	0/1 0%	8 of 12 67%
G.G. Clow(3)	7/7 100%	-	-	-	-	4/5 80%	-	-	-	-	11 of 12 92%
G.A. Doer(4)	1/1 100%	-	-	-	2/2 100%	-	-	-	-	-	3 of 3 100%
K.P.M. Dushnisky(5)	3/3 100%	-	-	-	-	-	-	-	-	-	3 of 3 100%
P. Hatter(6)	6/6 100%	-	-	-	-	2/2 100%					8 of 8 100%
N.H.O. Lockhart(7)	5/5 100%	-	-	3/3 100%	3/3 100%	-	-	-	-	-	11 of 11 100%
P. Marcet(8)	7/7 100%	5/5 100%	-	-	5/5 100%	-	-	-	-	-	17 of 17 100%
D.F. Moyo(9)	1/1 100%	1/2 50%	-	1/2 50%	-	1/2 50%	-	-	-	-	4 of 7 57%
A. Munk(10)	7/7 100%	-	-	-	-	5/5 100%	-	-	-	-	12 of 12 100%
J.R.S. Prichard(11)	7/7 100%	-	6/6 100%	-	-	5/5 100%	-	-	-	-	18 of 18 100%
S.J. Shapiro(12)	6/7 86%	4/5 80%	5/6 83%	-	-	-	-	-	-	-	15 of 18 83%
E.L. Thrasher(13)	7/7 100%	5/5 100%	6/6 100%	-	5/5 100%	-	-	-	-	-	23 of 23 100%

(1)

In order to comply with the Canadian residency requirements under the Business Corporations Act (Ontario), Mr. Kevin Thomson – Senior Executive Vice-President, Strategic Matters and a Canadian resident – became a director of Barrick on an interim basis between November 7, 2018 and November 27, 2018. Mr. Thomson ceased to be a director immediately following the continuance of Barrick to the province of British Columbia where there is no Canadian residency requirement for directors. No Board meetings were held during the period that Mr. Thomson was a director.

(2)

Ms. Benítez became a member of the Board effective April 24, 2018. She became a member of the Corporate Responsibility Committee on October 22, 2018 and attended both meetings held after that date. On January 1, 2019, upon the completion of the Merger, the Corporate Responsibility Committee was dissolved and its responsibilities were assumed by the Corporate Governance & Nominating Committee. Ms. Benítez passed away on February 28, 2019.

(3)	Mr. Clow ceased to be a member of the Board effective January 1, 2019.

(4)	Mr. Doer ceased to be a member of the Board effective April 24, 2018.

(5)	Mr. Dushnisky ceased to be a member of the Board effective August 31, 2018.

(6)	Ms. Hatter became a member of the Board effective April 24, 2018 and a member of the Risk Committee effective October 23, 2018. She ceased to be a member of the Board effective January 1, 2019.

(7)	Ms. Lockhart ceased to be a member of the Board effective September 23, 2018.

(8)	Mr. Marcet ceased to be a member of the Board effective January 1, 2019.

(9)	Dr. Moyo ceased to be a member of the Board effective April 24, 2018.

(10)	Mr. Munk ceased to be a member of the Board effective January 1, 2019.

(11)	Mr. Prichard ceased to be a member of the Board effective January 1, 2019.

(12)	Mr. Shapiro ceased to be a member of the Board effective January 1, 2019.

(13)	Mr. Thrasher ceased to be a member of the Board effective January 1, 2019.

42	Barrick Gold Corporation | 2019 Circular

Report on Director Compensation and Equity Ownership

Overall Objectives of the Director Compensation Program

As a voice of all owners, and as owners themselves, our directors are compensated for their oversight, accountability, and stewardship of the Company.

The following sections provide an overview of our director compensation program, including how compensation is delivered to our non-executive director nominees and their share ownership requirements. The term “non-executive directors” in this Circular refers to those directors who are not officers or employees of the Company.

Director Compensation Structure

Annual Retainer

Non-executive directors receive an annual retainer of $200,000 in four installments following the end of each quarter of service as a Board member. In February 2015, the Board of Directors approved a change to the director compensation structure to require directors to receive at least 75% of their annual director retainer in the form of DSUs. All directors have the option to elect to receive 100% of their annual retainer in DSUs or in cash to purchase Barrick Shares that cannot be sold, transferred, or otherwise disposed of until the director leaves the Board. There are no additional meeting fees for our directors.

Additional Retainers for Certain Directors

Certain directors receive additional retainers that are paid quarterly in cash:

•	Lead Director: The Lead Director receives an additional $30,000 annually due to the broad responsibilities of this position.

•

Audit & Risk Committee Chair and members: The Audit & Risk Committee Chair receives an additional $25,000 annually and members of the Audit & Risk Committee receive an additional $3,000 annually due to the workload and broad responsibilities of the Committee.

•	Other Committee Chairs: Other Committee Chairs receive an additional $15,000 annually due to the workload and their broad responsibilities.

The Compensation Committee periodically reviews director compensation to ensure competitiveness. The size and design of our directors’ compensation awards are benchmarked against our Mining Peer Group, which is the same as that used for executive compensation, as discussed in “2018 Compensation of Named Executive Officers – Compensation Governance and Oversight – Compensation Peer Group and Benchmarking” on page 71.

No Other Compensation

Non-executive directors do not receive any cash incentive compensation or pension benefits. Since 2004, DSUs have been the only form of equity awards granted to non-executive directors. Directors who are officers of the Company do not receive any compensation for their services as directors.

Director Equity Awards

Deferred Share Unit Plan

Each DSU is a share unit that is equal in value to a Barrick Share and is fully vested upon grant, but is not paid out until the director leaves the Board. Following a director’s departure from the Board, the director may elect, at any time up to the end of the calendar year, to have his or her DSUs redeemed for cash based on the value of Barrick Shares on a redemption date subsequent to his or her notice of resignation from the Board.

Director Stock Options

Non-executive directors of the Company have not received options since 2003. The Stock Option Plan (2004) (the 2004 Plan) specifically excludes non-executive directors from receiving options under the 2004 Plan. No current director of the Company owns any options.

Barrick Gold Corporation | 2019 Circular	43

Director Share Ownership Requirements

In order to drive emotional and financial ownership among our directors, Barrick requires directors to own Barrick Shares and/or DSUs having a minimum value established by the Board. Barrick Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement. The minimum share ownership requirements are as follows:

•

Executive Chairman: The Executive Chairman is required to hold Barrick Shares and/or DSUs worth a total value of at least four times his annual pre-tax salary and has three years from the date of his appointment to fulfill the share ownership requirement.

•

Non-executive directors: Each non-executive director is required to hold at least three times his or her annual Board retainer worth of Barrick Shares and/or DSUs and has five years from the date of his or her initial election or appointment to fulfill the share ownership requirement.

•

President and Chief Executive Officer: The President and Chief Executive Officer is required to hold Barrick Shares and/or other long-term incentive awards worth a total value of at least ten times his annual pre-tax salary and has five years from the date of his appointment to fulfill the shareholder ownership requirement.

The minimum share ownership requirement for non-executive directors is evaluated annually on December 31 and is subject to a grace period whereby if the market value of a director’s equity interest in the Company falls below the minimum share ownership requirement due to a significant decrease in the price of Barrick Shares, such director will have two years from the end of the fiscal quarter in which the value first fell below the minimum requirement to once again meet the requirement. As at December 31, 2018, all directors have met their share ownership requirements.

The following table provides details of the share ownership of our director nominees, other than Mr. Thornton, whose share ownership requirement is disclosed under “2018 Compensation of Named Executive Officers – Managing Compensation Risks – Share Ownership Requirements” beginning on page 74. Mr. Bristow’s share ownership is disclosed below as he was appointed on January 1, 2019 and was not an NEO in 2018.

Share Ownership of Director Nominees

Name	Date	Value of Barrick Shares (# of Barrick Shares)	Value of DSUs (# of DSUs)	Total Value of Barrick Shares and DSUs(1) (# of Barrick Shares and DSUs)	Value as Multiple of Retainer as at December 31, 2018	Share Ownership Requirement Met as at December 31, 2018 (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Mark Bristow(2)	December 31, 2018	N/A	N/A	N/A	N/A	N/A
	March 1, 2019	$68,033,197 (5,526,661)	N/A	$68,033,197 (5,526,661)
Gustavo A. Cisneros	December 31, 2018	$148,940 (11,000)	$1,776,137 (131,177)	$1,925,077 (142,177)	9.6x	✓
	March 1, 2019	$135,410 (11,000)	$1,614,789 (131,177)	$1,750,199 (142,177)
Christopher L. Coleman	December 31, 2018	N/A	N/A	N/A	N/A	N/A
	March 1, 2019	$1,493,622 (121,334)	Nil (Nil)	$1,493,622 (121,334)
J. Michael Evans	December 31, 2018	Nil (Nil)	$978,617 (72,276)	$978,617 (72,276)	4.9x	✓
	March 1, 2019	Nil (Nil)	$889,718 (72,276)	$889,718 (72,276)
Brian L. Greenspun	December 31, 2018	$422,245 (31,185)	$733,963 (54,207)	$1,156,208 (85,392)	5.8x	✓
	March 1, 2019	$383,887 (31,185)	$667,288 (54,207)	$1,051,176 (85,392)
J. Brett Harvey	December 31, 2018	$395,030 (29,175)	$1,397,409 (103,206)	$1,792,439 (132,381)	9.0x	✓
	March 1, 2019	$359,144 (29,175)	$1,270,466 (103,206)	$1,629,610 (132,381)
Andrew J. Quinn	December 31, 2018	N/A	N/A	N/A	N/A	N/A
	March 1, 2019	$892,241 (72,481)	Nil (Nil)	$892,241 (72,481)

(1)	The values of Barrick Shares and DSUs are based on the closing price of Barrick Shares on the NYSE on December 31, 2018 ($13.54), the last trading day in 2018, and March 1, 2019 ($12.31).

(2)

Mr. Bristow does not receive any compensation for his services as a director and he is therefore not eligible to receive DSUs. Mr. Bristow currently satisfies his share ownership requirement, with ownership of 5,526,661 Barrick Shares that are voting securities worth over 37 times his base salary as at March 1, 2019. For additional details regarding Mr. Bristow’s ownership of Barrick Shares, please refer to Mr. Bristow’s director profile under “Directors” on page 27.

44	Barrick Gold Corporation | 2019 Circular

Director Compensation Summary for 2018

The following table provides details of the compensation for Barrick’s directors during 2018, other than Messrs. Dushnisky, Thomson, and Thornton, whose compensation is disclosed in “2018 Compensation of Named Executive Officers – Summary Compensation Table” on page 78 and who received no additional compensation as a result of their service as directors of Barrick.

Director Compensation Table for the Year Ended December 31, 2018(1)

Name	2018 Committee Memberships	Fees Earned(2)	Share-Based Awards(2)	Option-Based Awards	All Other Compensation	Total Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)

María Ignacia Benítez(3)	CR	$34,341	$103,022	Nil	Nil	$137,363

Gustavo A. Cisneros(4)	CG&N (Chair); Compensation	$15,000	$200,000	Nil	Nil	$215,000

Graham G. Clow(5)	Risk	$50,000	$150,000	Nil	Nil	$200,000

Gary A. Doer(6)	CR	$15,797	$37,500	Nil	Nil	$53,297

J. Michael Evans(7)	Risk (Chair)	$15,000	$200,000	Nil	Nil	$215,000

Brian L. Greenspun	CG&N; CR	$50,000	$150,000	Nil	Nil	$200,000

J. Brett Harvey(8)	Lead Director; Compensation (Chair); CG&N	$45,000	$200,000	Nil	Nil	$245,000

Patricia A. Hatter(9)	Risk	$137,363	Nil	Nil	Nil	$137,363

Nancy H.O. Lockhart(10)	CR (Chair); CG&N	$57,161	$100,000	Nil	Nil	$157,161

Pablo A. Marcet(11)	Audit; CR	$3,000	$200,000	Nil	Nil	$203,000

Dambisa Moyo(12)	Audit; CG&N; Risk	$26,635	$37,500	Nil	Nil	$64,135

Anthony Munk(13)	Risk	Nil	$200,000	Nil	Nil	$200,000

J. Robert S. Prichard(14)	Compensation; Risk	Nil	$200,000	Nil	Nil	$200,000

Steven J. Shapiro(15)	Audit (Chair); Compensation	$25,000	$200,000	Nil	Nil	$225,000

Ernie L. Thrasher(16)	Audit; CR (Chair); Compensation	$4,182	$200,000	Nil	Nil	$204,182

(1)	Compensation for non-executive directors is paid in U.S. dollars.

(2)

Figures shown in the Fees Earned column reflect the portion of the annual retainer taken in the form of cash, as well as additional retainers paid to certain directors in cash, as described in “Director Compensation Structure – Additional Retainers for Certain Directors” on page 43. Figures in the Share-Based Awards column reflect the portion of the annual retainer taken in the form of DSUs. Messrs. Cisneros, Evans, Harvey, Marcet, Munk, Prichard, Shapiro, and Thrasher and Ms. Lockhart elected to receive 100% of their annual Board retainer in DSUs. Ms. Hatter elected to receive 100% of her annual Board retainer in the form of cash to purchase Barrick Shares that cannot be sold, transferred, or otherwise disposed of until the end of her directorship. See “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2018” table on page 47 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors for 2018.

(3)

Ms. Benítez joined the Board on April 24, 2018 and she received a prorated director’s retainer of $137,363 as a member of the Board from April 24, 2018 to December 31, 2018. Ms. Benítez passed away on February 28, 2019.

(4)	Mr. Cisneros received a fee of $15,000 for his role as the Chair of the Corporate Governance & Nominating Committee.

(5)	Mr. Clow retired from the Board on January 1, 2019.

(6)

Mr. Doer retired from the Board on April 24, 2018. Mr. Doer received a prorated director’s retainer of $53,297 as a member of the Board from January 1, 2018 to April 24, 2018, $37,500 of which he received in the form of DSUs reflecting the fees for his services from January 1, 2018 to April 24, 2018, with the remainder paid in cash.

(7)	Mr. Evans received a fee of $15,000 for his role as the Chair of the Risk Committee.

(8)	Mr. Harvey received a fee of $15,000 for his role as Chair of the Compensation Committee and a fee of $30,000 for his role as the Lead Director.

(9)

Ms. Hatter joined the Board on April 24, 2018 and retired from the Board on January 1, 2019. Ms. Hatter received a prorated director’s retainer of $137,363 as a member of the Board from April 24, 2018 to December 31, 2018, which she elected to receive in the form of cash to purchase Barrick Shares that cannot be sold, transferred, or otherwise disposed of until she leaves the Board.

(10)

Ms. Lockhart resigned from the Board on September 23, 2018 and resigned as Chair of the Corporate Responsibility Committee effective from the date of her resignation. Ms. Lockhart received a prorated director’s retainer of $146,196 as a member of the Board from January 1, 2018 to September 23, 2018, $100,000 of which she received in the form of DSUs reflecting fees for her services from January 1, 2018 to September 23, 2018, with the remainder paid in cash. She received a prorated fee of $10,965 for her role as the Chair of the Corporate Responsibility Committee from January 1, 2018 to September 23, 2018.

(11)	Mr. Marcet retired from the Board on January 1, 2019. Mr. Marcet received a fee of $3,000 for his membership on the Audit Committee.

(12)

Dr. Moyo retired from the Board on April 24, 2018. Dr. Moyo received a prorated director’s retainer of $63,187 as a member of the Board from January 1, 2018 to April 24, 2018, $25,687 of which she received in the form of cash reflecting the fees for her services from April 1, 2018 to April 24, 2018. Dr. Moyo received a prorated fee of $948 for her membership on the Audit Committee from January 1, 2018 to April 24, 2018.

(13)	Mr. Munk retired from the Board on January 1, 2019.

(14)	Mr. Prichard retired from the Board on January 1, 2019.

(15)	Mr. Shapiro retired from the Board on January 1, 2019. Mr. Shapiro received a fee of $25,000 for his role as the Chair of the Audit Committee.

(16)

Mr. Thrasher retired from the Board on January 1, 2019. Mr. Thrasher received a fee of $3,000 for his membership on the Audit Committee. Mr. Thrasher also received a prorated fee of $1,182 for his role as the Chair of the Corporate Responsibility Committee from December 3, 2018 to December 31, 2018.

Barrick Gold Corporation | 2019 Circular	45

Aggregate Option Exercises During Financial Year Ended December 31, 2018

Our directors did not exercise any stock options during 2018.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2018

The following table provides information for all unvested share-based awards and all option awards outstanding as at December 31, 2018 for directors other than Messrs. Dushnisky, Thomson, and Thornton, whose awards are disclosed in “2018 Compensation of Named Executive Officers – Incentive Plan Award Tables – Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2018” on page 82.

	Option Awards				Share-Based Awards(1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options or Similar Instruments	Number of Shares or Units That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

María Ignacia Benítez	Nil				Nil		$113,262

Gustavo A. Cisneros	Nil				Nil		$1,776,137

Graham G. Clow	Nil				Nil		$370,522

Gary A. Doer(3)	Nil				Nil		Nil

J. Michael Evans	Nil				Nil		$978,617

Brian L. Greenspun	Nil				Nil		$733,963

J. Brett Harvey	Nil				Nil		$1,397,409

Patricia A. Hatter(4)	Nil				Nil		Nil

Nancy H.O. Lockhart(5)	Nil				Nil		Nil

Pablo Marcet	Nil				Nil		$399,308

Dambisa F. Moyo(6)	Nil				Nil		Nil

Anthony Munk	Nil				Nil		$1,616,013

J. Robert S. Prichard	Nil				Nil		$582,491

Steven J. Shapiro	Nil				Nil		$1,341,936

Ernie L. Thrasher	Nil				Nil		$1,020,158

(1)

Non-executive directors are awarded DSUs which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2018” table on the following page for information on the DSUs awarded to directors in 2018.

(2)

The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2018, multiplied by the closing price of Barrick Shares on the NYSE on December 31, 2018 ($13.54).

(3)	Mr. Doer elected to redeem his DSUs for cash following his retirement from the Board on April 24, 2018.

(4)

Ms. Hatter elected to receive 100% of her annual Board retainer in the form of cash to purchase Barrick Shares that cannot be sold, transferred, or otherwise disposed of until the end of her directorship.

(5)	Ms. Lockhart elected to redeem her DSUs for cash following her resignation from the Board on September 23, 2018.

(6)	Dr. Moyo elected to redeem her DSUs for cash following her retirement from the Board on April 24, 2018.

46	Barrick Gold Corporation | 2019 Circular

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2018

The following table provides information for each of the directors, other than Messrs. Dushnisky, Thomson, and Thornton, whose awards are disclosed in “2018 Compensation for Named Executive Officers – Incentive Plan Award Tables – Incentive Plan Awards –Value Vested or Earned During the Year Ended December 31, 2018” on page 82 on the value that would have been realized upon vesting of share-based awards during the year ended December 31, 2018.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (d)

María Ignacia Benítez(3)	Nil	$103,255	Nil

Gustavo A. Cisneros(4)	Nil	$214,447	Nil

Graham G. Clow(5)	Nil	$152,365	Nil

Gary A. Doer(6)	Nil	$38,497	Nil

J. Michael Evans(7)	Nil	$207,422	Nil

Brian L. Greenspun(8)	Nil	$155,566	Nil

J. Brett Harvey(9)	Nil	$211,111	Nil

Patricia A. Hatter(10)	Nil	Nil	Nil

Nancy H.O. Lockhart(11)	Nil	$107,652	Nil

Pablo Marcet(12)	Nil	$202,319	Nil

Dambisa F. Moyo(13)	Nil	$39,146	Nil

Anthony Munk(14)	Nil	$213,036	Nil

J. Robert S. Prichard(15)	Nil	$203,933	Nil

Steven J. Shapiro(16)	Nil	$210,622	Nil

Ernie L. Thrasher(17)	Nil	$207,788	Nil

(1)	No directors had outstanding options as at December 31, 2018.

(2)

The figures shown represent all DSUs awarded that vested in 2018. In 2018, Messrs. Cisneros, Evans, Harvey, Marcet, Munk, Prichard, Shapiro, and Thrasher and Ms. Lockhart elected to receive 100% of the director retainer in DSUs, while Ms. Hatter elected to receive 100% of her annual board retainer in cash to purchase Barrick Shares that cannot be sold, transferred, or otherwise disposed of until the end of her directorship. Messrs. Clow, Doer, Greenspun, Ms. Benítez, and Dr. Moyo elected to receive the mandated portion of the director retainer (75%) in DSUs. Because DSUs vest immediately upon issuance, the value of DSUs that vested in 2018 is determined by multiplying the number of DSUs issued to each director in the year by the closing price of Barrick Shares on the NYSE on the applicable date of issuance.

(3)	Ms. Benítez’s share-based awards include 8,346 DSUs and 18 DSU dividend equivalents.

(4)	Mr. Cisneros’ share-based awards include 16,103 DSUs and 1,188 DSU dividend equivalents.

(5)	Mr. Clow’s share-based awards include 12,077 DSUs and 194 DSU dividend equivalents.

(6)	Mr. Doer’s share-based awards include 2,992 DSUs and 78 DSU dividend equivalents.

(7)	Mr. Evans’ share-based awards include 16,103 DSUs and 610 DSU dividend equivalents.

(8)	Mr. Greenspun’s share-based awards include 12,077 DSUs and 457 DSU dividend equivalents.

(9)	Mr. Harvey’s share-based awards include 16,103 DSUs and 914 DSU dividend equivalents.

(10)

Ms. Hatter elected to receive 100% of her annual Board retainer in the form of cash to purchase Barrick Shares that cannot be sold, transferred, or otherwise disposed of until the end of her directorship.

(11)	Ms. Lockhart’s share-based awards include 7,887 DSUs and 630 DSU dividend equivalents.

(12)	Mr. Marcet’s share-based awards include 16,103 DSUs and 190 DSU dividend equivalents.

(13)	Dr. Moyo’s share-based awards include 2,992 DSUs and 133 DSU dividend equivalents.

(14)	Mr. Munk’s share-based awards include 16,103 DSUs and 1,072 DSU dividend equivalents.

(15)	Mr. Prichard’s share-based awards include 16,103 DSUs and 323 DSU dividend equivalents.

(16)	Mr. Shapiro’s share-based awards include 16,103 DSUs and 874 DSU dividend equivalents.

(17)	Mr. Thrasher’s share-based awards include 16,103 DSUs and 640 DSU dividend equivalents.

Barrick Gold Corporation | 2019 Circular	47

Compensation Discussion & Analysis

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

An authentic partnership culture is Barrick’s most distinctive and sustainable competitive advantage. We are a Company of owners who take responsibility, hold each other accountable, work with a sense of urgency, and always seek to improve.

Compensation at Barrick rewards execution on our over-arching vision: to be the world’s most valued gold mining business by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. In keeping with our partnership culture, we have created a compensation system in consultation with our shareholders that is designed to drive deep emotional and financial ownership among our Executive Chairman and Named Partners, now and over the long-term. This has helped reinvigorate the partnership culture that drove Barrick’s early success. Our leaders are not merely aligned with owners – they are owners.

Key highlights of our compensation system:

✓	A significant portion of executive compensation is long-term in nature, in the form of Barrick Shares or units that convert into Barrick Shares.

✓	Leaders must hold these securities as long as they remain with the Company, far exceeding the holding requirements of our peers and the broader market.

✓	Performance is evaluated based on short-term and long-term measures chosen to drive the highest levels of performance and execution, and disclosed to our shareholders in advance of each year.

✓	We aim to attract, retain, and motivate exceptional talent.

The following sections provide an overview of our approach to compensation for our 2018 NEOs, the compensation decisions that we made based on performance, as well as the processes and safeguards we have in place to ensure that our compensation programs do not encourage unnecessary and excessive risk-taking.

2018 Named Executive Officers

This Circular reports the compensation paid to our NEOs in 2018, prior to the completion of the Merger. In 2018, our NEOs were:

John L. Thornton	Executive Chairman

Kelvin P.M. Dushnisky	President (until August 31, 2018)

Kevin J. Thomson	Senior Executive Vice-President, Strategic Matters

Catherine P. Raw	Executive Vice-President & Chief Financial Officer (until December 31, 2018)

Mark F. Hill	Chief Investment Officer (until December 31, 2018)

In this Circular, we refer to our former President; Senior Executive Vice-President, Strategic Matters; former Executive Vice-President and Chief Financial Officer; and former Chief Investment Officer as Named Partners. The Executive Chairman is an NEO but not a partner.

48	Barrick Gold Corporation | 2019 Circular

2018 Compensation of Named Executive Officers

2018 Compensation of the Executive Chairman

Following feedback from our shareholders, in 2016, the Board of Directors approved, on the recommendation of the Compensation Committee, the following unique four-step performance and compensation framework for our Executive Chairman.

Four-Step Compensation Framework

Step 1	The Executive Chairman’s total compensation range is reviewed, set, and disclosed annually. This provides a clear guideline for determining the range of LTI opportunities for the Executive Chairman.

Step 2	We employ a structured performance assessment that ties actual compensation to measurable strategic and financial goals.

Step 3	We conduct a formal review of the Company’s short- and long-term total shareholder return to ensure that the Executive Chairman’s compensation reflects the overall shareholder experience.

Step 4	A majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase After-Tax Shares that are subject to clawback and holding requirements until the later of three years and the date he retires or leaves the Company, even when share ownership requirements are fully met.

Application of the Four-Step Performance and Compensation Framework

We applied our framework to the 2018 performance year which was an exceptional year in a number of fundamental respects. First, during 2018, the Executive Chairman executed Barrick’s transformational nil-premium merger with Randgold, following years of deliberate planning and execution of a number of longer term initiatives that made the transformational merger possible. Second, in addition to executing on his strategic objectives, in 2018 the Executive Chairman also successfully discharged many of the day-to-day functions of our most senior management team member following the resignation of our former President.

The results of our assessment of the Executive Chairman and his significant achievements in 2018 against the compensation framework developed in 2016 are further described beginning on page 52 under the heading “Assessment of the Executive Chairman’s 2018 Performance”.

As a result of the transformational merger with Randgold, Barrick is now led by the most well-respected Chief Executive Officer in the mining industry, with an unparalleled track record of value creation. The appointment of Mark Bristow as President and Chief Executive Officer on closing of the Randgold merger on January 1, 2019 heralds a new era for Barrick and a return to a more traditional management structure. As a result, in the coming months, the Compensation Committee will be redesigning the compensation framework for our Executive Chairman who will return to his core responsibilities of guiding and driving Barrick’s global strategic initiatives, at compensation levels that will be materially lower than 2018. This redesign will ensure that Barrick’s compensation practices for 2019 properly reflect the contributions of the Executive Chairman and the Named Partners.

Step 1: Review and set total compensation range

The total compensation range is reviewed and set annually by the Compensation Committee. Actual total compensation awarded varies within the range based on company and individual performance. Total compensation in excess of the range will only be considered, on an exceptional basis, in the context of the overall shareholder experience, for superior performance, including absolute and peer relative total shareholder return (TSR) outperformance.

To set the total compensation range for our Executive Chairman in 2018, the Compensation Committee reviewed median and 75th percentile global top executive pay from our Mining Peer Group and the broader market. The Lead Director also considered supplemental benchmarking information on median and 75th percentile compensation levels for Chief Executive Officers and Executive Chairmen at other international mining and S&P 500 companies, among others, in recognition of the caliber of talent, experience, and skills needed to lead Barrick to becoming the world’s most valuable gold mining company.

In addition to the typical factors considered in setting the total compensation range for our Executive Chairman, the Compensation Committee also took into account extraordinary factors applicable to 2018. Specifically, additional factors considered in 2018 included the Executive Chairman’s enhanced role and workload leading up to and following the resignation of the former President in July with effect on August 31, 2018, the corresponding significant reduction in compensation paid to our former President as a result of his mid-year departure and the resulting overall compensation levels for our Executive Chairman and Named Partners, the significant effort, time, and commitment undertaken by our Executive Chairman in personally developing, executing, and confirming shareholder support for the widely acclaimed nil-premium merger with Randgold, the shareholder experience in 2018 from the announcement to

Barrick Gold Corporation | 2019 Circular	49

the closing of the Randgold merger, including in particular the 29% increase in our share price on the NYSE and the creation of $3.6 billion in market value during that period, together with the value of the Executive Chairman’s other individual contributions, without placing specific emphasis on any one factor.

Taking into account these multiple factors, the Compensation Committee approved an updated total compensation range for 2018 up to $13 million for the Executive Chairman. The Executive Chairman’s LTI range (2018: up to $9.8 million) equals the total compensation range, less base salary, pension, and other benefits and perquisites (totaling approximately $3.1 million).

Step 2: Evaluate performance within framework

Our framework assesses the Executive Chairman’s performance based on strategic and financial goals that are pre-determined and measurable. We disclose these goals in advance to our shareholders each year.

•

Strategic Goals (50%): Strategic goals for the Executive Chairman include annual initiatives comprised of specific and concrete objectives that support the achievement of Barrick’s strategic goals, which are designed to create long-term value for our shareholders. They also include the Executive Chairman’s direct involvement in other significant and consequential matters, as requested by the Board throughout the year. Progress against these initiatives is assessed by the Corporate Governance & Nominating Committee, in consultation with the Lead Director, for the most recently completed financial year. The Compensation Committee considers the results of this assessment in the process of determining the Executive Chairman’s LTI award. Please see page 52 for the Executive Chairman’s performance against his 2018 annual initiatives, and page 51 for his 2019 annual initiatives which will be assessed in 2020 as part of the Executive Chairman’s redesigned compensation framework.

•

Financial Goal (50%): The Compensation Committee determined that ROCE is the most comprehensive reflection of the Executive Chairman’s strategic oversight role. ROCE measures the return generated by all sources of capital funding for Barrick’s pipeline and portfolio, including capital allocated for our operating mines and non-operating exploration and growth projects. It is broader than the ROIC measure used for our Named Partners, which deliberately focuses on returns generated from capital invested in the Company’s existing operating mines.

The target rate of return for the Executive Chairman is stress-tested each year to ensure that it is an appropriate stretch goal. In 2018, the target rate of return was determined to be 7%. That takes into consideration Barrick’s cost of capital and is based on the Committee’s view that the Executive Chairman should be rewarded for the oversight of Barrick’s pipeline and portfolio, as well as for the delivery of strong returns over the long-term. At the end of each year, the Compensation Committee considers the actual ROCE result relative to the target rate, and the progress that has been made in strengthening Barrick’s pipeline and portfolio, in accordance with the strategic priorities set by the Board. Our ROCE result and assessment considerations are disclosed to shareholders each year.

The Executive Chairman’s LTI award is determined based on the Compensation Committee’s review of his progress against strategic initiatives and the ROCE achieved each year, relative to the LTI range for that year. No LTI award is guaranteed.

(1)   ROCE is an internal performance measure used to manage performance. ROCE measures return on capital employed by taking Adjusted EBIT (Adjusted EBITDA less depreciation) and dividing by Average Capital Employed. Capital Employed is defined as total consolidated assets, as represented on the company’s reported balance sheet. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

50	Barrick Gold Corporation | 2019 Circular

Step 3: Review and recommend compensation in the context of the overall shareholder experience, for approval by the Board of Directors

Our framework ensures that the Executive Chairman’s total compensation reflects the overall shareholder experience. The Compensation Committee may, in its discretion, positively or negatively modify the LTI award for the Executive Chairman, based on the Committee’s assessment of his compensation in the context of the overall shareholder experience, including its review of Barrick’s TSR on an absolute basis and relative to our Mining Peer Group, sector peers, and other broad market indices over a one- to three-year performance period. The Compensation Committee may also take into consideration the accomplishment of critical strategic achievements that significantly enhance the overall position, performance, and stability of the Company as it seeks to become the world’s most valuable gold mining business. This step in the compensation framework is a fundamental feature to ensure that the Compensation Committee can make appropriate compensation decisions in circumstances where there are significant positive or negative shareholder experiences. Ultimately, total compensation in excess of the total compensation range will only be considered on an exceptional basis. The final compensation decision and its rationale are disclosed to our shareholders each year. The Executive Chairman’s compensation is approved by the independent directors of the Board on the recommendation of the Compensation Committee.

Step 4: Award a majority of the Executive Chairman’s LTI in “After-Tax Shares” that are subject to market-leading holding requirements and clawback

The Executive Chairman’s compensation is structured to maintain a strong focus on creating sustainable, long-term shareholder value. A majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase After-Tax Shares. These After-Tax Shares cannot be sold or otherwise disposed of until the later of: (a) three years from the date of purchase, and (b) the date the Executive Chairman retires or leaves the Company. Holding restrictions will continue to apply to all Barrick Shares awarded to our Executive Chairman as LTI, even though our Executive Chairman has already exceeded his share ownership requirement. These holding requirements far exceed the long-term compensation holding requirements of our peers. In our view, these long-term holding requirements, combined with our Executive Chairman’s already significant share ownership position, provide him with significant motivation to create value for our fellow owners, now and over the long-term. These industry leading holding requirements also diminish the intrinsic value to the Executive Chairman of the After-Tax Shares purchased by the Executive Chairman.

Our Executive Chairman’s incentive compensation is subject to forfeiture under Barrick’s robust Clawback Policy, which goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act, as described under the heading “Managing Compensation Risks –Enhanced Clawback Policy” on page 73.

2019 Annual Initiatives for our Executive Chairman

In consultation with the Lead Director, the Executive Chairman has defined a series of specific and concrete initiatives for 2019. On the recommendations of the Corporate Governance & Nominating Committee and the Compensation Committee, the Board has approved these initiatives. The Executive Chairman’s performance against these initiatives will be evaluated by the Corporate Governance & Nominating Committee, in consultation with the Lead Director.

The 2019 initiatives include: (a) provide leadership and oversight for the effective functioning of the Board of Directors, paying particular attention to diversity; (b) serve as a voice of owners by maintaining strong, constructive, and ongoing relationships with existing and future investors and strategic partners, including host governments; (c) work with the Board and the President and Chief Executive Officer to develop strategies for the Company’s future growth by reinforcing the focus on discerning portfolio management, acquisitions, joint ventures, asset dispositions, disciplined capital allocation and investments; (d) work with the President and Chief Executive Officer to advance the resolution of outstanding issues with governments and complex projects; (e) build and manage stakeholder relationships and strategic alliances, including and especially with China; (f) drive Board oversight of talent and succession planning, including further integrating our partnership and ownership culture throughout the organization.

Throughout the year, the Board may also request the Executive Chairman’s direct involvement in significant and consequential matters as needed.

Going forward, given the more traditional management structure now in place with Mr. Bristow as President and Chief Executive Officer driving Barrick’s day-to-day business, the Executive Chairman’s performance against these initiatives will be assessed in the context of a redesigned compensation framework for our Executive Chairman for 2019 that ensures that his compensation is commensurate with his involvement and contribution to Barrick. The Executive Chairman’s compensation level in 2019 is expected to be materially lower than the level in 2018.

Barrick Gold Corporation | 2019 Circular	51

Assessment of the Executive Chairman’s 2018 Performance

The Compensation Committee applied the Performance and Compensation Framework and considered the overall shareholder experience to determine the Executive Chairman’s 2018 incentive compensation award. The Executive Chairman’s performance was evaluated prior to the closing of the Merger by the Corporate Governance & Nominating Committee in consultation with the Lead Director and Compensation Committee based on this framework.

In 2018, the Executive Chairman delivered against the annual initiatives we set out for him in our 2018 Circular. In addition, in 2018, Barrick achieved a ROCE of 6.8%, which is marginally below the target rate of 7%, but contributes to a three-year average ROCE of 8.3%, which is well within the long-term performance range of 7% to 12% and is a strong reflection of our commitment to deliver sustainable shareholder returns.

Achievement of the Executive Chairman’s annual initiatives was, however, only one aspect of his accomplishments in 2018. In addition to delivering against the annual initiatives and financial performance initiatives set for the Executive Chairman in our 2018 Circular, the Executive Chairman led and completed Barrick’s transformational, nil-premium merger with Randgold, which meaningfully advances many of Barrick’s strategic goals and enhances Barrick’s prospects of becoming the world’s most valuable gold mining business.

The transformational Randgold merger was the culmination of a number of key initiatives effectively executed by the Executive Chairman following his appointment in 2014. When first appointed, the Executive Chairman’s principal role was to restructure Barrick’s balance sheet and return the Company to financial stability. Under the Executive Chairman’s leadership, Barrick successfully completed a series of non-core asset sales between 2015 and 2018, allowing the Company to repay approximately $10 billion of debt over the past five-and-a-half years. In addition to restructuring Barrick’s balance sheet, the Executive Chairman successfully implemented a decentralized management model and made significant investments in acquiring top talent while significantly reducing Barrick’s overhead. During this same period, the Executive Chairman also engaged extensively with shareholders and established critical strategic partnerships with leading Chinese gold companies and host governments, playing a key role in the path to resolving Barrick’s majority-owned subsidiary’s dispute in Tanzania.

Having restored Barrick’s balance sheet to one of the strongest in the industry and with a lean decentralized management team and strong partnerships in place, the Executive Chairman determined that Barrick’s portfolio of world class gold assets demanded a best-in-class leader to take Barrick’s operational business to the next level. The Executive Chairman canvassed a number of highly respected industry leaders to source a highly respected Chief Executive Officer with attributes needed to drive the Company’s business to the next level. After this extensive consultation, it became apparent that Mark Bristow, who was widely regarded as a talented and respected Chief Executive Officer keenly focused on the relentless pursuit of excellence, cost savings, operational excellence, and talent, was the Chief Executive Officer Barrick needed to achieve its goals.

In February 2018, the Executive Chairman engaged in discussions with Mr. Bristow regarding a variety of strategic opportunities involving Barrick and Randgold, including the possibility of a merger transaction. In the months that followed, the Executive Chairman travelled extensively to meet with Mr. Bristow at various places around the world to ensure a common understanding of the merits and goals of a potential merged company. With a common understanding established, the Executive Chairman personally assembled and led a deal team to undertake the significant technical, financial, and legal diligence and structuring work required to complete a transaction of this nature. Importantly, the Executive Chairman pioneered the novel nil-premium structure that allowed the transaction to proceed. The Executive Chairman was also instrumental in convincing an overwhelming majority of shareholders of both Barrick and Randgold of the significant merits of the Merger.

The Executive Chairman’s vision, determination and drive resulted in the industry-changing announcement of the Merger on September 24, 2018. The positive results of the Merger were discernible immediately.

Following the announcement of Barrick’s nil-premium merger with Randgold on September 24, 2018, our share price on the NYSE increased 29% up until completion of the transaction on January 1, 2019. This equated to an increase in our market capitalization of $3.6 billion. By comparison over the same period, the share price on the NYSE and the Australian Securities Exchange (ASX) of the Senior Gold Peers increased by an average of 7%, while the average market gold price also only increased by 7%.

Given the significant ordinary course and extraordinary achievements of the Executive Chairman in 2018, and the assumption by the Executive Chairman of additional responsibilities following the resignation of the former President in July, on the recommendation of the Compensation Committee, the independent directors approved an LTI award of $9.735 million for the Executive Chairman. To further underscore our ownership culture, a majority of the after-tax proceeds of the 2018 LTI award was used to purchase 215,000 Barrick Shares for the Executive Chairman which cannot be sold until the later of (a) three years from the date of purchase and (b) the date the Executive Chairman retires or leaves the Company. The Executive Chairman’s LTI award was not accrued to the Executive Retirement Plan. In 2018, the total compensation for the Executive Chairman was $12,859,994.

The Board once again acknowledges the Executive Chairman’s continued commitment to deep, long-term ownership in the Company. The Executive Chairman continues to lead by example ensuring that Barrick is a company of owners having invested significantly more in Barrick shares than he has received in after-tax compensation from Barrick. Demonstrating his commitment to ownership as a core element of Barrick’s partnership culture, following announcement of the Merger, the Executive Chairman purchased more than 2.2 million Barrick Shares, nearly doubling his total shareholding in Barrick to five million shares. Including the shares purchased with a majority of the after-tax proceeds of the 2018 LTI award, he now holds 5,215,000 Barrick Shares, worth nearly 29 times his base salary as at March 28, 2019.

The Compensation Committee’s considerations, including the specific assessment of the Executive Chairman’s performance highlights against his annual initiatives and financial initiatives disclosed in our 2018 Circular, are summarized below.

52	Barrick Gold Corporation | 2019 Circular

STRATEGIC GOALS	50%

2018 Initiatives as disclosed in 2018 Circular and Performance Highlights	Achieved?

a)   Provide leadership and oversight for the effective functioning of the Board of Directors, paying particular attention to size and composition

•   Completed the Company’s continuance to British Columbia, which gives Barrick the flexibility to attract a truly international Board with the expertise required by our global business operating in a diverse range of jurisdictions across five continents

•   In connection with the Merger, optimized and streamlined the composition of the Board to ensure a balance of skills and geographic expertise

✓

b)   Drive Board oversight of talent and succession planning, including advancing our partnership and ownership culture through a decentralized model

•   Worked with the Human Resources Executive to launch the Barrick Share Purchase Plan, which provides a simple and accessible way for people across the entire Barrick organization to purchase Barrick Shares on the open market

•   Led by example and increased personal shareholdings in the Company to 5,000,000 Barrick Shares on October 1, 2018 through open market purchases, and encouraged all partners to increase their ownership in the Company through the combined purchase of more than 235,000 Barrick Shares with personal funds in 2018

•   Worked with the 2018 Executive Committee to enhance the rigor of the Talent Review process for key operational and management roles. These changes increased operator responsibility, accountability, and agility, which ensured further decentralization of Barrick’s operations and enhanced Barrick’s readiness for the Merger and integration with Randgold

•   Advanced Barrick’s succession plans with the appointment of Mark Bristow as President and Chief Executive Officer, a leader with the industry’s best track record of shareholder value creation and operational execution, and combined top talent from Barrick and Randgold to materially strengthen the overall capabilities of Barrick management

✓

c)   Enforce financial rigor and prudence, as evidenced by discerning portfolio management, disciplined capital allocation and investments, and a stronger balance sheet

•   Worked with the 2018 Executive Committee to further strengthen the Company’s balance sheet by repurchasing debt and maintaining strict discipline in our capital allocation decisions. The latter included increasing investments in organic projects (Fourmile and Turquoise Ridge) and increasing our annualized dividend from 12 cents per Barrick Share in 2017 to 16 cents per Barrick Share in 2018

•   Worked with the management team to enhance the capital allocation criteria and investment filters for Barrick

✓

d)   Reinforce and drive the focus on growing free cash flow per share over the long-term through operational excellence – focusing on the fundamentals and superior execution

•   In connection with the Merger, Barrick expects to have significantly enhanced free cash flow generation, driven by the lowest total cash costs among its Senior Gold Peers(1)

✓

e)   Drive the development of a long-term growth plan

•   Oversaw intensive efforts to meticulously plan and develop every dimension of the Merger, including the negotiation, structuring, and rapid execution of the Merger

•   As a result of the Merger, Barrick now has the industry’s largest portfolio of Tier One Gold Assets with superior operating metrics relative to the Senior Gold Peers, and investment optionality for long-term growth

✓

f)  Advance the resolution of outstanding issues with governments and complex projects

•   In consultation with the Board and working with the 2018 Executive Committee, advanced an optimization plan on the Chilean side of the Pascua-Lama project to reduce holding costs and clarify the status of the project

•   As part of the Strategic Cooperation Agreement between Barrick and Shandong Gold, Shandong Gold has initiated an independent evaluation of a potential mining project at Lama in Argentina

•   With the support of the former President, Barrick signed a deed of settlement with the Zambian Revenue Authority and the Government of Zambia in October 2018 to advance the resolution of outstanding tax matters

✓

g)   Build and manage stakeholder relationships and strategic alliances, including and especially with China

•   Continued to build distinctive, enduring, and trust-based relationships with China and its largest and most sophisticated institutional investors

•   Oversaw the establishment of two strategic agreements with Shandong Gold: (1) an enhanced strategic cooperation agreement to share knowledge and evaluate future investment opportunities, including for Pascua-Lama, and (2) a mutual investment agreement pursuant to which Barrick and Shandong will each purchase as much as $300 million worth of the other’s shares on the open market

✓

Overall Assessment of Contribution	Exceptional

(1)

Free cash flow and lowest total cash cost are non-GAAP financial performance measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies and, in the case of lowest total cash cost and highest adjusted EBITDA margin, are based on data from Wood Mackenzie. Financial comparisons between Barrick and its Senior Gold Peers are made on the basis of the data presented by Wood Mackenzie, which may not be calculated in the same manner as Barrick calculates comparable measures. For further details, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94 and “Other Information – Third Party Data” on page 96.

Barrick Gold Corporation | 2019 Circular	53

FINANCIAL GOAL	50%

ROCE
2018 Actual	6.8%
7% target rate set for 2018
Additional consideration: three-year Actual ROCE	8.3%
2018 long-term range (7 – 12%)

The Compensation Committee noted that the 2018 ROCE was marginally below the 7% target rate of return. The Committee also considered the 2018 ROCE result alongside Barrick’s progress in strengthening its pipeline and portfolio. In 2018, Barrick’s portfolio was further optimized as a result of investments in organic growth and explorations projects and in connection with the Merger. The focus on capital discipline and strengthening Barrick’s balance sheet over the past three years allowed Barrick to increase investments in organic growth, while returning more capital to shareholders with a 33% increase in Barrick’s annual dividend, and significantly reducing debt. Barrick’s three-year average ROCE of 8.3% was noted to be well within the long-term performance range of 7 to 12% and was considered to be a positive indication of long-term shareholder value creation. Balancing the considerations above, the Committee determined that an award was warranted to recognize Barrick’s cumulative ROCE performance despite the near miss on the 2018 target rate.

SHAREHOLDER EXPERIENCE	Modifier

Overall Shareholder Experience

The overall shareholder experience, which includes an assessment of Barrick’s progress against the achievement of Barrick’s long-term strategic initiatives, using various metrics including absolute and relative TSR performance, was a critical factor in evaluating the Executive Chairman’s performance and determining his LTI award for 2018.

Given the very significant contributions of the Executive Chairman in 2018, including his achievement of all annual objectives together with his pivotal role in bringing the merger with Randgold to fruition which resulted in significant value creation and share price outperformance as described below, and his assumption of additional responsibilities following the resignation of the former President in July, the Compensation Committee considered it appropriate to award the Executive Chairman an LTI award at the top end of the range set for 2018.

1) Long-Term Strategic Initiatives and Value Enhancement		2) TSR Performance
The Executive Chairman personally drove Barrick’s transformational merger with Randgold to create an industry-leading mining company, which received overwhelming support from 99.8% of Barrick’s shareholders.		Following the announcement of Barrick’s nil-premium merger with Randgold on September 24, 2018, our share price on the NYSE increased 29% up until completion of the Merger on January 1, 2019. This equated to an increase in our market capitalization of $3.6 billion. By comparison over the same period, the share price on the NYSE and the ASX of the Senior Gold Peers increased by an average of 7%, while the average market gold price also only increased by 7%. Taking into account the similar increase of the Randgold share price during the same period, the Committee also considered:
The Merger established Barrick as an industry-leading gold company with several key advances relative to its Senior Gold Peers, including:
✓	Ownership of five of the world’s top 10 Tier One Gold Assets and two Tier One Gold Assets under development or expansion	✓	Barrick’s TSR outperformance versus the Senior Gold Peers from the announcement of the Merger to December 31, 2018
		✓	Barrick’s TSR outperformance versus the S&P/TSX Global Gold Index and the S&P/TSX Composite Index in 2018
✓	The lowest total cash cost(1) position among Senior Gold Peers
		✓	The year-over-year improvement in Barrick’s relative TSR positioning on a 1-year basis
✓	Strong cash flow generation to support robust investment and ability to return cash to shareholders
		✓	Barrick’s TSR performance relative to the 2018 Mining Peer Group
✓	Among the largest gold reserves in the industry
✓	Extensive land positions in many of the world’s most prolific gold districts		2018	Barrick’s Relative TSR(2) Positioning
The Merger also provides significant investment optionality for long-term growth.			Mining Peer Group (n=11)	1-Year TSR(2) 2018 80th Percentile (2017: 5th Percentile)	3-Year TSR(2) 2016 – 2018 57th Percentile (2017: 69th Percentile)

(1)

Lowest total cash cost is a non-GAAP financial performance measure based on data from Wood Mackenzie with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick and its Senior Gold Peers, and between Tier One Gold Assets, are made on the basis of the data presented by Wood Mackenzie, which may not be calculated in the same manner as Barrick calculates comparable measures. For further details, please see “Other Information – Use of Non-GAAP Financial Performance Measures” and “Other Information – Third Party Data” on page 96.

(2)

TSR is calculated on a common currency basis (U.S. dollar) to enable a fair comparison with Barrick’s 2018 Mining Peer Group, which includes international peers that are listed outside of North America. To further improve the robustness of the comparison, daily closing prices were averaged for the beginning and ending months of each respective performance period to account for potential short-term movements in the share price of Barrick and that of the 2018 Mining Peer Group.

54	Barrick Gold Corporation | 2019 Circular

2018 LTI AWARD FOR THE EXECUTIVE CHAIRMAN	2018 TOTAL COMPENSATION FOR THE EXECUTIVE CHAIRMAN

$9,735,000 A majority of the after-tax proceeds were used to purchase 215,000 Barrick Shares on the open market and the remainder was paid in cash(1), in recognition of the Executive Chairman’s continued commitment to deep, long-term ownership in the Company and his purchase of 2,271,029 additional Barrick Shares following the announcement of the Merger. The Executive Chairman’s LTI award was not accrued to the Executive Retirement Plan.	$12,859,994

(1)	The value of these shares is less than their face value because of the long-term, illiquid nature of the investment, which is not reflected in the compensation tables.

Barrick Gold Corporation | 2019 Circular	55

2018 Compensation of our Named Partners

Our Named Partners participate in Barrick’s Partnership Plan, which provides eligibility for the API Program, the PGSU Plan, and the Change in Control Plan. Reflecting a deep commitment to long-term ownership at the heart of our partnership culture, our Named Partners are also subject to industry-leading share ownership requirements.

Base Salary

Base salaries are determined based on the scope of individual responsibilities, skills, and performance. The Compensation Committee annually reviews the base salaries of our Named Partners to ensure they remain competitive relative to roles of similar size and scope of responsibilities.

Annual Performance Incentive Program

The API Program is a key component of our Partnership Plan. Named Partners are awarded API based on their achievement of the annual initiatives and goals included in their Annual Performance Incentive scorecards (API Scorecards). In 2018, API Scorecards were developed in consultation with the Executive Chairman and the Lead Director. The performance of our Named Partners was holistically evaluated by the Executive Chairman, with input from the Lead Director, based on accomplishments against the API Scorecards.

Each scorecard is assigned a rating from 0% (minimum) to 100% (maximum), which is multiplied by the API opportunity for each of our Named Partners to determine payouts. Maximum API awards of 300% of salary will only be made in cases of demonstrably superior performance across all scorecard categories.

56	Barrick Gold Corporation | 2019 Circular

2019 Annual Performance Incentive Scorecards

While we would typically summarize our 2019 strategic priorities for the Named Partners in 2018, the Merger has resulted in the reorganization of our management structure. Accordingly, we have included below a table which sets out the 2019 strategic priorities for the three Named Partners whom we anticipate to be NEOs in 2019; namely, the President and Chief Executive Officer; the Senior Executive Vice-President and Chief Financial Officer; and the Senior Executive Vice-President, Strategic Matters. The 2019 priorities are weighted in each API Scorecard to reflect individual scope of accountability. Individual performance against each of our 2019 priorities will be assessed at the end of the year and disclosed for our 2019 Named Partners in our 2020 information circular.

Our 2019 Strategic Priorities	President and CEO	SEVP and CFO	SEVP, Strategic Matters

Asset Quality

•   Grow and invest in a portfolio of tier one assets, tier two assets and strategic assets, with an emphasis on organic growth and on identifying, investing in and developing assets that meet Barrick’s investment criteria(1)

•   Maximize value-creation opportunities from the Barrick-Newmont Nevada Joint Venture

•   Sell non-core assets over time in a disciplined manner

•   Focus on brownfield exploration at Goldstrike, the Loulo-Gounkoto Complex, and Kibali

•   Invest in exploration across extensive land positions in many of the world’s most prolific gold districts

•   Maximize the long-term value of a strategic copper business

	✓	✓	✓

Operational Excellence

•   Fully implement a flat management structure with a strong ownership culture

•   Streamline management and operations, and hold management accountable for the businesses they manage

•   Leverage innovation and technology to drive industry-leading efficiencies

•   Build trust-based partnerships with host governments, business partners, and local communities to drive shared long-term value

•   Strive for zero harm workplaces

	✓	✓	✓

Sustainable Profitability

•   Disciplined approach to growth, emphasizing long-term value for all stakeholders

•   Increased returns to shareholders driven by focus on return on capital, IRR, and free cash flow(2)

	✓	✓	✓

(1)

Barrrick’s investment criteria are: (i) with respect to tier one assets, assets with a reserve potential greater than five million ounces of gold expected to generate an IRR of at least 15% (at a long-term gold price calculated with reference to a standard reference gold mine model using current input costs); and (ii) with respect to tier two assets, assets with a reserve potential of greater than three million ounces of gold expected to generate an IRR of at least 20% (at a long-term gold price calculated with reference to a standard reference gold mine model using current input costs). Near-term portfolio priorities include advancing projects at Goldrush, Fourmile and Turquoise Ridge and the Company’s strategic partnership with Shandong Gold in the El Indio belt.

(2)

Free cash flow is a non-GAAP financial measure that does not have any standardized definition under IFRS and may not be comparable to similar measures of performance presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

API recommendations are considered by the Compensation Committee at the end of each year and decisions are generally made in February after the end of each year, once audited financial statements are approved by the Board. For 2018, API recommendations were considered and decisions were made by the Compensation Committee in December, prior to the completion of the Merger. These API decisions were confirmed by the Compensation Committee in February 2019, following review of the full-year financial statements approved by the Board.

API payouts are generally delivered in cash, unless otherwise determined by the Compensation Committee. The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board a different payout from the value determined by the API Scorecards. The Compensation Committee also reserves the right to make adjustments to the performance measures in each API Scorecard to reflect significant one-time items which occur during the measurement period. Any such adjustments will be fully disclosed in our information circular each year.

See “2018 Performance Considerations for Named Partners” on pages 65 to 69 for detailed pay and performance highlights for our Named Partners.

Performance Granted Share Units (PGSUs)

The cornerstone of our Partnership Plan is the innovative PGSU Plan, which is designed to ensure that our Named Partners and other Partnership Plan participants are financially and emotionally invested in Barrick’s long-term success. Named Partners receive 100% of their LTI in the form of PGSUs, which are share-based units that convert into Barrick Shares following a vesting period of 33 months. PGSUs, even after they convert to Barrick Shares, cannot be sold until a Named Partner retires or leaves the Company. Our emphasis on long-term ownership for our executives and all of our other partners means that our leaders invest a significant portion of their earned compensation in Barrick Shares which they cannot sell until they retire or leave the Company. Over time, this investment in Barrick Shares will represent a meaningful part of their wealth. The value of those shares is less than their face value because of the long-term, illiquid nature of the investment, which is not reflected in the compensation tables.

Barrick Gold Corporation | 2019 Circular	57

Each year, PGSUs are awarded based on the Compensation Committee’s assessment of the Company’s performance against the financial and non-financial metrics included in our Long-Term Company Scorecard. These metrics were carefully selected in consultation with our shareholders to drive long-term shareholder value. The dollar value of PGSUs granted to each of our partners is determined based on the result of the Long-Term Company Scorecard (ranging from 0% to 100%), multiplied by each partner’s LTI opportunity (capped at 100% to 600% of salary, which varies based on role). The number of PGSUs granted is determined by taking the dollar value of the PGSUs granted, divided by the closing share price of Barrick Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the closing share price of the first trading day after the Blackout Period, whichever is greater (as defined in the PGSU Plan). The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board that a Named Partner receive a different payout from the value determined by the Long-Term Company Scorecard. Maximum LTI awards will only be granted in cases of sustained long-term superior performance across all scorecard categories.

Illustrative Life Cycle of a PGSU Award

The following diagram illustrates the life cycle of a PGSU award, from grant to payout, following termination of employment or retirement.

Compensation Committee evaluates performance against Long-Term Company Scorecard	Compensation Committee determines PGSU grants based on Long-Term Company Scorecard Performance	PGSUs vest, Barrick Shares are purchased in the market by a third party administrator on behalf of each partner	Partners can realize cash value from unvested PGSU awards or sale of Restricted Shares once restrictions lapse

The Compensation Committee takes a multi-year lens when assessing Barrick’s performance against the Long-Term Company Scorecard to ensure that partners are only rewarded for sustainable performance and shareholder value creation.

Based on its assessment, the Compensation Committee assigns an overall score, which can range from 0% to 100%.

The Compensation Committee determines PGSU grants using the Long-Term Company Scorecard result.

The dollar value of each PGSU grant is determined by multiplying the Long-Term Company Scorecard result and the LTI opportunity, which varies by partner from one to six times base salary, depending on position and level of responsibility.

The number of PGSUs granted is determined by dividing the dollar value of the PGSU award, by the closing price of Barrick Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the first trading day following the Blackout Period, whichever is greater.

PGSUs vest 33 months from the date of grant. The total number of PGSUs vesting would include the initial grant, plus dividends accrued during the vesting period. At vesting, the value of the PGSUs is equal to the closing price of Barrick Shares on the vesting date multiplied by the number of PGSUs having vested. The after-tax proceeds of the vested PGSUs are then used by a third party administrative agent to purchase Barrick Shares on the open market, on behalf of the partner.

Barrick Shares purchased (Restricted Shares) cannot be sold until the partner retires or leaves the Company (up to two years longer if the partner leaves to join, or provide services to, a defined competitor). Partners receive dividends on their Restricted Shares in cash, when and as declared.

Generally, when a partner leaves the Company, unvested PGSUs will continue to vest per the normal schedule, which will be paid in cash when and as vested. Restrictions on Restricted Shares will lapse and cease to apply.

When a partner leaves the Company to join, or provide services to, a defined competitor, unvested PGSU awards will be forfeited and restrictions on Restricted Shares will lapse in three tranches (50% on termination or retirement and 25% on each of the first and second anniversary of termination or retirement).

The key characteristics of the PGSU Plan are included in Schedule C of this Circular. Refer to page 61 for the results of the 2018 Long-Term Company Scorecard and on the page 59 for prospective disclosure of the 2019 Long-Term Company Scorecard.

58	Barrick Gold Corporation | 2019 Circular

2019 Long-Term Company Scorecard

The Long-Term Company Scorecard set out below includes the Company performance measures and weightings that will be used by the Compensation Committee to determine the 2019 PGSU awards, as well as a description of why each performance measure is important to Barrick. The Board’s assessment will focus on the past year’s performance as well as the trend in performance over the last three years (i.e., the past year and the two preceding years). The financial and non-financial scorecard measures have been carefully considered, with extensive shareholder input, to ensure alignment with our long-term strategy.

Scorecard Metrics	Long-Term Performance Basis	Weighting	Why we selected the metric
Financial Metrics (60%)

Return on Invested Capital(1)	10 - 15%	15%	To measure the returns generated from capital invested in the Company’s existing operating mines

Growth in Free Cash Flow per Share(2)	Deliver positive and growing free cash flow per share	15%	To measure our ability to grow free cash flow per share and deliver industry-leading margins

Robust Dividend per Share(3)	25% - 35%	10%	To evaluate our ability to create and deliver excess returns to our fellow owners

Strong Capital Structure(4)	Material improvements to balance sheet progressing towards an A grade credit rating	10%	To evaluate actions taken to strengthen our balance sheet, which would enable strategic alternatives for future growth

Capital Project Execution(5)	Final Investment Decision budget	10%	To evaluate our ability to deliver major capital projects to the planned cost and schedule established
Non-Financial Metrics (40%)

Strategic Execution(6)	Judgment	15%	To assess our progress in maximizing the value of our asset portfolio, how we addressed critical issues facing the business, and whether important strategic milestones were met

Reputation and License to Operate(7)	Judgment	15%	To assess Barrick’s environmental and safety performance trajectory over time, our compliance record, Corporate Social Responsibility performance, and success in building and developing deep partnerships with our stakeholders

People Development(8)	Judgment	10%	To evaluate the degree to which we upgrade and develop our talent across the organization

(1)

ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property, Plant and Equipment of the financial statements in our 2018 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

(2)

We expect our business to operate at margins that provide strong free cash flow per share and will therefore evaluate achievement based on realized free cash flow per share and the growth trajectory over time. Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

(3)

Dividends will be based on an annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account alternative uses of cash (e.g., share buybacks, debt repayment, re-investment, acquisitions, etc.) to ensure that there is a focus on delivering excess returns.

(4)

Strong capital structure will be determined based on material actions taken to improve the balance sheet and Barrick’s investment grade rating as determined by major debt rating agencies, and we will continue to hold a very high standard for our aspired capital structure.

(5)

Capital project execution will be determined based on delivery of major capital projects to the planned cost and schedule established at the time of Board approval. The assessment will be performed on a project-by-project basis (weighted by project size) and will consider quantitative and qualitative dimensions. The assessment will be based on whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, the cumulative spend on any individual project over time, our realization of value for capital dollars spent through earned value analysis, and our ability to bring projects to completion within a targeted timeframe, operational parameters, and operating cost.

(6)

Successful strategy execution will be qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to grow free cash flow per share on a sustainable basis; the application of processes, governance, people, and technology to drive sustainable company performance, including demonstrable actions taken to address critical issues facing the business; and meeting important milestones for strategy execution.

(7)

Reputation and license to operate will be assessed based on quantitative and qualitative measures. We will measure our performance trajectory over time for environmental (e.g., incidences) and safety (e.g., fatalities, Total Reportable Injury Frequency Rate). Qualitative measures include our overall compliance record, independent assessments of our corporate social responsibility related performance (e.g., International Council on Metals and Mining Assurance review, Dow Jones Sustainability Index listing), success in building and maintaining strong relationships with core stakeholders, and the quality of license to operate risk assessments.

(8)

Our people development priorities are: to strengthen and renew the senior leadership of the Company by attracting external talent and moving people into optimal roles; drive an equivalent level of renewal across all areas of our business through Barrick’s partnership program and selective new hiring; and build effective, industry-leading processes for attracting, developing, evaluating, and retaining people at all levels of the Company. People development will be qualitatively assessed based on considerations including the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of talent management processes.

Barrick Gold Corporation | 2019 Circular	59

Restricted Share Units

Restricted Share Units (RSUs) that are settled in After-Tax Shares may be awarded to newly-hired officers in recognition of forfeited compensation upon joining Barrick or may be granted from time to time in recognition of a promotion and/or long-term retention needs. RSUs vest up to three years from the date of grant (as specified by the Compensation Committee at the time of the grant), and are settled in After-Tax Shares unless otherwise determined by the Compensation Committee. RSUs are granted on a case-by-case basis.

In 2018, the Restricted Share Unit Plan was amended and renamed the Long-Term Incentive Plan. Among other things, the Long-Term Incentive Plan now provides the Compensation Committee with the flexibility to grant LTI in the form of After-Tax Shares; however, previously granted RSUs continue to be subject to the Plan. At December 31, 2018, Mark F. Hill was the only Named Partner who still held unvested RSUs. The key characteristics of Mr. Hill’s unvested RSU awards subject to the Long-Term Incentive Plan are included in Schedule D of the Circular.

Previous Compensation Policies that Continue to Apply

We no longer grant stock options and deferred cash awards, including cash-settled RSUs for executive compensation purposes, to further underscore long-term ownership as the basis of our LTI awards.

None of the NEOs has outstanding stock options. Certain officers of the Company continue to hold stock options granted prior to 2013 (in respect of the 2012 performance year). Please refer to “Other Information – Equity Compensation Plan Information” beginning on page 91 for terms applicable to all outstanding option grants.

Other Executive Compensation Elements

Barrick Share Purchase Plan

We created a new program on April 1, 2018 to incentivize our people to increase their ownership of Barrick Shares. The Barrick Share Purchase Plan (BSPP) allows our people to purchase Barrick Shares through payroll deduction and be rewarded for doing so by a matching Company purchase up to a value of $4,000 (Cdn $5,000) per year. The value of the matching Company purchase is reviewed annually and is subject to change from time to time. These matching Barrick Shares must be held for as long as an individual remains with the Company.

Executive Retirement Plans

We administer two supplemental defined contribution Executive Retirement Plans that provide for annual employer contributions equal to 15% of each eligible officer’s annual earned salary and API, which accrue with interest until termination of employment (before the participant’s retirement date) or until retirement, as applicable. The accumulated contributions are paid to the eligible officer in cash upon termination or retirement, as applicable.

Currently, we administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States. All NEOs participate in an Executive Retirement Plan and do not participate in any other Barrick retirement plan. See page 83 for a detailed description of the Executive Retirement Plans.

Other Benefits and Perquisites

We provide competitive benefits and perquisites to our people. Barrick’s group benefits package for individuals who work full-time includes health, dental, life, disability, and accidental death and dismemberment coverage. Our executives, including our NEOs, are also eligible for additional benefits and perquisites which generally include a leased vehicle or car allowance, parking benefits, financial counselling, and executive medicals. Certain individuals are eligible for additional perquisites, including additional life, accidental death and dismemberment and long-term disability coverage, as well as ground and air transport.

Barrick is committed to ensuring that the best people are in the right positions throughout our global business. To facilitate this core commitment to retaining the best available talent regardless of borders, relocation support is provided to employees, including our executives, when they are relocated on hire or promotion. Relocation benefits may include relocation expenses, home finding and destination services, home sale and purchase assistance, housing allowances, moving allowances, as well as certain cash allowances recognizing cost of living differences in the host location. Our international relocation program facilitates global mobility and enables us to quickly meet our business needs around the world and develop our employees into the next generation of industry leaders.

60	Barrick Gold Corporation | 2019 Circular

2018 Performance Considerations for Named Partners

2018 Long-Term Company Scorecard (for 2018 PGSU Awards)

PGSU awards granted in February 2019 in respect of 2018 were determined using the 2018 Long-Term Company Scorecard that was published in the 2018 information circular. The Compensation Committee determined the 2018 PGSU awards based on the following performance considerations:

Long-Term Performance Measure	Long-Term Performance Basis	Weighting	2018 Performance	Assessment	Outcome

Return on Invested Capital(1)	10% - 15%	15%	5.7%	0%	0%

Growth in Free Cash Flow per Share(2)	Deliver positive and growing free cash flow per share	15%	Free cash flow(2) of $365M (1,167M shares outstanding); $0.31 per share	33%	5%

Robust Dividend per Share(3)	25% - 35%	10%	46% of adjusted net earnings(4); $0.16 per share	60%	6%

Strong Capital Structure(5)	Material improvements to balance sheet progressing towards an A grade credit rating	10%	Credit rating upgraded by Moody’s to Baa2 (stable) and by S&P to BBB (stable); $685M debt reduction below 2018 target	60%	6%

Capital Project Execution(6)	Final Investment Decision budget	10%	Capital expenditures at low end of 2018 guidance; all major capital growth projects on schedule and budget	80%	8%

Strategic Execution(7)	Judgment	15%	Announced Merger; Shandong Gold mutual investment agreement of up to $300M	100%	15%

Reputation and License to Operate(8)	Judgment	15%	7 Reportable Environmental Incidents (above 2018 tolerance limit of 4); TRIFR at 0.32 (at 2018 tolerance limit)	27%	4%

People Development(9)	Judgment	10%	Driving decentralization activities; global talent assessment and review; progressing Human Resources Information System implementation	60%	6%

2018 Long-Term Performance Outcome		100%			50%

(1)

ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property, Plant and Equipment of the financial statements in our 2018 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

(2)

Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94. For the purposes of the scorecard, free cash flow will be adjusted for commodity prices.

(3)

Dividends to shareholders are based on the annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account alternative uses of cash (e.g., acquisitions, debt repayment, share buybacks, etc.) to ensure that there is a focus on delivering excess returns.

(4)

Adjusted net earnings is a non-GAAP financial performance measure with no standardized definition until IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

(5)	Strong capital structure is determined based on material actions taken to improve Barrick’s balance sheet and investment grade rating as determined by major debt rating agencies.

Barrick Gold Corporation | 2019 Circular	61

(6)

Capital projects performance is determined based on delivery of approved projects at planned cost and schedule. The assessment will be quantitative and qualitative, because projects often span several years, and it is important to evaluate schedule and quality, in addition to cost. The assessment will be based on whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, our realization of value for capital dollars spend through earned value analysis, and our ability to bring projects to completion within a targeted timeframe, operational parameters, and operating cost. All projects must meet a hurdle rate of 15%.

(7)

Successful strategy execution is qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted ROIC and strategic focus; execution of plans to grow free cash flow per share on a sustainable basis; the application of processes, governance, people, and technology to drive sustainable company performance, including demonstrable actions taken to address critical issues facing the business; and meeting important milestones for strategy execution. See footnote 1 for a description of ROIC. For a description of free cash flow, see footnote 2 and “Other Information – Use of Non-GAAP Financial Performance Measures – Free Cash Flow” on page 94 of this Circular.

(8)

Reputation and license to operate is qualitatively assessed based on considerations including our overall compliance record, independent assessments of our corporate social responsibility related performance (e.g., International Council on Metals and Mining Assurance review, Dow Jones Sustainability Index listing), success in building and maintaining strong relationships with core stakeholders, and the quality of license to operate risk assessments.

(9)

Quality of people development is qualitatively assessed based on considerations including the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of talent management processes.

Financial Performance Measures (60% weighting)

Return on Invested Capital(1) (15% weighting, assessment: 0%):

Barrick has made substantial progress in upgrading its portfolio of mines, driving improvements to operational profitability, and reallocating capital to only those projects that meet target returns. In 2018, we advanced our pipeline of high-confidence projects at or near our existing operations with potential to contribute more than one million ounces of annual production to Barrick at costs well below our current portfolio average. These actions will produce higher ROIC(1) over time, but we have not yet achieved our long-term performance range of 10% – 15% ROIC(1). ROIC(1) for 2018 was 5.7% and our 3-year average ROIC(1) was 7.3%. As a result there is no payout on this metric.

Growth in Free Cash Flow per Share(2) (15% weighting, assessment: 33%):

We believe that a healthy, high-performing mining business must deliver positive free cash flow across the gold price cycle and be self-funding for growth. In 2018, we generated $1.77 billion in operating cash flow and $365 million in free cash flow(2) (1,167,846,910 shares outstanding). This represents robust free cash flow for 2018, but is a reduction from the $669 million in free cash flow(2) generated in 2017 (1,165,577,478 shares outstanding). However, Barrick’s demonstrable progress with maintaining strong capital discipline and improving free cash flow(2) since 2014 enabled us to return more capital to shareholders in 2018 with a 33% increase in our annual dividend, In consideration of the above, the payout for this metric is 33%.

Robust Dividend per Share (10% weighting, assessment: 60%):

Barrick places a high priority on returning to shareholders a meaningful portion of our cash margin through dividends. We aim to increase dividends over time across a wide range of gold prices. Reflecting our commitment to shareholder returns, we increased our annual dividend by 33%, from 12 cents per share in 2017 to 16 cents per share in 2018. Our dividend was 46% of adjusted net earnings(2) which exceeds our long-term performance range of 25% – 35% of adjusted net earnings(2). Therefore the payout for this metric is 60%.

Strong Capital Structure (10% weighting, assessment: 60%):

Barrick is focused on continuing to strengthen its balance sheet as measured by improved financial flexibility and credit rating. In 2018, we reduced our total debt by $685 million, or 11%. With more than 85% of our outstanding total debt of $5.7 billion due after 2032, Barrick now has one of the strongest balance sheets in the industry. Moody’s Investors Service upgraded the senior unsecured credit ratings of Barrick and all rated subsidiaries to Baa2 from Baa3, with a stable outlook and S&P Global Ratings upgraded Barrick’s long-term corporate credit rating to BBB from BBB-, also with a stable outlook. Our liquidity position is strong and continues to improve, with robust cash flow generation, modest near-term debt repayment obligations, a $3 billion undrawn credit facility, debt net of cash of $4.2 billion and a consolidated cash balance of approximately $1.6 billion. The payout for this metric is therefore 60%.

(1)

ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property, Plant and Equipment of the financial statements in our 2018 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

(2)

Free cash flow and adjusted net earnings are non-GAAP financial performance measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

62	Barrick Gold Corporation | 2019 Circular

Capital Project Execution (10% weighting, assessment: 80%):

Executing major capital projects effectively is critical to Barrick’s long-term success, especially in achieving capital return targets. We therefore set a very high, and absolute, performance standard requiring all major capital projects to achieve the cost and schedule estimates presented at the time of Board approval (Final Investment Decision). Total attributable capital expenditures for 2018 were $1.41 billion, at the low end of the guidance range, and in line with 2017, with an increase in project capital expenditures offset by a decrease in mine site sustaining capital expenditures. All major capital growth projects remain on schedule and budget, as a result of the 2018 focus on further optimizing critical path schedules, which in turn, has changed the timing of spend throughout the year. All significant capital expenditures were independently reviewed prior to Investment Committee approval and no projects that failed to meet our investment criteria were approved. An ongoing focus to identify, evaluate, and channel capital to high return projects continues, while maintaining growth project critical path schedules. The payout for this metric is therefore 80%.

Non-Financial Performance Measures (40% weighting)

Strategic Execution (15% weighting, assessment: 100%):

Successful strategy execution is qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted ROIC(1) and strategic focus; execution of plans to grow free cash flow per share on a sustainable basis; leveraging innovation and technology to drive industry-leading efficiencies; addressing critical issues facing the business through demonstrable action; and meeting important milestones for strategy execution. Our strategic initiatives for 2018 were to focus on free cash flow per share, evolve our operations, strengthen our balance sheet while delivering shareholder returns, maximize the value of our portfolio, and build partnerships and develop talent to deliver on our decentralized operating vision. We made significant progress on each of these strategic initiatives in 2018, including the announcement of an enhanced strategic cooperation agreement and the establishment of a mutual investment agreement with Shandong Gold, one of China’s leading mining companies. Most significantly, we completed our transformational nil-premium share-for-share merger with Randgold on January 1, 2019, creating an industry-leading gold company with a vision for long-term value creation. The Merger significantly strengthened Barrick’s position across key metrics relative to the Senior Gold Peers, including: ownership of five of the world’s top ten Tier One Gold Assets and two potential Tier One Gold Assets under development; the lowest total cash costs(2), high quality gold reserves and extensive land positions in many of the world’s most prolific gold districts, positioning the Company for sustainable growth. The payout for this metric is therefore 100%.

Reputation and License to Operate (15% weighting, assessment: 27%):

Our license to operate depends on the combined strength of our safety performance, compliance record (environmental, human rights, anti-corruption, etc.), and stakeholder relations. Shortcomings, even when due to rare events, can have a significant effect on our stakeholders and business; we therefore set a high absolute standard and evaluate consistency and improvement over time. We continued to improve our safety performance in 2018, achieving a total reportable injury frequency rate of 0.32, which is the best result in the Company’s history and a 9% improvement compared to 2017. Since 2014, Barrick has also achieved an 87% reduction in reportable environmental incidents, with seven incidents at our operations last year, down from eight in 2017, reflecting a long-term improvement trend. While there were fewer reportable environmental incidents compared to 2017, we nonetheless fell short of the challenging threshold limit of four reportable environmental incidents we had set for the year, demonstrating that we still have work to do to achieve Best-in-Class performance. In most jurisdictions, strong government and community relations translated into a stable operating environment for the Company. Barrick reports to the Global Reporting Initiative’s Sustainability Reporting Standards, in accordance with the Core option, and Barrick’s 2017 Sustainability Report was independently assured by a third party consistent with International Council on Mining and Metals requirements. Our progress in these areas is being recognized externally. Recognizing that we still have work to do to improve our reputation in Argentina, Chile, and Tanzania, the payout for this metric is therefore 27%.

People Development (10% weighting, assessment: 60%):

In 2018, we supported our strategic priorities by filling a number of strategic roles with top global talent, deepening the Company’s talent pool. These positions included Head of Mineral Resource Management for North America, Executive General Manager for Nevada, General Manager of the Porgera mine, General Manager of the Jabal Sayid mine and Executive Director for Argentina. We also strengthened and consolidated our Corporate Finance team with the appointment of a Senior Vice-President, Deputy Chief Financial Officer and a Senior Vice-President for Tax & Treasury.

(1)

ROIC is an internal performance measure used to manage performance. ROIC measures return on invested capital by taking Adjusted EBIT (Adjusted EBITDA less depreciation) less cash taxes as disclosed in the consolidated statements of cash flow and removing the impact of foreign currency translation gains/losses as disclosed in the consolidated income statements and dividing by average invested capital. Invested capital is calculated by taking consolidated assets as reported on our balance sheet net of assets not subject to depreciation as reported in Note 19 Property, Plant and Equipment of the financial statements in our 2018 Annual Report. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

(2)

Lowest total cash cost is non-GAAP financial performance measure based on data from Wood Mackenzie with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, please see “Other Information – Use of Non-GAAP Financial Performance Measures” and “Other Information – Third Party Data” on page 94.

Barrick Gold Corporation | 2019 Circular	63

We streamlined the corporate office and reduced staff at a number of satellite offices as we redeployed skills and capacity at the site and country level, closer to the needs of the business. We also implemented a new global operational talent review and succession planning process and advanced the design and implementation of a cloud-based Human Resource Information System.

Consistent with our belief that all employees should be personally invested in the long-term success of Barrick, we provided a third grant of Barrick Shares to all of our employees under the Global Employee Share Plan and we introduced the Global Barrick Share Purchase Plan, a program that incentivizes our employees to increase their ownership of Barrick Shares by providing a Company match up to a prescribed annual limit for employees who purchase Barrick Shares. The payout for this metric is therefore 60%.

64	Barrick Gold Corporation | 2019 Circular

2018 Annual Performance Incentive Considerations for our Named Partners

2018 API awards for our Named Partners were determined based on the Compensation Committee’s review of their performance against the short-term priorities and initiatives that were published in the 2018 information circular.

Former President

Mr. Kelvin Dushnisky was appointed President of Barrick on August 17, 2015. He resigned from Barrick effective August 31, 2018. On the Executive Chairman’s recommendation and the Compensation Committee’s advice, and in consideration of Mr. Dushnisky’s contributions during 2018 in advancing our 2018 priorities versus the initiatives that were set for him at the beginning of the year, the independent directors of the Board determined that a prorated API award based on an API Scorecard result of 50% and an API of $926,160 was appropriate. The considerations of the Compensation Committee and the independent directors of the Board are summarized in the table below.

The former President’s 2018 Initiatives
Focus

•       In collaboration with the Executive Chairman and the Senior Executive Vice-President, Strategic Matters, support the evaluation process for all potential asset partnerships and strategic alternatives by overseeing matters relating to political risks and mitigating factors

•       Continue to oversee the governance of Acacia Mining plc (Acacia Mining) as Chairman of the Board of Directors

Mining Excellence

•       Oversee and provide strategic direction for all license to operate matters

•       Support all aspects of government relations related to Barrick Nevada

•       Progress the extension of the Special Mining Lease at the Porgera Joint Venture

People	• Create a culture of integrity and ownership that supports our Company values at all levels throughout the Company
Financial Flexibility

•       Provide leadership to ensure the Company meets financial and operational guidance

•       Provide governance and oversight to the Company’s responsibilities, compliance, assurance, and disclosure requirements

Growth	• Continue to provide leadership to advance the comprehensive permitting process for the Donlin Gold project
Partnership

•       Protect and enhance the “Barrick Brand”, including with current and new host governments, the investor community (shareholders, analysts, media, etc.), associations, and the general public

•       Develop a detailed Global Relationship Management Plan to further strengthen Barrick’s reputation and presence around the world

•       Collaborate with the former Executive Vice-President and Chief Financial Officer to continuously improve the quality of Barrick’s Investor Relations and shareholder engagement efforts

2018 Accomplishments

✓   Initiated discussions with the Zambian Revenue Authority and the Government of Zambia to advance the resolution of outstanding tax matters; Barrick signed a deed of settlement in October 2018 following constructive engagement throughout 2018 with the Zambian Revenue Authority and the Government of Zambia

✓   As former Chairman of Acacia Mining, continued to represent Barrick and support ongoing discussions concerning the proposed framework for Acacia Mining’s operations in Tanzania

✓   In partnership with the Executive Vice-President, Exploration and Growth, led constructive engagements with the U.S. Army Corps of Engineers and the U.S. Bureau of Land Management to maintain political support for the Donlin Gold project throughout 2018, which contributed to the issuance of a federal Record of Decision for the Donlin Gold project in August 2018

✓   In partnership with the Zijin Mining Group and with the support of the former Senior Vice-President, Operational and Technical Excellence, established a local team to seek an extension of the Special Mining Lease at the Porgera Joint Venture

✓   Led political risk diligence and mitigation assessments for multiple strategic opportunities to inform the decision-making process

✓   Materially improved the quality of geopolitical and country risk tracking and reporting to further elevate the importance of license to operate matters considered throughout the organization, and especially at the Board level

✓   Represented the Company with media and investors and on the World Gold Council and the International Council on Mining and Metals

✓   Maintained Barrick’s listing in the Dow Jones Sustainability Index for the eleventh consecutive year

Barrick Gold Corporation | 2019 Circular	65

Five-Year Reported and Realized Pay Comparison for Former President

Reported pay (excluding pension value) includes base salary, API earned, the grant date fair value of LTI awarded but not yet vested, and all other compensation as reported in the “Summary Compensation Table”.

Realized pay is the compensation actually received by the former President during the year, including base salary, API earned and all other compensation, as reported in the Summary Compensation Table. Additionally, it includes the value of stock options exercised and LTI awards that vested during the year and for which there are no post-vesting holding restrictions, as reported in the “Value Vested or Earned During the Year” table for each respective year. It also includes all Restricted Share awards for which sale and transfer restrictions have lapsed upon the termination of his employment.

The graph (expressed in thousands of dollars) compares the compensation reported for our former President in the Summary Compensation Table from 2014, the year that Mr. Dushnisky was appointed to the role, to August 31, 2018, the date of termination of his employment, with the compensation that he actually received for the same period from earned and vested awards.

We award a significant portion of our executive compensation in LTI to ensure a sharp focus on long-term value creation. Although LTI awards are reported in the Summary Compensation Table, our former President did not actually receive value from these awards until they vested or when the sale and transfer restrictions lapsed. The value of these LTI awards at that point may differ from the initially reported value due to changes in our share price and company performance, which ensures the value of the awards reflects the overall shareholder experience over the long-term. The value of the LTI awards reported in the Summary Compensation Table therefore represents a future compensation opportunity, rather than an in-year compensation value.

During 2014 to 2017, the amount of compensation actually received (Realized Pay) by our former President was, on average, 28% less than the Reported Pay in the “Summary Compensation Table”. In 2018, Realized Pay was significantly higher than the reported pay for the former President due to the vesting of the February 2016 PGSU award, which was paid in cash and the Restricted Shares from the February 2015 PGSU Award that vested in 2017 for which the sale and transfer restrictions lapsed in connection with his resignation on August 31, 2018.

66	Barrick Gold Corporation | 2019 Circular

Senior Executive Vice-President, Strategic Matters

Mr. Kevin Thomson was appointed Senior Executive Vice-President, Strategic Matters on October 14, 2014. In determining Mr. Thomson’s API award, the Compensation Committee considered the Executive Chairman’s recommendations and Mr. Thomson’s contributions in advancing our 2018 priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 80% was appropriate and awarded Mr. Thomson an API of $1,667,088. The Compensation Committee’s considerations are summarized in the table below.

The Senior Executive Vice-President, Strategic Matters’ 2018 Initiatives
Focus

•       Continue to identify and drive strategic initiatives for Barrick, including growth opportunities and the process of divesting assets considered non-core to Barrick

•       Work with our 2018 Executive Committee and internal lawyers, bankers, external counsel, advisors, and others to execute strategic transactions in a world-class manner

Financial Flexibility
People

•       Continue to drive a high performance culture across the organization to ensure Best-in-Class and cost efficient performance

•       Work with our communications, investor relations, and legal teams to communicate the work of our Strategic Matters group in a clear and transparent manner

•       In collaboration with the Human Resources Executive, restructure and lead the compliance function

Growth

•       Work with bankers, lawyers, and other advisors to quarterback thorough and professional assessments of various external growth options

•       For external growth options that are approved by the Executive Chairman, oversee and coordinate internal teams of various disciplines (e.g., evaluations, technical services, tax, accounting) and external advisors (e.g., bankers, lawyers, accountants) to assess and execute those options in a professional and timely manner

Partnership

•       Work with our Executive Chairman; Human Resources Executive; Vice-President, Corporate Secretary and Associate General Counsel; members of our Corporate Governance & Nominating Committee; and other independent directors to deal with concerns that may be raised by shareholders from time to time, to ensure that Barrick’s approach to corporate governance is Best-in-Class, and that our governance structure and approach to compensation are clearly communicated to our shareholders in this Circular and elsewhere

•       Work to establish joint ventures with other mining companies for assets in Barrick’s portfolio or in connection with external growth opportunities

•       Work with our Executive Chairman and other members of our 2018 Executive Committee to support strategic negotiations, including providing support on aspects related to government relations

2018 Accomplishments

✓     Drove the successful execution of strategic transactions, investments, and divestitures of assets considered non-core to Barrick, including:

-  On January 1, 2019, completing the transformational nil-premium, share-for-share merger with Randgold, which was awarded the prize for Best Large Cap Deal at the 16th Annual Mines and Money Awards for Outstanding Achievement

-  In December 2018, completing a private placement investment in Reunion Gold Corporation, an exploration and development company focused on acquiring, exploring, and developing gold projects in the highly prospective Guiana Shield of South America

-  In October 2018, divesting Barrick’s remaining interest in the Bald Mountain Exploration Joint Venture to an affiliate of Kinross Gold Corporation

-  In September 2018, establishing a mutual investment agreement with Shandong Gold, further strengthening Barrick’s partnership with one of China’s leading mining companies

-  In July 2018, acquiring a 2.5% Gross Revenue Royalty for $14.9 million on certain surface and mineral lands adjacent to the Hemlo property in Ontario; the area covered by the royalty could represent potentially significant mine life extensions

-  In May 2018, acquiring a 19.9% interest in Midas Gold Corp. and its world class Stibnite Gold Project in Idaho, United States, with potential for production over 300,000 ounces of gold per year at competitive operating costs, exploration upside, and low geopolitical risk

✓     Continued to facilitate discussions with the Government of Tanzania concerning the proposed framework for Acacia Mining’s operations in Tanzania

✓     Continued to embed Best-in-Class standards in the Strategic Matters group and in all other functions at Barrick essential for the success of our strategic transactions

✓     Collaborated with the Human Resources Executive; former Executive Vice-President and Chief Financial Officer, Vice-President, Corporate Secretary and Associate General Counsel and others to ensure that Barrick embraces industry-leading corporate governance practices and disclosure

✓     Provided strategic guidance and counsel to ensure clear, consistent, and compelling messaging for investor relations and other corporate communications, including our ongoing shareholder engagement strategy for which the Governance Professionals of Canada has recognized Barrick for the “Best Engagement by a Governance Team (Publicly Listed)” at the 2018 Excellence in Governance Awards

Barrick Gold Corporation | 2019 Circular	67

Chief Operating Officer, North America (formerly Executive Vice-President and Chief Financial Officer)

Ms. Catherine Raw was appointed the Executive Vice-President and Chief Financial Officer on April 26, 2016 and held that position until December 31, 2018. Following the Merger, on January 1, 2019, she was appointed Chief Operating Officer, North America. In determining Ms. Raw’s API award for 2018, the Compensation Committee considered the Executive Chairman’s recommendations and Ms. Raw’s contributions in advancing our 2018 priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 80% was appropriate and awarded Ms. Raw an API of $1,667,088. The Compensation Committee’s considerations are summarized in the table below.

The former Executive Vice-President & Chief Financial Officer’s 2018 Initiatives
Focus

•       Support the Senior Executive Vice-President, Strategic Matters, and former Chief Investment Officer with the evaluation of strategic transactions, including supporting the process with regard to tax planning, financial modelling, and accounting

Mining Excellence

•       Together with the Executive Committee, identify general and administrative expense savings and advance the implementation of Barrick’s decentralized operating model

•       In collaboration with the former Chief Investment Officer and the former Senior Vice-President, Operational and Technical Excellence, further improve the quality of the Life of Mine planning and budgeting processes

•       Support the continued digitization of Barrick’s finance capabilities, with the aim to provide real-time access to high quality data and to accelerate further operational improvements across the organization

People

•       Collaborate with the Human Resources Executive to upgrade and develop Finance talent at head office and at site, and to accelerate the decentralization of the finance function

•       Actively coach site Chief Financial Officers to enable more effective decentralization across the organization

Financial Flexibility

•       Evaluate and implement cash flow and market volatility management strategies and deliver on debt reduction targets as cost efficiently as possible

•       Formulate a long-term dividend strategy that is appropriate and affordable, in the context of Barrick’s overall growth and investment plan

Growth	• Collaborate with the Senior Executive Vice-President, Strategic Matters and the former Chief Investment Officer to review capital allocation decisions and growth options

Partnership

•       Articulate delivery of Barrick’s focus on long-term value creation from core assets

•       Collaborate with the Communications and Investor Relations Departments to strengthen relationships with the investment community, including with credit rating agencies, and improve the quality of investor engagement efforts

2018 Accomplishments

✓     Collaborated with the Executive Chairman, Senior Executive Vice-President, Strategic Matters, and other members of the 2018 Executive Committee to ensure the successful closing of the Merger

✓     Led efforts to continue strengthening our balance sheet by restructuring and reducing our credit facility from $4 billion to $3 billion and by repurchasing $629 million of debt (2021 Notes) in July 2018, bringing Barrick’s total debt repayments over the past five-and-a-half years to approximately $10 billion

✓     Evaluated Barrick’s dividend payout strategy and enhanced our annualized dividend from 12 cents per share in 2017 to 16 cents per share in 2018, a 33% increase in our annual dividend

✓     Collaborated with the Senior Executive Vice-President, Strategic Matters and the former Chief Investment Officer to analyze potential strategic investment, asset divestiture, and partnership opportunities

✓     Collaborated with the 2018 Executive Committee to advance the implementation of our decentralized operating model and identify corporate administration cost savings across the organization; 2018 corporate administration costs of $212 million were significantly below 2018 guidance

✓     Strengthened financial leadership by placing a new Senior Vice-President, Deputy Chief Financial Officer at head office, as well as new Chief Financial Officers in Chile and at Hemlo, Lumwana, and Pueblo Viejo

✓     Combined the planning and risk functions and appointed the Senior Vice-President, Deputy Chief Financial Officer to improve quality of financial planning and oversight

✓     Combined the tax and treasury functions and appointed the Senior Vice-President, Tax & Treasury to further streamline financial planning

✓     Continued to modernize the finance function by implementing Robotic Process Automation for multiple finance processes at Henderson and in Peru, by digitizing and centralizing tax records, to increase organizational efficiency and agility

✓     Collaborated with the Human Resources Executive to complete an extensive review of all finance roles, which resulted in the reallocation and/or elimination of those no longer required, the closure of some of our smaller offices, and improved overall team effectiveness

✓     Collaborated with the former Chief Investment Officer and our former Senior Vice-President, Operational and Technical Excellence to improve the Life of Mine planning and budgeting processes

✓     Strengthened the quality of investor communications in collaboration with the Senior Vice-President, Investor Relations and Senior Vice-President, Communications

✓     Oversaw the organization of and content development for Barrick’s Investor Day in February 2018

✓     Continued to strengthen relationships with new and existing investors through active outreach and marketing in Asia, Europe (including the United Kingdom), and North America

✓     In the fourth quarter of 2018, directly led engagement efforts with the investor community (shareholders, analysts, media, etc.) and the general public to reinforce Barrick’s strategic vision and clear focus on value creation from our core assets

68	Barrick Gold Corporation | 2019 Circular

Chief Operating Officer, Latin America and Australia Pacific (formerly Chief Investment Officer)

Mr. Mark Hill was the Chief Investment Officer on September 12, 2016 and held that position until December 31, 2018. Following the Merger, on January 1, 2019, Mr. Hill was appointed Chief Operating Officer, Latin America and Australia Pacific. In determining Mr. Hill’s API award for 2018, the Compensation Committee considered the Executive Chairman’s recommendations and Mr. Hill’s contributions in advancing our 2018 priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 88% was appropriate and awarded Mr. Hill an API of $1,833,797. The Compensation Committee’s considerations are summarized in the table below.

The former Chief Investment Officer’s 2018 Initiatives
Focus

•       Invest in high return projects that generate maximum free cash flow(1) in the near- and long-term, while increasing optionality and growing long-term Net Asset Value

•       Collaborate with the Senior Executive Vice-President, Strategic Matters to evaluate and support the due diligence process for strategic transactions

Mining Excellence

•       Collaborate with the 2018 Executive Committee to develop Company-wide and asset-level free cash flow(1) targets in order to drive an even greater focus on growing and sustainably delivering free cash flow(1) per share

People

•       Upgrade talent, ensure robust succession planning, and develop capabilities across the Capital group

•       Collaborate with the Human Resources Executive to reinforce the focus on growing free cash flow(1) per share over time at all levels across the organization through the short-term incentive plan

Financial Flexibility

•       Minimize sustaining capital expenditures through optimal mine sequencing, superior execution, and capital discipline to enable capital deployment for growth opportunities that are expected to meet or exceed Barrick’s 15% investment hurdle rate

Growth

•       In collaboration with the Senior Executive Vice-President, Strategic Matters and the Executive Vice-President, Exploration and Growth, identify, evaluate, and progress all organic and external growth opportunities that meet or exceed Barrick’s 15% investment hurdle rate

Partnership	• Develop strategic partnerships to strengthen optionality for Barrick’s portfolio of projects

2018 Accomplishments

✓     Led the completion of reciprocal due diligence for the merger with Randgold

✓     Reduced mine site sustaining capital expenditures by optimizing the Life of Mine planning cycle through ongoing monitoring; Barrick’s sustaining capital efficiency profile has improved plan-on-plan and capital expenditures were at the low end of our 2018 guidance

✓     Maintained focus on maximizing the value of Barrick’s portfolio by advancing the evaluation of organic growth opportunities in low risk jurisdictions, including:

-  Initiating and funding the technical evaluation and additional resource drilling to define the growth potential in Goldstrike’s underground mining operations

-  Initiating a prefeasibility study on the benefits of adding processing capacity in Nevada

-  Funding and completing a technical evaluation on the processing option trade-offs for the Turquoise Ridge Joint Venture and Goldstrike autoclave optimization

-  Initiating the Pueblo Viejo plant expansion, including the pre-oxidization heap leach pad project and pilot floatation plant

✓     Led a rigorous investment review process and secured Board approval for a total estimated capital cost of $300—$325 million (100% basis) to construct a third shaft at Turquoise Ridge, which is expected to increase annual production to more than 500,000 ounces per year, with initial production beginning in 2022 and sustained production from 2023

✓     Continued to evaluate new and previous capital allocation decisions with discipline and rigor, which resulted in reprioritizing certain capital projects which no longer meet Barrick’s investment criteria, including Alturas, the refractory sulphide ore project (PMR) at Lagunas Norte, restarting the underground operations at Pascua-Lama, and Phase 6 of the Open Pit expansion at Hemlo

✓     Implemented a post-investment review process for all capital projects to improve decision-making on the use of capital

✓     In collaboration with the Human Resources Executive, increased site accountability to grow free cash flow(1) per share over time by introducing asset-level short-term incentive targets

✓     Collaborated with the Human Resources Executive to complete an extensive review of all roles in the Capital group to drive greater efficiency and accountability

✓     Continued to identify external partnership and growth opportunities through active outreach

(1)

Free cash flow and adjusted net earnings are non-GAAP financial performance measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

Barrick Gold Corporation | 2019 Circular	69

Compensation Governance and Oversight

Barrick’s Compensation Governance Process

Board Oversight

The Board is responsible for the oversight of Barrick’s executive compensation principles, practices, and programs and the approval of major compensation programs on the recommendation of the Compensation Committee. In December 2018, prior to the completion of the Merger, the independent directors of the Board approved the compensation of the Executive Chairman and the former President based on the recommendations of the Compensation Committee. The Board also approves director compensation programs.

Role of the Compensation Committee

The Compensation Committee mandate was revised on January 1, 2019, following the completion of the Merger. As the steward of our pay-for-performance philosophy, the Compensation Committee:

•	Designs and drives all aspects of Barrick’s compensation policies and plans;

•	Develops performance measures and scorecards for Barrick’s long-term and short-term executive compensation programs;

•	Evaluates the collective performance of Partnership Plan participants by using the Long-Term Company Scorecard at the end of each year;

•

Provides recommendations to the Board regarding compensation for the Executive Chairman based on an assessment of his performance for the year by the Corporate Governance & Nominating Committee, in consultation with the Lead Director, at the end of each year;

•

Provides recommendations to the Board regarding compensation for the President and Chief Executive Officer based on an assessment of his performance for the year by the Executive Chairman, in consultation with the Lead Director, at the end of each year;

•

Reviews and approves the compensation of our Senior Executive Vice-President and Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and other senior officers, other than the President and Chief Executive Officer, based on their respective individual API Scorecard evaluations and other relevant factors provided by the President and Chief Executive Officer at the end of each year;

•	Considers feedback from shareholders with respect to Barrick’s overall compensation strategy;

•	Considers the implications of risks associated with the Company’s executive compensation programs and practices; and

•	Reviews the remuneration of the directors from time to time to ensure that it properly reflects the time commitment and responsibilities associated with being an effective director.

In December 2018, prior to the completion of the Merger, the Compensation Committee recommended to the independent directors the approval of the 2018 compensation of the Executive Chairman and former President, and approved the 2018 compensation of the Senior Executive Vice-President, Strategic Matters; former Executive Vice-President and Chief Financial Officer; former Chief Investment Officer; and other 2018 Executive Committee members based on their assessment of performance, the Long-Term Company Scorecard, the API Scorecards, and other relevant factors. For a description of the Compensation Committee’s key activities and accomplishments in 2018, see the discussion under “Committees of the Board – Compensation Committee” on page 37.

Composition of the Compensation Committee

Prior to January 1, 2019, the Compensation Committee was comprised of J. Brett Harvey (Chair), J. Robert S. Prichard, Gustavo A. Cisneros, Steven J. Shapiro, and Ernie L. Thrasher. On January 1, 2019, upon completion of the Merger, the Compensation Committee was reconstituted with Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey as members. None of the Compensation Committee members is an officer or employee of Barrick or its subsidiaries, and each member of the Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Collectively, the Compensation Committee’s members have extensive compensation-related experience in the natural resources and energy sectors as senior executives (past and present) and members of the board of directors and committees of other public and private corporations.

•

Mr. Coleman is the Chair of the Compensation Committee. He has extensive experience as a member of the compensation committee of the board of directors of Papa John’s International, Inc. and was the Chairman of the board of directors of Randgold prior to the Merger. He is Group Head of Banking and a Global Partner of Rothschild & Co. He is also the Chairman of Rothschild Bank International and serves on a number of other boards and committees of the Rothschild & Co Group. As such, he draws from his extensive boardroom leadership, management, financial, and international business experience to provide relevant compensation and governance-related insights.

70	Barrick Gold Corporation | 2019 Circular

•

Mr. Cisneros has extensive experience as the owner and Chairman of Cisneros, a large privately-held conglomerate. As well, Mr. Cisneros is the Chairman of Barrick’s Corporate Governance & Nominating Committee, which assists in consideration of the issues that are relevant to both committee mandates.

•

Mr. Greenspun has extensive experience as the Chairman and Chief Executive Officer of Greenspun Media Group. As well, Mr. Greenspun is a member of Barrick’s Corporate Governance & Nominating Committee, which assists in consideration of the issues that are relevant to both committee mandates.

•

Mr. Harvey has held a number of positions with CONSOL Energy Inc., including Chairman Emeritus, Chairman, and Chief Executive Officer. As such, he draws from his previous committee leadership experience and his management experience to provide relevant compensation and governance-related insights. Mr. Harvey is the Chairman of the Audit & Risk Committee, which assists in consideration of the issues that are relevant to both committee mandates. In addition, Mr. Harvey is the Lead Director of Barrick’s Board of Directors and served as Chair of Barrick’s Compensation Committee prior to its reconstitution on January 1, 2019.

The Board is confident that the Compensation Committee collectively has the knowledge, experience, and background necessary to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

Independent Compensation Consultant

The Compensation Committee has sought the views of an independent compensation consultant on executive compensation-related matters from time to time. In May 2016, Pay Governance was selected by the Compensation Committee as its independent consultant to assist with refining the Executive Chairman’s compensation structure, on the basis of its broad experience advising the compensation committees of a number of S&P/TSX60 cross-listed companies. In 2017, Pay Governance provided benchmarking advice and data relating to the compensation of the Executive Chairman. In 2018, Pay Governance provided benchmarking advice and data relating to the compensation of the Executive Chairman and completed a Compensation Risk Assessment for Barrick’s executive compensation programs. The chart below summarizes the fees paid to Pay Governance in 2018 and 2017 for services provided to the Compensation Committee. Pay Governance provides advisory services exclusively to the Compensation Committee and does not advise management.

Pay Governance(1)	Executive Compensation-Related Fees	All Other Fees for services provided to management	Total Fees
2018	$173,131 (100%)	Nil (Nil)	$173,131 (100%)
2017	$61,017 (100%)	Nil (Nil)	$61,017 (100%)
(1)	Pay Governance’s consulting fees are paid in U.S. dollars.

The Compensation Committee reviews and approves all fees and terms of consulting services provided by independent compensation consultants that are mandated by the Compensation Committee or commissioned by management. As provided in the Compensation Committee’s mandate, the Chair of the Committee must pre-approve any non-compensation services provided by the organization of the independent compensation consultants to ensure that the independence of such consultants is not compromised.

On March 1, 2019, the Compensation Committee appointed Willis Towers Watson (WTW) as its new independent consultant to review and advise the Committee on compensation and governance trends, provide input on specific issues related to executive compensation programs, and provide market compensation benchmark data. The Compensation Committee has reviewed WTW’s protocols and is satisfied that the appropriate safeguards are in place to ensure the soundness, objectivity, and independence of WTW’s consulting advice.

Compensation Peer Group and Benchmarking

The competitive positioning of executive compensation is assessed using our Mining Peer Group. Our Mining Peer Group is comprised of global mining companies that Barrick competes with for investors, capital, and mining properties, as well as qualified and experienced executive talent in the mining industry, selected based on the criteria below:

Barrick Gold Corporation | 2019 Circular	71

Each year, the Compensation Committee evaluates and, if appropriate, updates the composition of the Mining Peer Group. In completing this annual review, the Compensation Committee considers:

•	The Mining Peer Group’s long-term alignment to the peer selection criteria;

•	Feedback received from shareholders on its composition; and

•	Gold and mining companies that are subject to similar long-term commodity cycle and price pressures.

Changes to the Mining Peer Group are carefully considered and generally made infrequently to assure continuity from year to year.

2018 Mining Peer Group

In 2018, prior to the Merger, the Compensation Committee approved changes to the Mining Peer Group to improve its overall alignment. Our 2018 Mining Peer Group is comprised of eleven global mining companies that Barrick competes with for investors, capital, and mining properties, as well as qualified and experienced executive talent in the mining industry.

Compensation Benchmarking

Overall, we position our total compensation opportunities between the median and 75th percentile of the Mining Peer Group. Total compensation awarded may be higher or lower than the median to 75th percentile range to reflect performance. Total compensation in excess of the 75th percentile will only be awarded for superior outperformance. In 2018, the Compensation Committee reviewed benchmarking data for the Executive Chairman and the 2018 Executive Committee, including our former President; Senior Executive Vice-President, Strategic Matters; former Executive Vice-President and Chief Financial Officer; and former Chief Investment Officer.

The benchmarking data was referenced alongside other considerations, including the scope, responsibilities, and accountability of our Executive Chairman and 2018 Executive Committee, which at times may be broader than their respective job titles indicate. When determining executive compensation levels, the Compensation Committee also considered shareholder and governance views, the overall economic climate and business environment, retention needs, experience and potential for future advancement. Additionally, the Committee considered Barrick’s TSR performance on an absolute and relative basis to ensure pay decisions reflect the overall shareholder experience. TSR performance is reviewed annually against the Mining Peer Group, sector peers, and other broad market indices. TSR performance is assessed for companies outside of our Mining Peer Group as Barrick Shares are widely-held by institutional and retail shareholders who have shareholding interests beyond companies that operate in the mining industry.

72	Barrick Gold Corporation | 2019 Circular

Managing Compensation Risks

We regularly monitor the risks associated with our executive compensation plans, programs, policies, and decisions. In 2018, the Compensation Committee was presented with the results of a comprehensive compensation risk assessment conducted by Pay Governance, which confirmed that Barrick has strong incentive governance practices and an executive compensation structure that is well-balanced. The assessment also confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy

✓	We ensure that the long-term interests of our directors and management are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our Named Partners	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our Named Partners	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain industry-leading minimum share ownership requirements for our Named Partners	✓	We regularly and proactively engage with our shareholders and continuously use their feedback to refine our compensation practices

What we do not do

✗	We do not guarantee incentive compensation	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

✗	We do not re-price equity-based incentive compensation awards	✗	We do not grant deferred cash incentives to our Partners

✗	We do not provide tax gross ups in connection with Change in Control severance payments

Enhanced Clawback Policy

Barrick has adopted an Incentive Compensation Recoupment Policy (Clawback Policy) that goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act. Under the Clawback Policy, we may recoup certain incentive compensation paid to our Executive Chairman, Named Partners, other Partnership Plan participants, former executive officers, and certain other officers and employees (a Covered Person) in cases of a material financial restatement which improperly resulted in the overpayment of incentive compensation. The Clawback Policy provides that in the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change in accounting principles or securities laws, the Board may seek to recoup excess incentive compensation which was paid or granted upon the achievement of certain financial results in the 36-month period preceding the date of the restatement, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported. In the case of our Executive Chairman, Named Partners, and Partnership Plan participants, the Clawback Policy applies regardless of whether the individual engaged in wrongful conduct that caused or was a significant contributing factor to the need for the restatement.

As a result of an amendment to our Clawback Policy in February 2017, the Clawback Policy now also allows for the recoupment of incentive compensation from Covered Persons, where the Board determines that wrongful conduct (fraud, dishonesty, or gross negligence) has occurred which resulted in a Covered Person improperly achieving certain performance targets and receiving or realizing a higher amount of incentive compensation than such Covered Person would have otherwise been entitled to receive or realize. Recoupment can be sought for a period of 36 months from the date on which the wrongful conduct occurred. A copy of our Clawback Policy is available on our website at www.barrick.com/about/governance.

Barrick Gold Corporation | 2019 Circular	73

NEO Share Ownership Requirements

Our partnership culture requires that our Executive Chairman and partners be owners; we expect them to have a high degree of financial and emotional ownership in the Company. Share ownership is a core attribute of our culture and something that all of our partners embrace. Reflecting this philosophy, Barrick has implemented share ownership requirements for the Executive Chairman (four times salary), President and Chief Executive Officer (ten times salary), and all Senior Executive Vice-Presidents and Executive Vice-Presidents (five times salary). In addition, share ownership requirements extend to other Partnership Plan participants, including Senior Vice-Presidents, Vice-Presidents, Executive Directors, and General Managers (one-and-a-half to two-and-a-half times salary). All Partnership Plan participants have five years from the date they become a partner to meet the share ownership requirements.

Barrick Shares held by our Named Partners, Barrick Shares purchased through Barrick’s BSPP, Barrick Shares held in trust, unvested RSUs, and unvested PGSUs are counted towards satisfying share ownership requirements. Stock options do not count towards these requirements. The share ownership requirement for the Executive Chairman is evaluated annually on December 31. The share ownership requirement for our Partners is evaluated at least once per year on December 31 and may also be evaluated following the annual LTI granting cycle in February after the end of the most recently completed financial year.

In the table below, share ownership has been evaluated as at year-end on December 31, 2018 and March 1, 2019 to take into consideration the long-term incentive grants that were made to our Named Partners in February 2019 for 2018 performance. Mr. Thornton exceeds his share ownership requirement, with a total Barrick Share ownership position of 5,000,000 Barrick Shares worth over 24 times his base salary as at March 1, 2019. All Named Partners have met their share ownership requirements as at March 1, 2019.

2018 Requirement			Actual Share Ownership Details for NEOs(1)

Name and Principal Position	Multiple of Salary(2)	Date	Value of Barrick Shares (# Barrick Shares)	Value of PGSUs Subject to Vesting (# PGSUs)	Value of RSUs Subject to Vesting (# RSUs)		Value of DSUs (# DSUs)		Value of Total Ownership(1) (# Total)	Total Share Ownership Multiple of Salary(2)
John L. Thornton Executive Chairman(3)	4x	December 31,	$67,700,000	Nil	Nil		$15,625		$67,715,625	27.1x
		2018	(5,000,000)	(Nil )	(Nil	)	(1,154)		(5,001,154)
		March 1, 2019	$61,550,000	Nil	Nil		$14,206		$61,564,206	24.6x
			(5,000,000)	(Nil )	(Nil	)	(1,154)		(5,001,154)
Kevin J. Thomson Senior Executive Vice- President, Strategic Matters(4)	5x	December 31,	$1,606,088	$2,675,057	Nil		Nil		$4,281,145	6.2x
		2018	(118,618)	(197,567)	(Nil	)	(Nil	)	(316,185)
		March 1, 2019	$1,470,503	$4,131,802	Nil		Nil		$5,602,305	7.5x
			(119,456)	(335,646)	(Nil	)	(Nil	)	(455,102)
Catherine P. Raw Former Executive Vice-President and Chief Financial Officer(5)	5x	December 31,	$993,186	$2,377,841	Nil		Nil		$3,371,027	4.9x
		2018	(73,352)	(175,616)	(Nil		(Nil	)	(248,968)
		March 1,	$902,963	$3,860,059	Nil		Nil		$4,763,022	7.0x
		2019	(73,352)	(313,571)	(Nil	)	(Nil	)	(386,923)
Mark F. Hill Former Chief Investment Officer(6)	5x	December 31,	$260,929	$1,145,687	$1,295,616		Nil		$2,702,232	3.9x
		2018	(19,271)	(84,615)	(95,688)		(Nil	)	(199,574)
		March 1, 2019	$239,479	$2,580,262	$1,184,542		Nil		$4,004,283	5.9x
			(19,454)	(209,607)	(96,226)		(Nil	)	(325,287)

(1)	The value of Barrick Shares, PGSUs, RSUs, and DSUs is based on the closing price of Barrick Shares on the NYSE on December 31, 2018 ($13.54) and March 1, 2019 ($12.31).

(2)

For the purposes of determining the share ownership requirements as at December 31, 2018, the 2018 pre-tax base salary has been used for Messrs. Thornton ($2,500,000), Thomson (Cdn $900,000), Hill (Cdn $900,000), and Ms. Raw (Cdn $900,000). For the purposes of determining the share ownership requirements as at March 1, 2019, the 2019 pre-tax base salary has been used for Messrs. Thornton ($2,500,000), Thomson (Cdn $995,000), Hill (Cdn $900,000), and Ms. Raw (Cdn $900,000). For Messrs. Thomson and Hill and Ms. Raw, 2018 annual base salaries were converted from Canadian dollars to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada (1.2957); 2019 annual base salaries were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average rate of exchange on March 1, 2019 (1.3260).

(3)

As at March 1, 2019, Mr. Thornton owns 3,985,219 Barrick Shares directly, 59,970 Barrick Shares indirectly through a Rollover IRA, and 500,000 Barrick Shares indirectly through a Grantor Retained Annuity Trust. Mr. Thornton also exercises control or direction over 240,600 Barrick Shares held in the names of his wife and children. In addition, 214,211 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust. On March 25, 2019, Mr. Thornton used 51% of the after-tax value of his LTI award ($5,976,862) to purchase 215,000 Barrick Shares which are subject to a holding period until the later of: (a) three years following the date of purchase, and (b) the date Mr. Thornton retires or leaves the Company. Following these purchases, Mr. Thornton’s total share ownership position increased to 5,215,000 Barrick Shares, which is nearly 29 times his base salary as at March 28, 2019.

(4)	Mr. Thomson holds 119,456 Barrick Shares directly.

(5)	Ms. Raw holds 73,352 Barrick Shares directly.

(6)	Mr. Hill holds 19,454 Barrick Shares directly.

74	Barrick Gold Corporation | 2019 Circular

Shareholder Return Performance Graphs

The following graph compares the total cumulative shareholder return for Cdn $100 invested in Barrick Shares on the TSX at December 31, 2013 with the cumulative total return of the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of dividends.

Five-Year Cumulative Total Shareholder Return on Cdn $100 Investment(1)

December 31, 2013 to December 31, 2018

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on Cdn $100 Investment

	2013	2014	2015	2016	2017	2018

Barrick (TSX:ABX)	$100	$67.74	$56.17	$118.48	$100.95	$103.89

S&P/TSX Composite Index	$100	$110.55	$101.34	$122.71	$133.85	$121.96

S&P/TSX Global Gold Index	$100	$94.25	$84.70	$127.87	$129.59	$125.13

Barrick Gold Corporation | 2019 Circular	75

The following graph compares the total cumulative shareholder return for US $100 invested in Barrick Shares on the NYSE at December 31, 2013 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

Five-Year Cumulative Total Shareholder Return on US $100 Investment(1)

December 31, 2013 to December 31, 2018

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on US $100 Investment

	2013	2014	2015	2016	2017	2018

Barrick (NYSE:GOLD)	$100	$61.72	$42.96	$93.50	$85.27	$81.00

S&P 500 Index	$100	$113.68	$115.24	$129.02	$157.17	$150.27

PHLX Gold & Silver Sector Index	$100	$82.71	$55.07	$96.32	$104.78	$87.58

76	Barrick Gold Corporation | 2019 Circular

Share Performance and Executive Compensation

Change in Named Executive Officer Total Compensation(1)

versus Barrick Cumulative Value(2) of Cdn $100 and US $100 Investment

December 31, 2013 to December 31, 2018

(1)

Total compensation represents the total reported value of salary, API, grant date fair value of equity-based LTI awards, pension value, and all other compensation from the Summary Compensation Table for the NEOs in such role as at December 31 each year. To provide a consistent basis of comparison over the five-year period, the figures for all years include total compensation for only the top five NEOs who were active in their roles as of December 31 each year. The compensation for interim NEOs and departed NEOs has been excluded; however, this information is disclosed in the information circular for the relevant year. Total compensation for all NEOs was included for 2018 to enable year-over-year comparability. For 2018, NEO compensation is disclosed in the “Summary Compensation Table” on page 78 of the Circular.

(2)	Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date.

Five-Year Total Shareholder Return on Cdn $100 and US $100 Investment

	2013	2014	2015	2016	2017	2018

Barrick (TSX:ABX)	$100	$67.74	$56.17	$118.48	$100.95	$103.89

Barrick (NYSE:GOLD)	$100	$61.72	$42.96	$93.50	$85.27	$81.00

Five-Year Change in NEO Total Compensation

	2013	2014	2015	2016	2017	2018

NEO Total Compensation (Indexed to 2013 Compensation)	100.00 (Index Year)	102.88 3%	54.76 -45%	89.04 -11%	81.71 -18%	98.73 -1%

NEO Total Compensation (U.S. millions)	$28.89	$29.73	$15.82	$25.73	$23.61	$28.53

Each year, the Compensation Committee reviews NEO total compensation in the context of their individual and collective contributions to Barrick’s financial and operational performance. The Committee also reviews NEO total compensation in the context of the overall shareholder experience, which includes an assessment of progress against the achievement of long-term strategic alternatives, using various metrics including TSR performance. Due to the long-term nature of the mining industry and the volatility of the gold price, the Committee takes a balanced view when assessing performance. Short-term performance delivered, including demonstrable actions taken to address critical issues facing the business, is considered alongside Barrick’s emphasis on sustainable profitability and long-term value creation.

Barrick Gold Corporation | 2019 Circular	77

2018 was another year of solid execution, driven by exceptional leadership, and effective collaboration and teamwork. It also provided a strong foundation for our transformational, nil-premium merger with Randgold. Our focus on capital discipline allowed us to increase investments in organic growth, while returning more capital to shareholders, significantly reducing our debt, and further strengthening the Company’s balance sheet. Reflecting our commitment to shareholder returns, we increased our annual dividend by 33%, from 12 cents per share in 2017 to 16 cents per share in 2018. Our debt repayments over the past five-and-a-half years total approximately $10 billion. With more than 85% of the Company’s outstanding debt due after 2032, Barrick now has one of the strongest balance sheets in the industry.

From 2013 to 2018, average market gold prices declined from an average of $1,411 per ounce to an average of $1,268 per ounce, which is reflected in the decline of our share price on the TSX and NYSE over the same period. However, following the announcement of Barrick’s nil-premium merger with Randgold on September 24, 2018, our share price on the NYSE increased 29% up until the completion of the Merger on January 1, 2019. By comparison over the same period, the share price of the Senior Gold Peers increased by an average of 7%, while the average market gold price also only increased by 7%.

Our transformational merger with Randgold created a truly industry-leading gold mining company. It significantly strengthened Barrick’s position across key metrics, including: ownership of five of the world’s top Tier One Gold Assets and two more under development; the lowest total cash costs(1); high quality gold reserves; and extensive land positions in many of the world’s most prolific gold districts, positioning the Company for sustainable growth.

Balancing the considerations above, the Compensation Committee awarded total compensation of $28.53 million for the 2018 NEOs. This reflects a decrease of 1% from 2013 (compared to our five-year cumulative TSR of +3.9% and -19% on the TSX and NYSE, respectively), 7% of Barrick’s adjusted net earnings(2) of $409 million, and 0.4% of Barrick’s common shareholder equity of $7,593 million as at December 31, 2018.

(1)

Lowest total cash cost is non-GAAP financial performance measure based on data from Wood Mackenzie with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, please see “Other Information – Use of Non-GAAP Financial Performance Measures” and “Other Information – Third Party Data” on page 96.

(2)

Adjusted net earnings is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, please see “Other Information – Use of Non-GAAP Financial Performance Measures” and “Other Information – Third Party Data” on page 96.

Summary Compensation Table

The table below summarizes the compensation of our NEOs for the three financial years ended December 31, 2018, 2017, and 2016(1). Our 2018 NEOs are our Executive Chairman; former President; Senior Executive Vice-President, Strategic Matters; former Executive Vice-President and Chief Financial Officer; and former Chief Investment Officer. The key factors necessary to understand the compensation summarized in the following table are described under “Compensation Discussion & Analysis” and in the footnotes to this table.

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position	Year	Salary	Share-Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans	Long-Term Incentive Plans(4)	Pension Value(5)	All Other Compen- sation(6)	Total Compen- sation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
John L. Thornton	2018	2,500,000	Nil	Nil	Nil	9,735,000	375,000	249,994	12,859,994
Executive Chairman(7)	2017	2,500,000	Nil	Nil	Nil	4,341,000	375,000	484,478	7,700,478
	2016	2,500,000	Nil	Nil	Nil	5,320,000	375,000	307,198	8,502,198
Kelvin P.M. Dushnisky	2018	617,440	Nil	Nil	926,160	Nil	92,616	174,806	1,811,022
Former President(8)	2017	924,120	2,285,280	Nil	693,090	Nil	242,582	82,752	4,227,823
	2016	905,760	2,466,288	Nil	1,412,986	Nil	347,812	77,180	5,210,026
Kevin J. Thomson	2018	694,620	1,865,160	Nil	1,667,088	Nil	354,256	33,266	4,614,390
Senior Executive Vice-	2017	693,090	1,571,130	Nil	1,455,489	Nil	322,287	35,263	4,077,259
President, Strategic	2016	679,320	1,541,430	Nil	1,671,127	Nil	352,567	34,981	4,279,425
Matters(9)
Catherine P. Raw	2018	681,757	1,865,160	Nil	1,667,088	Nil	352,327	56,852	4,623,184
Former Executive Vice-	2017	616,080	1,396,560	Nil	1,386,180	Nil	300,339	45,103	3,744,262
President and Chief	2016	603,840	1,370,160	Nil	1,485,446	Nil	313,393	118,383	3,891,222
Financial Officer(10)
Mark F. Hill	2018	668,893	1,695,600	Nil	1,833,797	Nil	375,404	46,173	4,619,866
Former Chief	2017	539,070	1,901,800	Nil	1,132,047	Nil	250,668	36,795	3,860,380
Investment Officer(11)	2016	162,234	747,000	Nil	Nil	377,400	80,945	309,062	1,676,641

(1)

All compensation is paid in Canadian dollars and reported in U.S. dollars, except for compensation paid to Mr. Thornton which is paid and reported in U.S. dollars. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average exchange rates reported by the Bank of Canada are: 2018 – 1.2957; 2017 – 1.2986; and 2016 – 1.3248.

78	Barrick Gold Corporation | 2019 Circular

(2)

The figures shown reflect the grant date fair value of PGSUs and RSUs approved by the Compensation Committee for the specified fiscal years. PGSUs granted on February 11, 2019 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average rate of exchange: i.e., February 8, 2019: 1.3270. PGSUs granted on February 13, 2018 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average rate of exchange: i.e., February 12, 2018: 1.2603. PGSUs granted on February 14, 2017 were converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the first trading day following the expiration of the Blackout Period: i.e., February 21, 2017: 1.3138. For RSUs granted October 24, 2017, the exchange rate used was the Bank of Canada daily average rate of exchange on the last trading day preceding the date of grant: i.e., October 23, 2017: 1.2644. For RSUs granted October 25, 2016, the exchange rate used was the Bank of Canada closing rate of exchange on the last trading day preceding the date of grant: i.e., October 24, 2016: 1.3386. Grant date fair value is determined by multiplying the number of PGSUs or RSUs, as applicable, by the closing share price of Barrick Shares on the TSX on the day preceding the grant date or, for PGSUs only, if the grant date occurs during a Blackout Period, the number of PGSUs is determined by the greater of the closing share price of Barrick Shares on the TSX on the first trading day following the expiration of the Blackout Period or the date preceding the grant date. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the PGSUs and RSUs granted to the NEOs for the last three fiscal years.

Grants of Share-Based Awards (2016 – 2018)

Name	Grant Date	Number of PGSU Awards	Number of RSU Awards
John L. Thornton	February 11, 2019	Nil	Nil
	February 13, 2018	Nil	Nil
	February 14, 2017	Nil	Nil
Kelvin P.M. Dushnisky	February 13, 2018	172,352	Nil
	February 14, 2017	122,496	Nil
Kevin J. Thomson	February 11, 2019	136,968	Nil
	February 13, 2018	118,492	Nil
	February 14, 2017	76,560	Nil
Catherine P. Raw	February 11, 2019	136,968	Nil
	February 13, 2018	105,327	Nil
	February 14, 2017	68,053	Nil
Mark F. Hill	February 11, 2019	124,516	Nil
	February 13, 2018	83,783	Nil
	October 24, 2017*	Nil	48,972
	October 25, 2016*	Nil	45,270
*	Sign-on grant

PGSUs vest 33 months from the date of grant and the after-tax value of PGSUs is used to purchase Barrick Shares in the open market, which Barrick Shares are subject to restrictions on sale. PGSUs are further described in “2018 Compensation of our Named Partners – Performance Granted Share Units (PGSUs)” beginning on page 57. The 2016 and 2017 RSUs granted to Mr. Hill as part of his hiring package vest and become payable 33 months from the date of grant. Upon vesting, the after-tax value will be used to purchase Barrick Shares that are required to be held until he retires or leaves the Company. Additional RSUs are credited to reflect dividends paid on Barrick Shares. The RSUs are further described in Schedule D of this Circular.

(3)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(4)

The amounts shown reflect long-term incentive awards or the portion of API or short-term incentive (STI) awards that were paid to executives on the condition that they use the award to purchase After-Tax Shares which cannot be sold or otherwise disposed of until the later of: (a) three years from the date of purchase, and (b) the date the executive retires or leaves the Company, as applicable. Additional restrictions may apply. The requirement to use all or a part of the API award to purchase Barrick Shares is determined annually at the discretion of the Compensation Committee. Long-term incentives included in this column reflect those that are awarded pursuant to the Executive Chairman LTI arrangement, as described in “2018 Compensation of Named Executive Officers – 2018 Compensation of the Executive Chairman”.

(5)

The figures shown represent employer contributions pursuant to the Executive Retirement Plan for compensation (earned in 2018). Employer contributions to the Executive Retirement Plan with respect to the API award earned for the year ended December 31, 2018 are made in March of the following year. No above-market or preferential earnings are credited on any contributions. Executive Retirement Plan values are denominated in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year, except the contributions made for Mr. Thornton which are made and reported in U.S. dollars. See “Executive Retirement Plans” on page 83 for further details.

(6)

The amounts disclosed in All Other Compensation represent the dollar value of various benefit plan costs and insurance premiums paid by the Company on behalf of the respective NEO; taxable allowances and/or reimbursements for certain benefits and perquisites made available to our NEOs, such as a leased vehicle or car allowance, financial counselling or tax preparation services, parking, executive medical benefits, scholarships for dependent children, ground and air transport, and other compensation not reported in any other column of the Summary Compensation Table, such as cash-based on-hire awards, as applicable. The benefits and perquisites for each NEO are denominated in U.S. dollars using the Bank of Canada annual average exchange rates for each applicable year. In 2018, Messrs. Thornton, Dushnisky, Hill and Ms. Raw received benefits and perquisites in excess of Cdn $50,000. 2018 benefits and perquisite details, including those that represent more than 25% of the total value individually reportable, are as follows:

•

Mr. Thornton received $249,994 in benefits and perquisites, including life insurance, accidental death and dismemberment (AD&D) coverage, executive disability premiums of $136,926, and personal use of our corporate aircraft for commuting purposes. The incremental cost to Barrick for Mr. Thornton’s personal use of the Barrick aircraft for commuting trips to and from our Toronto head office in 2018 was $84,877. In determining this incremental cost, Barrick calculates the direct variable operating costs for our aircraft, including aircraft fuel, ground and landing fees, crew travel expenses, catering and incremental costs associated with any “deadhead” legs. Since our aircraft is used predominantly for business travel, Barrick does not include fixed costs unaffected by usage, such as annual crew salaries, aircraft acquisition costs, hangar fees, maintenance costs, and insurance. The aggregate incremental cost for personal commuting is determined by multiplying the variable operating cost per hour by the number of hours the aircraft is used for commuting trips. Barrick does not bear any incremental costs associated with non-Barrick related business travel or personal travel (other than commuting trips to and from the Toronto head office) as these amounts are reimbursed by Mr. Thornton.

•

Mr. Dushnisky received $174,806 in benefits and perquisites until the effective date of his resignation from the Company. These benefits and perquisites included the purchase for Mr. Dushnisky of his leased vehicle upon his resignation for $92,066.

•	Mr. Thomson received $33,266 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $10,105 and a car allowance of $15,436.

•

Ms. Raw received $56,852 in benefits and perquisites, including financial counselling and tax preparation services which were sought in relation to her tax obligations in Canada and the United Kingdom that amounted to $28,673 and a car allowance of $15,436.

•	Mr. Hill received $46,173 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $16,507 and a car allowance of $15,436.

Barrick Gold Corporation | 2019 Circular	79

(7)

Mr. Thornton was appointed Co-Chairman of the Board effective June 5, 2012 and was appointed Executive Chairman effective April 30, 2014. For 2016, Mr. Thornton received an LTI award equal to $5,320,000, conditional upon a significant majority of the after-tax value being used to purchase Barrick Shares on the open market that cannot be sold until the later of (a) the date Mr. Thornton retires or leaves the Company, and (b) three years following the date of purchase. Mr. Thornton used 68% of the 2016 after-tax cash award of $2,089,524 to purchase 109,898 After-Tax Shares on March 16, 2017. Mr. Thornton received incentive awards in recognition of his exceptional achievements against the initiatives set out for him in our 2016 information circular, his contributions to Barrick’s strong ROCE performance of 8.7%, and Barrick’s TSR outperformance over the past one year and three years. For 2017, Mr. Thornton received an LTI award equal to $4,341,000, conditional upon a significant majority of the after-tax value being used to purchase Barrick Shares on the open market that cannot be sold until the later of (a) the date Mr. Thornton retires or leaves the Company, and (b) three years following the date of purchase. Mr. Thornton used 61% of the 2017 after-tax cash award of $2,617,869 to purchase 136,636 After-Tax Shares on March 8, 2018. Mr. Thornton received incentive awards in recognition of his contributions to Barrick’s 2017 strategic priorities based on the initiatives we set out for him in our 2017 information circular, strong ROCE performance of 9.4%, and Barrick’s TSR performance over the past one year and three years. For 2018, Mr. Thornton received an LTI award equal to $9,735,000. Mr. Thornton received the LTI award primarily in recognition of his delivery against all the strategic initiatives set out for him in our 2018 information circular, leading Barrick’s progress with strengthening its pipeline and portfolio in 2018 and over the past three years, and his critical involvement with driving Barrick’s transformational Merger, which meaningfully advances many of Barrick’s strategic goals and enhances Barrick’s prospects to become the world’s most valuable gold mining business. Please see pages 52 to 55 for a detailed assessment of the Executive Chairman’s 2018 performance. In recognition of the Executive Chairman’s continued commitment to deep, long-term ownership in the Company and his additional share purchase of 2,271,029 Barrick Shares following the announcement of the Merger worth $25.2 million at the time of purchase, 51% of his 2018 after-tax cash award of $5,976,862 was used to purchase 215,000 After-Tax Shares on March 25, 2019 on the open market. These After-Tax Shares cannot be sold until the later of (a) three years following the date of purchase, and (b) the date Mr. Thornton retires or leaves the Company.

(8)

Mr. Dushnisky was appointed Co-President on July 16, 2014 and President on August 17, 2015. Mr. Dushnisky resigned from the Company effective August 31, 2018. Mr. Dushnisky’s compensation as reflected in the Summary Compensation Table is prorated to reflect his resignation date. In accordance with the terms of the PGSU Plan, Mr. Dushnisky’s unvested PGSUs will continue to vest according to their normal vesting schedule and will be paid out in cash. The unvested PGSUs granted on February 16, 2016 vested on November 16, 2018 and the after-tax proceeds were paid to Mr. Dushnisky in cash. See “ – Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2018” for more information. In accordance with the terms of the Stock Option Plan (2004), Mr. Dushnisky’s vested and unexercised stock options (all of which were granted in 2012 and 2013) remained exercisable for six months after the date of his resignation (February 28, 2019), or until the original term to expiry, if earlier. See “ – Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards as at the Year Ended December 31, 2018” for more information.

(9)	Mr. Thomson was appointed Senior Executive Vice-President, Strategic Matters on October 14, 2014.

(10)

Ms. Raw was appointed Executive Vice-President, Business Performance on May 1, 2015 and was appointed Executive Vice-President and Chief Financial Officer on April 26, 2016. From May 1, 2015 until January 4, 2016, Ms. Raw worked remotely from London, United Kingdom. In February 2016, Ms. Raw moved to Toronto, Canada and was eligible for relocation benefits ($81,547) provided under our international relocation program which are valued at the price to the Company for providing these services. The relocation benefits and a car allowance ($25,160) are included in All Other Compensation for 2016. Following the Merger, on January 1, 2019, Ms. Raw was appointed Chief Operating Officer, North America.

(11)

Mr. Hill was appointed Chief Investment Officer on September 12, 2016. Mr. Hill’s compensation for 2016 as reflected in the Summary Compensation Table includes a sign-on cash bonus (Cdn $400,000), which is reflected in All Other Compensation for 2016. Mr. Hill was awarded an STI award (Cdn $500,000) in the form of cash used to purchase Barrick Shares on the open market. These Barrick Shares are subject to a holding period and may not be sold until the later of: (a) the date Mr. Hill retires or leaves the Company and (b) three years following the date of purchase. The STI award is reflected in the Non-Equity Incentive Plan – Long-Term Incentive Plans column. Mr. Hill was also granted LTI in two tranches on October 25, 2016 and October 24, 2017 (Cdn $1,000,000 in RSUs per tranche) in consideration of the long-term entitlements he forfeited from his previous employer. Upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the date Mr. Hill retires or leaves the Company. His 2016 base salary was also prorated to reflect his start date of September 12, 2016. Following the Merger, on January 1, 2019, Mr. Hill was appointed Chief Operating Officer, Latin America and Australia Pacific.

80	Barrick Gold Corporation | 2019 Circular

Incentive Plan Award Tables

Aggregate Option Exercises During Financial Year Ended December 31, 2018

The NEOs did not exercise any stock options during 2018.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2018(1)

The following table provides information for all share-based and option-based awards to NEOs outstanding as at December 31, 2018.

	Option Awards(2)				Share-Based Awards(3)

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(4) ($)	Option Expiration Date	Value of Unexercised In-the- Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested (includes PGSUs and RSUs)	Market or Payout Value of Share- Based Awards That Have Not Vested (includes PGSUs and RSUs)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (DSUs)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
John L. Thornton

2/12/2013	Nil	Nil		Nil	Nil	Nil	$15,625
Total(5)	Nil			Nil	Nil	Nil	$15,625
Kelvin P.M. Dushnisky

2/14/2012	102,414	$48.45	2/13/2019	Nil	Nil	Nil	–

8/7/2012	56,408	$33.36	2/28/2019	Nil	Nil	Nil	–

2/12/2013	113,685	$32.30	2/28/2019	Nil	Nil	Nil	–

2/14/2017	Nil	Nil		Nil	124,637	$1,683,851	–

2/13/2018					174,065	$2,351,614
Total(6)	272,507			Nil	298,702	$4,035,464	–
Kevin J. Thomson

2/14/2017	Nil	Nil		Nil	77,898	$1,052,407	–
2/13/2018	Nil	Nil		Nil	119,669	$1,616,734
Total(7)	Nil			Nil	197,568	$2,669,141	–
Catherine P. Raw

2/14/2017	Nil	Nil		Nil	69,243	$935,468	–

2/13/2018	Nil	Nil		Nil	106,374	$1,437,108
Total(8)	Nil			Nil	175,616	$2,372,576	–
Mark F. Hill

10/25/2016	Nil	Nil		Nil	46,125	$623,142	–
10/24/2017	Nil	Nil		Nil	49,564	$669,611	–
2/13/2018	Nil	Nil		Nil	84,616	$1,143,156
Total(9)	Nil			Nil	180,304	$2,435,909	–

(1)

The amounts shown in the table above for each of the NEOs as at December 31, 2018 include: (i) each stock option outstanding, (ii) the aggregate number of unvested PGSUs and RSUs, (iii) the aggregate number of vested DSUs that have not yet paid out, and (iv) the market value of such PGSUs, RSUs, and DSUs based on the closing price of Barrick Shares on December 31, 2018. For options and DSUs, the closing share price of Barrick Shares is based on the NYSE as at December 31, 2018 ($13.54). For PGSUs and RSUs, the closing price of Barrick Shares is based on the TSX as at December 31, 2018 (Cdn $18.43), converted to U.S. dollars based on the December 31, 2018 Bank of Canada daily average rate of exchange (1.3642). The value realized upon vesting of a PGSU is equal to the closing share price of Barrick Shares on the TSX on the vesting date. The value realized upon vesting of a RSU is equal to the average closing share price of Barrick Shares on the TSX during the five trading days preceding the vesting date.

(2)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(3)

PGSUs vest 33 months from the date of grant and upon vesting, the after-tax proceeds are used to purchase Restricted Shares that cannot be sold until the Named Partner retires or leaves the Company (up to two years longer if they leave to join, or provide services to, a defined competitor). RSUs vest 33 months from the date of grant. DSUs vest immediately on grant but must be retained until the director leaves the Board. Market or payout value of PGSU awards and RSU awards that have not vested is determined by multiplying the number of PGSUs or RSUs by the closing share price of Barrick Shares on the TSX as at December 31, 2018 (Cdn $18.43). Market or payout value of DSUs that have vested but have not been paid out or distributed is determined by multiplying the number of DSUs by the closing share price of Barrick Shares on the NYSE as at December 31, 2018 ($13.54).

Barrick Gold Corporation | 2019 Circular	81

(4)

The exercise price is the closing price of Barrick Shares on the day immediately prior to the grant date on the NYSE or, if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted. Details on the exercise price and closing share price (in U.S. dollars) for each of the outstanding option grants are shown in the table below:

Exercise and Closing Share Prices for Outstanding Option Grants
Option Grant	Exercise Price	Closing Share Price on Grant Date (NYSE)
February 14, 2012	$48.45	$48.45

August 7, 2012	$33.36	$33.36

February 12, 2013	$32.30	$32.30

(5)

Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 95 DSU dividend equivalents that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. Pursuant to the Directors’ Deferred Share Unit Plan, these DSUs must be retained until Mr. Thornton leaves the Board, at which point the value of the DSUs including any dividends accrued on the initial DSU grant will be paid out in cash.

(6)

Mr. Dushnisky’s total outstanding share-based awards include 294,848 PGSUs and 3,854 PGSU dividend equivalents. Mr. Dushnisky’s employment with Barrick ceased August 31, 2018. Pursuant to the PGSU Plan, all PGSUs that were unvested on the date of the cessation of his employment will continue to vest in accordance with the normal vesting schedule and will be paid out in cash upon vesting. In accordance with the terms of the Stock Option Plan (2004), Mr. Dushnisky’s vested and unexercised stock options remained exercisable for the earlier of six months after the date of his resignation, February 28, 2019, or until the original expiry date. All of his vested and unexercised stock options expired on February 28, 2019 and are no longer exercisable.

(7)	Mr. Thomson’s total outstanding share-based awards include 195,052 PGSUs and 2,515 PGSU dividend equivalents.

(8)	Ms. Raw’s total outstanding share-based awards include 173,380 PGSUs and 2,236 PGSU dividend equivalents.

(9)	Mr. Hill’s total outstanding share-based awards include 83,783 PGSUs, 94,242 RSUs, 832 PGSU dividend equivalents, and 1,446 RSU dividend equivalents.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2018

The following table provides information for each of the NEOs on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards (PGSUs, RSUs, and DSUs), and (3) the value earned under the API program or long-term incentive awards that are awarded pursuant to the Executive Chairman LTI arrangement, as described in “2018 Compensation of Named Executive Officers – 2018 Compensation of the Executive Chairman”.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) (d)

John L. Thornton	Nil	$138	$9,735,000

Kelvin P.M. Dushnisky	Nil	$1,637,585	$926,160

Kevin J. Thomson	Nil	$1,023,502	$1,667,088

Catherine P. Raw	Nil	$1,116,938	$1,667,088

Mark F. Hill	Nil	Nil	$1,833,797

(1)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(2)

For Mr. Thornton, share-based awards that vested during 2018 represent the DSU dividend equivalents credited to his account based on the DSUs that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. For Mr. Dushnisky, the value of PGSUs that vested in 2018 (denominated in U.S. dollars) is determined by multiplying the number of PGSUs that vested by the closing share price of Barrick Shares on the TSX on the vesting date, converted to U.S. dollars based on the Bank of Canada daily average exchange rate on the vesting date pursuant to the PGSU Plan. In accordance with the terms of the PGSU Plan, upon vesting, the after-tax proceeds were paid to Mr. Dushnisky in cash. For Mr. Thomson, the value of PGSUs that vested in 2018 (denominated in U.S. dollars) is determined by multiplying the number of PGSUs that vested by the closing share price of Barrick Shares on the TSX on the vesting date, converted to U.S. dollars based on the Bank of Canada daily average exchange rate on the vesting date pursuant to the PGSU Plan. Upon vesting, the after-tax proceeds of the PGSU award were used to purchase Restricted Shares that cannot be sold until Mr. Thomson retires or leaves the Company (up to two years longer if he leaves to join, or provide services to, a defined competitor). For Ms. Raw, the value of RSUs that vested in 2018 (denominated in U.S. dollars) is determined by multiplying the number of RSUs that vested by the average of the closing share price of Barrick Shares on the TSX on the five trading days prior to the vesting date, converted to U.S. dollars based on the Bank of Canada daily average exchange rate on the day preceding the vesting date pursuant to the Long-Term Incentive Plan (formerly the RSU Plan).

(3)

For Mr. Thornton, the value of non-equity incentive plan awards earned in the year represents the long-term incentive awarded pursuant to the Executive Chairman LTI arrangement. For Messrs. Dushnisky, Thomson, and Hill and Ms. Raw, the value of non-equity incentive plan awards earned in the year represents the API earned for 2018 performance.

82	Barrick Gold Corporation | 2019 Circular

Executive Retirement Plans

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances with a guaranteed rate of return and defined notional contributions. Currently, we administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States. All NEOs participate in an Executive Retirement Plan and do not participate in any other Barrick retirement plan.

An amount equal to 15% of the officer’s salary and API for the year is accrued to the Executive Retirement Plan and accumulated with interest until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. Interest accumulates at the annual rate of “Government of Canada Marketable Bonds with Average Yield over 10 years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2018, this interest rate was 2.35%. No above-market or preferential earnings were paid out.

Participants are eligible to receive payouts upon retiring after attaining the age of 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, Messrs. Thornton and Thomson are eligible to receive payouts under the Executive Retirement Plan from their accumulated account balances.

Upon termination, before the participant’s retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount transferred to a registered retirement savings plan as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant’s beneficiary or estate. See “Potential Payments Upon Change in Control Termination” beginning on page 86 for information on payments made upon termination following a Change in Control.

Defined Contribution Plan Table as at December 31, 2018(1)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory(2) (c)	Accumulated Value at Year-End (d)

John L. Thornton	$3,052,469	$375,000	$3,503,194

Kelvin P.M. Dushnisky(3)	$3,242,801	$196,809	Nil

Kevin J. Thomson	$902,477	$322,998	$1,161,279

Catherine P. Raw	$502,130	$310,650	$772,520

Mark F. Hill	$171,523	$270,516	$422,495

(1)

Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the following exchange rates reported by the Bank of Canada, except the contributions for Mr. Thornton that are made and reported in U.S. dollars:

(a)	Accumulated Value at Start of Year – December 29, 2017 daily average rate of exchange of 1.2545, the last trading day of 2017;

(b)	Compensatory Value – annual average exchange rate for 2018 of 1.2957; and

(c)	Accumulated Value at Year End – daily average rate of exchange of 1.3642 on December 31, 2018.

(2)

Pursuant to the Executive Retirement Plan, an amount equal to 15% of an officer’s salary and API received during the year is accrued and accumulated with interest until termination of employment or retirement, as applicable. API in respect of the most recently completed financial year is awarded in February, after the end of the most recently completed financial year. Accordingly, the compensatory value for the year ended December 31, 2018 reflected in the table above includes 15% of the salary earned in 2018, as well as 15% of the 2017 API that was awarded in February 2018.

(3)	Mr. Dushnisky’s accumulated account balance under the Executive Retirement Plan was paid out in accordance with its terms in the amount of Cdn $4,391,089 upon his resignation.

Barrick Gold Corporation | 2019 Circular	83

Potential Payments Upon Termination

Termination Provisions for Existing Compensation Plans and Programs

The table below describes the standard treatment of certain compensation that would have become payable under existing compensation plans and programs, if an NEO’s employment had terminated on December 31, 2018, in circumstances other than a Change in Control (see “Potential Payments Upon Change in Control Termination” beginning on page 86 for further details). The Compensation Committee has the authority to depart from standard treatment and to consider other factors deemed appropriate, including individual contributions to the Company, restrictive covenant agreements, as well as payments to mitigate potential legal claims, subject to any such payment being made pursuant to a statutory settlement agreement.

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)
Base Salary	Only earned portion	Only earned portion	Only earned portion	Only earned portion, plus compensation pursuant to Canadian statutory and common law
Annual Performance Incentive	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis
Unvested Performance Granted Share Units (PGSUs)(3)

Continue to vest according to their normal vesting schedule and are paid out in cash, provided that the participant does not join, or provide services to, a “Competitor” during the continued vesting period (see next page for details)

		For retirement, treatment consistent with Resignation. For termination due to death or disability, vest on the termination date or date of death, as applicable	All unvested PGSU awards lapse and are forfeited

Continue to vest according to normal vesting schedule, and are paid out in cash, provided that employee does not join, or provide services to, a “Competitor” during the continued vesting period (see next page for details)

Vested Performance Granted Share Units (PGSUs) that are held as “Restricted Shares”	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see next page for details)	Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable

Restricted Shares will be released in three tranches: 50% on the termination or retirement date, 25% on the first anniversary of the termination or retirement date, and 25% on the second anniversary of the termination or retirement date

Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see next page for details)
Unvested Restricted Share Units (RSUs)	Unvested RSUs are forfeited immediately	Accelerated vesting of unvested RSUs	Unvested RSUs are forfeited immediately	In accordance with the Long-Term Incentive Plan (formerly the RSU Plan), Compensation Committee discretion to accelerate and/or extend vesting of unvested RSUs; otherwise forfeited
Retirement Plan Benefits	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan
Benefits and Perquisites	Cease as of the last day of employment	In the case of death, benefits are extended for 31 days; otherwise, cease as of the last day of employment	Cease as of the last day of employment	Canadian statutory and common law

(1)	See footnote 1 in “Termination Provisions for Previous Compensation Plans and Programs that Continue to Apply” table on the next page.

(2)	See footnote 2 in “Termination Provisions for Previous Compensation Plans and Programs that Continue to Apply” table on the next page.

(3)

For U.S. participants only, PGSUs will not accelerate in vesting under any circumstance to ensure that there are no unintentional and adverse tax consequences imposed by the Internal Revenue Code’s Section 409A.

84	Barrick Gold Corporation | 2019 Circular

For PGSU awards, in the event of resignation or termination without cause, the Compensation Committee must be satisfied that the Named Partner has no current or future intention to be employed by a “Competitor”. The following standard treatment applies to our Named Partners who resign or retire to join, or provide services to, a “Competitor”, or if the Compensation Committee becomes aware of any evidence to this effect before full vesting:

•	All unvested PGSU awards lapse and are forfeited; and

•

Vested PGSU awards (Restricted Shares), subject to sale and trading restrictions, will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, 25% on the second anniversary of the termination date.

Termination Provisions for Previous Compensation Plans and Programs that Continue to Apply

The table below outlines the standard provisions applicable to our Stock Option Plan (2004) upon termination in circumstances other than a Change in Control (see “Potential Payments upon Change in Control Termination” beginning on page 86 for further details). No stock option grants have been awarded to our Named Partners since 2013 for the 2012 performance year.

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)
Unvested Stock Options	Unvested portion is forfeited

In the event of termination due to retirement or death, the Compensation Committee may in its discretion choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. In the event of termination due to disability, options are not affected and continue to vest and are exercisable in accordance with their original terms

Unvested options are immediately forfeited

In accordance with the 2004 Plan, Compensation Committee discretion to accelerate vesting of unvested options and/or extend the exercise period up to the earlier of three years and the original term to expiry; otherwise forfeited

Vested Stock Options	Vested and unexercised options exercisable on the date of termination remain exercisable for six months or until original term to expiry, if earlier

For termination due to disability, the exercise period of options is not affected. For termination due to retirement or death, vested and unexercised options remain exercisable for six months from the date of retirement or death or until the original term to expiry, if earlier

			Vested and unexercised options immediately expire on the date of termination	Vested and unexercised options exercisable on the date of termination remain exercisable for six months or until the original term to expiry, if earlier

(1)

“Disability” means, with respect to a non-U.S. participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick Gold Company for a period of time that results in a termination event pursuant to the applicable long-term disability plan for the Barrick Gold Company for which the participant is employed. “Disability” means, with respect to a U.S. participant, if the participant is: (i) unable to engage in his or her full-time duties with the relevant Barrick Gold Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering the participant.

(2)	“Cause” is defined as:

(a)

Willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company after a demand for substantial performance improvement has been delivered in writing to the participant by the President, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties);

(b)	Willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(c)

The conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of footnote (2), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the Change in Control Plan.

Barrick Gold Corporation | 2019 Circular	85

Potential Payments Upon Termination

The table below describes and quantifies certain compensation that would have become payable under our existing and previous compensation policies and programs if an NEO’s employment had been terminated on December 31, 2018. The amounts shown in the table below are the incremental amounts to which our NEOs would be entitled upon termination (except in connection with a Change in Control). This table does not show any statutory or common law benefits payable pursuant to Canadian law or the value of continued equity vesting, as it is not considered to be an incremental benefit to our NEOs.

Incremental Compensation	J. Thornton	K. Thomson(1)	C. Raw	M. Hill

Resignation	Nil	Nil	Nil	Nil

Termination for Cause	Nil	Nil	Nil	Nil

Termination Without Cause	Nil	$8,536,481	Nil	Nil

Retirement	Nil	Nil	Nil	Nil

Termination Upon Death or Disability(2)	Nil	$2,669,141	$2,372,576	$2,418,685

(1)

Pursuant to his termination arrangement, in the event of a termination without cause in 2018 or beyond, Mr. Thomson is entitled to a severance payment equal to two times base salary (Cdn $900,000), plus two times an amount equivalent to the average of his 2015, 2016 and 2017 API, plus payment of Executive Retirement Plan contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Thomson’s medical, dental, vision care, life insurance, accidental death and dismemberment, and long-term disability coverage, as well as automobile benefits and outplacement services. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2018 to the date of his termination. For API, he is entitled to the greater of the average of his prior year’s actual API payment and the result of his individual API scorecard for 2018, as determined by the Compensation Committee. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard results. The estimated severance payable has been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate as of December 31, 2018 (1.3642).

(2)

The amounts stated in the table represent the value of accelerating the vesting of unvested RSUs and PGSUs. The value of accelerating the vesting of unvested RSUs is calculated as the product of (i) the number of RSUs where restrictions lapsed because of the termination, and (ii) $13.33 (the average of the closing share price of Barrick Shares on the TSX on the five trading days prior to the date of assumed vesting, December 31, 2018, converted to U.S. dollars based on the Bank of Canada daily average rate of exchange on the preceding day, pursuant to the Long-Term Incentive Plan (formerly the RSU Plan). The value of accelerating the vesting of unvested PGSUs is calculated as the product of (i) the number of PGSUs where restrictions lapsed because of the termination, and (ii) $13.51 (the closing share price of Barrick Shares on the TSX on December 31, 2018, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2018, pursuant to the PGSU Plan).

Potential Payments Upon Change in Control Termination

Barrick’s Partner Change in Control Severance Plan (Change in Control Plan) ensures that Named Partners and other Partnership Plan participants are entitled to receive severance benefits in the event that their employment is terminated by the Company (other than for cause or disability), or employment is deemed to have been terminated for Good Reason (defined on page 88) at any time within two years following a Change in Control (defined on page 88). These are “double trigger” Change in Control arrangements, requiring both a Change in Control of the Company and a qualifying termination of the employment of the Named Partner or Partnership Plan participant before any payments are owed. Terminations for cause or disability and resignation without Good Reason following a Change in Control would be treated the same as in non-Change in Control situations.

Mr. Thornton is not subject to Change in Control protection. Pursuant to Mr. Thomson’s termination agreement, he is entitled to receive the greater of (a) the aggregate payments and benefits pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement. See footnote 1 in the “Potential Payments Upon Termination” table above for a summary of the provisions of his termination agreement.

86	Barrick Gold Corporation | 2019 Circular

The table below outlines a comparison of the standard severance treatment applicable to our Named Partners and other Partnership Plan participants upon a Termination without Cause and a double-trigger Change in Control, pursuant to the Change in Control Plan and relevant provisions of each of the equity-based LTI plans:

Provision	Termination Without Cause	Change in Control (Double Trigger)
Lump Sum Cash Severance Payment (1)	Earned portion of Base Salary and prorated API award, based on actual performance achieved, determined on a case-by-case basis, plus compensation pursuant to Canadian statutory and common law

Earned portion of Base Salary and an API amount equal to the product of: (a) the maximum API opportunity assuming all relevant performance targets are met, and (b) the number of days worked up to and including the date of termination divided by 365 days, plus one times the sum of the following: the greater of: (a) base salary paid for the most recently completed fiscal year; or (b) the agreed upon base salary for the 12-months immediately following the Change in Control, plus the average of the actual API paid for the last three completed fiscal years prior to the Change in Control, plus the average of the actual PGSU awards granted for the last three completed fiscal years prior to the Change in Control

Performance Granted Share Units (PGSUs) (1,2)

Unvested PGSUs continue to vest according to normal vesting schedule, provided that the employee does not join a “Competitor” during the continued vesting period. Prohibitions lapse and cease to apply to all Restricted Shares

Unvested PGSU awards vest on the termination date, and are paid out in cash, except for U.S. participants whose unvested PGSU awards will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A. All prohibitions on the sale and transfer of Restricted Shares lapse in the event of a bona fide third party takeover bid, provided that the takeover bid is successfully completed

Restricted Share Units (RSUs) (2,3)	Unvested units forfeited

Unvested units vest on the termination date, except for U.S. participants whose unvested RSUs will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A

Stock Options	Vested options remain exercisable for six months from the date of termination and unvested options are forfeited immediately	Unvested options vest immediately and become exercisable. Unvested options remain exercisable for the lesser of two years or the original term to expiry
Retirement Benefits	The total amount accrued under the Executive Retirement Plan

The total amount accrued under the Executive Retirement Plan, plus two times the annual contribution that would have been credited under the Executive Retirement Plan or a retirement contribution plan for the full fiscal year in which employment ceases

Benefits and Perquisites	Cease, subject to requirements of Canadian statutory and common law

Benefits continue until the earlier of two years after termination, or the executive’s commencement of new full-time employment with a new employer. Entitlement to a lump sum payment equivalent to two times the annual fair value of the automobile benefit, and an option for the executive to purchase the automobile at the remaining cost to the Company under the applicable lease as of the date of termination. U.S. participants are entitled to continued medical insurance for two years and to a lump sum payment equivalent to the fair market value of all other benefits they are entitled to for a two-year period

Reimbursement for Relocation Services	Not applicable	Up to a maximum period of 18 months following the date of termination

(1)

If the Named Partner or Partnership Plan participant has been designated a partner for less than three completed fiscal years prior to the Change in Control, the average of the API and/or PGSU awards will be calculated based on the average of the actual number of years that the Named Partner or Partnership Plan participant has been designated a partner. If no API or PGSU award has been paid to the Named Partner or Partnership Plan participant since being designated a partner, then one-half of the maximum API and/or maximum yearly PGSU Plan award that would be payable or granted to the Named Partner or Partnership Plan participant will be used to determine the Lump Sum Cash Severance Payment. For certainty, the API paid or payable, and the PGSU award granted or to be granted, will be annualized in circumstances where the Named Partner or Partnership Plan participant was not employed by the Company for the whole of an applicable fiscal year.

(2)

For U.S. participants only, paragraph (i) in the Change in Control definition below is replaced by “the acquisition by any individual, entity or group of individuals or entities acting jointly or in concert of beneficial ownership of 30% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in paragraph (iii) of the Change in Control definition below, provided, however, that for the purposes of paragraph (i), the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company of Barrick Shares or other Voting Securities shall not constitute a Change in Control.”

(3)

In addition, the Compensation Committee may, in its discretion, accelerate vesting of unvested RSUs and unvested stock options and/or extend the exercise period up to the earlier of three years and the original term to expiry.

Barrick Gold Corporation | 2019 Circular	87

Other Terms and Provisions

The Change in Control Plan prohibits Named Partners and Partnership Plan participants from soliciting Barrick people for a period of two years following termination. Named Partners and Partnership Plan participants are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

Change in Control Definitions

Pursuant to the Change in Control Plan, a “Change in Control” is generally defined as:

(i)

The acquisition by any individual, entity or group of individuals or entities acting jointly or in concert, of 30% or more of either (A) the then outstanding Barrick Shares, or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in (iii) below, provided that the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company shall not constitute a Change in Control;

(ii)

Individuals who constitute the Board at the time the Change in Control Plan took effect (Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director who was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board will be deemed to be a member of the Incumbent Board. For greater certainty, this excludes any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, entity or group of individuals or entities other than the management or the Board;

(iii)

The consummation of a reorganization, merger, amalgamation, plan of arrangement or consolidation of or involving the Company or a sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets, in a single transaction or in a series of linked transactions (Business Combination), in each case, unless: (A) the beneficial owners of the then outstanding Barrick Shares and other voting securities prior to such Business Combination continue to hold more than 50% of the beneficial ownership of the outstanding Barrick Shares and voting securities of the Company or continuing corporation following the Business Combination, (B) no individual, entity or group of individuals or entities (excluding any employee benefit plan (or related trust) sponsored or maintained by the Company or continuing corporation beneficially owns 30% or more of the then outstanding Barrick Shares and voting securities of the Company or continuing corporation), and (C) at least a majority of the members of the board of directors of the Company or continuing corporation were members of the Incumbent Board at the time of the execution of the definitive agreement providing for such Business Combination or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Business Combination;

(iv)

The sale or other disposition of assets of the Company, in a single transaction or in a series of linked transactions, (A) having an aggregate net asset value of more than 50% of the aggregate net asset value of the consolidated assets of the Company, or (B) which generate, in aggregate, more than 50% of the net income or net cash flow during the last completed financial year or during the current financial year, in each case on a consolidated basis; or

(v)	Approval by the shareholders of the Company of the complete liquidation or dissolution of the Company.

“Good Reason” generally means the occurrence, after a Change in Control, of any of the following events without the participant’s written consent:

(i)

The assignment to the participant of any duties inconsistent in any respect with the participant’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities with the Company from that which existed immediately prior to such Change in Control, or in the salary, annual performance incentive, or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the participant, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant and, with respect to the participant’s annual performance incentive, excluding any diminution in the participant’s annual performance incentive that (A) was determined in accordance with and using the same policies and practices that were used to determine the participant’s annual performance incentive in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs; and (B) does not represent a reduction greater than 10% of the agreed maximum annual performance incentive, if any, which is payable to the participant under the compensation terms in effect immediately prior to the Change in Control;

(ii)

Any failure by the Company to comply with any other terms of the participant’s employment as in effect immediately prior to such Change in Control such as salary or annual performance incentive review, allowable activities, and vacation, other than an isolated, insubstantial, and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant;

88	Barrick Gold Corporation | 2019 Circular

(iii)

The Company requiring the participant to (A) be based at any office or location other than: (1) within 50 kilometers of the participant’s office or location immediately prior to the Change in Control, or (2) at any other office or location previously agreed to in writing by the participant; or (B) travel on business to an extent substantially greater than the travel obligations of the participant immediately prior to the Change in Control; or

(iv)	Any other purported termination by the Company of the participant’s employment, other than for Cause.

Estimated Payments Upon Change in Control Termination

The Merger did not result in a Change in Control of Barrick and, consequently, did not trigger any payments under Barrick’s Change in Control Plan.

The following table estimates the amounts that would have been payable to our Named Partners in the circumstance of a termination within two years following a Change in Control. Our Executive Chairman is not subject to Change in Control protection. Except as noted below, estimated amounts provided in the table below assume that a Change in Control occurred and the executive’s employment terminated on December 31, 2018. Amounts payable pursuant to a double trigger Change in Control situation are calculated according to the Change in Control Plan.

Consistent with our historical disclosure, this table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a Change in Control, or the value of continued equity vesting, as it is not considered to be an incremental benefit to our Named Partners.

Incremental Compensation	J. Thornton	K. Thomson(1)	C. Raw	M. Hill

a) Change in Control (Termination)

Cash Severance(2):

Annual Total Direct Compensation	Nil	$3,581,438	$3,345,412	$2,763,410

API Award	Nil	$1,979,100	$1,979,100	$1,979,100

Incremental Executive Retirement Plan Contributions	Nil	$681,910	$612,202	$521,163

Unvested Equity Acceleration:

RSUs(3)	Nil	Nil	Nil	$1,275,529

PGSUs(4)	Nil	$2,669,141	$2,372,576	$1,143,156

Benefits and Perquisites:

Compensation in lieu of Benefits and Perquisites(5)	Nil	$60,216	$60,216	$72,517

Job Relocation Counselling Service (up to 18 months)(6)	Nil	$10,995	$10,995	$10,995
Total	Nil	$8,982,800	$8,380,501	$7,765,870

b) Change in Control (No Termination)

Total	Nil	Nil	Nil	Nil

(1)

Pursuant to his termination agreement, Mr. Thomson is entitled to receive the greater of (a) the aggregate payments and benefits pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement. Mr. Thomson would have been entitled to receive $8,982,800, which represents his aggregate payment and benefit entitlements pursuant to the Change in Control Plan, assuming his employment terminated on December 31, 2018.

(2)

For the purposes of this analysis, the Cash Severance for each Named Partner is determined pursuant to the “Lump Sum Cash Severance Payment” section in “Potential Payments upon Change in Control Termination” beginning on page 86. These amounts are converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2018 (1.3642).

(3)

The amounts stated in the table represent the product of: (a) the number of RSUs whose restrictions lapsed because of the termination and (b) $13.33 (the average closing price of Barrick Shares on the TSX on the five trading days prior to the date of assumed vesting, December 31, 2018, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on the preceding day, pursuant to the Long-Term Incentive Plan (formerly the RSU Plan)).

(4)

The amounts stated in the table represent the product of: (a) the number of PGSUs whose restrictions lapsed because of the termination, and (b) $13.51 (the closing share price of Barrick Shares on the TSX on December 31, 2018, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2018, pursuant to the PGSU Plan).

(5)

The Change in Control Plan provides benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of 24 months for each Named Partner. Barrick will also provide cash payment in lieu of the continued use of an automobile or continuation of an automobile benefit, as applicable, for a two-year period for each Named Partner. The annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2018 (1.3642), and the total costs have then been multiplied by two for each of Messrs. Thomson, and Hill, and Ms. Raw pursuant to the Change in Control Plan.

Barrick Gold Corporation | 2019 Circular	89

Benefits and Perquisites for Severance Calculation

	Life, AD&D, and Long-Term Disability	Health	Automobile Benefit	Total	Multiple	Continued Benefits and Perquisites

J. Thornton	Nil	Nil	Nil	Nil	Nil	Nil

K. Thomson	$9,584	$5,864	$14,660	$30,108	2x	$60,216

C. Raw	$9,584	$5,864	$14,660	$30,108	2x	$60,216

M. Hill	$15,734	$5,864	$14,660	$36,258	2x	$72,517

(6)

The Change in Control Plan provides for job relocation counselling services, for a period not to exceed 18 months. The amounts shown here are based on an estimated cost of Cdn $15,000 for Mr. Thomson, Cdn $15,000 for Ms. Raw, and Cdn $15,000 for Mr. Hill, converted to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2018 (1.3642).

90	Barrick Gold Corporation | 2019 Circular

Other Information

Equity Compensation Plan Information

Barrick has two compensation plans under which Barrick Shares are authorized for issuance: the 2004 Plan and the Amended and Restated Stock Option Plan (the Amended and Restated Plan, and collectively with the 2004 Plan, the Option Plans). In 2007, shareholder and regulatory approval was obtained for amendments to the 2004 Plan.

The purpose of the Option Plans is to provide key individuals and consultants of the Company and its subsidiaries with compensation opportunities that encourage share ownership and enhance our ability to attract, retain, and motivate key personnel. The Option Plans are designed to reward significant performance achievements.

The Company’s directors are eligible to receive options under the Amended and Restated Plan, but no options have been granted to non-executive directors since 2003. Non-executive directors are not eligible to participate in the 2004 Plan. The Compensation Committee decided in 2013 to cease granting options as a component of executive compensation going forward.

The Compensation Committee administers the Option Plans. All grants of options are subject to approval by the Board.

The following table provides information as of December 31, 2018 and March 1, 2019, regarding Barrick Shares issuable upon the exercise of options under each of our Option Plans, as well as the number of Barrick Shares available for issuance under each such plan.

Equity Compensation Plans

Option Plans Approved by Shareholders	Number of Barrick Shares to be Issued on Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options- (b)		Number of Barrick Shares Available for Future Issuance Under Option Plans (Excludes Barrick Shares Included in Column (a)) (c)
	As at December 31, 2018	As at March 1, 2019	As at December 31, 2018	As at March 1, 2019	As at December 31, 2018	As at March 1, 2019

Amended and Restated Plan	280,000	280,000	Cdn $12.82	Cdn $12.82	6,480,212	6,480,212

2004 Plan	461,253	156,890	$37.13	$32.30	7,143,259	7,447,622

Key Features of our Option Plans

	Amended and Restated Plan	2004 Plan

Maximum Number of Barrick Shares Issuable	35,000,000 Barrick Shares.	16,000,000 Barrick Shares.

Total Barrick Shares Issued and Issuable as of March 1, 2019	22,244,288 Barrick Shares, or 1.3% of the Company’s issued share capital, of which only 280,000 Barrick Shares are currently issuable on the exercise of outstanding options, representing 0.02% of the Company’s issued share capital.(1)	8,552,378 Barrick Shares, or 0.49% of the Company’s issued share capital, of which only 156,890 Barrick Shares are currently issuable on the exercise of outstanding options, representing 0.01% of the Company’s issued share capital.(2)

Options Available for Issue as of March 1, 2019	6,480,212 options available for grant, or 0.37% of the Company’s issued share capital.	7,447,622 options available for grant, or 0.43% of the Company’s issued share capital.

Options Issued in 2018	No options were issued in 2018.	No options were issued in 2018.

Barrick Gold Corporation | 2019 Circular	91

	Amended and Restated Plan	2004 Plan

Issuance Limits	The total number of Barrick Shares to be optioned to any optionee together with any Barrick Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Shares on the date of the grant.

The total number of Barrick Shares to be optioned to any optionee together with any shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of Barrick Shares on the date of grant.

In addition, the 2004 Plan (a) limits the aggregate number of Barrick Shares issuable to our insiders under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares and (b) limits the number of Barrick Shares issued to our insiders in any one year period under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares.

(1)

As of March 1, 2019, 21,964,288 Barrick Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.25% of the Company’s outstanding capital as of that date. As of December 31, 2018, there were options outstanding to purchase an aggregate of 280,000 Barrick Shares under the Amended and Restated Plan, representing 0.02% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited, or cancelled.

(2)

As of March 1, 2019, 8,395,488 Barrick Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.48% of the Company’s outstanding capital as of that date. As of December 31, 2018, there were options outstanding to purchase an aggregate of 461,253 Barrick Shares under the 2004 Plan, representing 0.04% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited, or cancelled.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	Ten years from date of grant.
Exercise Price

The exercise price of each option granted under the Amended and Restated Plan is determined by the Compensation Committee. Each option granted has an exercise price not less than the closing price of Barrick Shares on the TSX on the last trading day before the day the option is granted.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of ten years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause, but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments

The Board may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board deems appropriate, subject to regulatory or shareholder approval where required, provided that amendments or termination may not alter or impair options previously granted under the Amended and Restated Plan without the consent of the applicable optionee.

92	Barrick Gold Corporation | 2019 Circular

Key Terms and Conditions of the 2004 Plan

Maximum Option Term	Seven years from date of grant.
Exercise Price

The exercise price of each option granted under the 2004 Plan is determined by the Compensation Committee. The exercise price of each option granted may not be less than the closing price of Barrick Shares on either the TSX or NYSE, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of: (a) the market price of Barrick Shares at the time of grant, and (b) the market price of Barrick Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise period has been fixed.

“Blackout Period” means a period in which trading of our securities by an option holder is restricted pursuant to: (a) the Company’s written policies (such as the Insider Trading Policy), or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death, termination of employment other than for cause, and retirement.

In the event an option would otherwise expire during or within ten business days of a Blackout Period, the expiry date of the option is extended to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the options may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, the Committee may in some cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments

The Board may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of non-material amendments that the Board is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the optionee. The Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth, and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results. However, as noted on page 60 of this Circular, the Compensation Committee decided in 2013 to cease granting stock options as a component of executive compensation. No outstanding options are subject to performance measures.

Barrick Gold Corporation | 2019 Circular	93

Burn Rate of our Option Plans

The table below sets out the burn rate of the Amended and Restated Plan and the 2004 Plan for the three most recently completed fiscal years. The “burn rate” is defined as the number of options granted in a fiscal year divided by the weighted average number of Barrick Shares outstanding in that year. No options were granted in 2016, 2017, or 2018.

Burn Rates	As at December 31, 2016	As at December 31, 2017	As at December 31, 2018
Amended and Restated Plan	N/A	N/A	N/A
2004 Plan	N/A	N/A	N/A

Directors’ and Officers’ Indemnification

Subject to the provisions of the BCBCA, our Articles provide that we will indemnify a current or former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or equivalent) of another entity against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses in advance of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the BCBCA. We have also entered into indemnity agreements with directors and officers of the Company in respect of the foregoing. If we become liable under the terms of such indemnity agreements and/or our Articles, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Use of Non-GAAP Financial Performance Measures

This Circular refers to “EBITDA”, “Adjusted EBITDA”, “Adjusted EBIT”, “Adjusted Net Earnings”, and “Free Cash Flow”, each of which is a non-GAAP financial measure without a standard meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other companies. Set out below is a description of each of these measures and why we use them, together with a reconciliation to the most directly comparable measure under IFRS.

EBIT and Adjusted EBIT

EBIT is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs; and
•	Finance income.

Adjusted EBIT is Adjusted EBITDA less depreciation. Other companies may calculate these measures differently. Please refer to the next section for a description of EBITDA, Adjusted EBITDA and a table that reconciles these non-GAAP measures to the most directly comparable IFRS measure.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a given company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, except that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

Starting in the fourth quarter of 2018, we amended our calculation of Adjusted EBITDA to remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. The prior periods have been restated to reflect the change in presentation. We believe this change will assist analysts, investors and other stakeholders of Barrick in better understanding the ability of our full business, including equity method investments, to generate liquidity from operating cash flow.

94	Barrick Gold Corporation | 2019 Circular

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the years ended December 31
	2018	2017	2016
Net earnings (loss)	($1,435)	$1,516	$861
Income tax expense	1,198	1,231	917
Finance costs, net[1]	458	624	725
Depreciation	1,457	1,647	1,574
EBITDA	$1,678	$5,018	$4,077
Impairment charges (reversals) of long-lived assets[2]	900	(212)	(250)
Acquisition/disposition (gains)/losses[3]	(68)	(911)	42
Foreign currency translation (gains)/losses	136	72	199
Other expense adjustments[4]	336	51	(15)
Unrealized gains on non-hedge derivative instruments	1	(1)	(32)
Income tax expense, net finance costs[1], and depreciation from equity investees	$97	$98	$63
Adjusted EBITDA	$3,080	$4,115	$4,084

1	Finance costs exclude accretion.

2

Net impairment charges for the current year primarily relate to non-current asset impairments at Lagunas Norte during the third quarter of 2018, and non-current asset and goodwill impairments at Veladero during the fourth quarter of 2018.

3	Disposition gains for the current year primarily relate to the gain on the sale of a non-core royalty asset at Acacia.

4

Other expense adjustments for the current year primarily relate to the inventory impairment charge at Lagunas Norte, the write-off of a Western Australia long-term stamp duty receivable, costs associated with the merger with Randgold, and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.

Adjusted Net Earnings

“Adjusted net earnings” is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Barrick Gold Corporation | 2019 Circular	95

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the years ended December 31
	2018	2017	2016
Net earnings (loss) attributable to equity holders of the Company	($1,545)	$1,438	$655
Impairment charges (reversals) related to long-lived assets[1]	900	(212)	(250)
Acquisition/disposition (gains)/losses[2]	(68)	(911)	42
Foreign currency translation (gains)/losses	136	72	199
Significant tax adjustments[3]	742	244	43
Other expense adjustments[4]	366	178	114
Unrealized gains/(losses) on non-hedge derivative instruments	1	(1)	(32)
Tax effect and non-controlling interest[5]	(123)	68	47
Adjusted net earnings	$409	$876	$818
Net earnings (loss) per share[6]	(1.32)	1.23	0.56
Adjusted net earnings per share[6]	0.35	0.75	0.70

1

Net impairment charges for the current year primarily relate to non-current asset impairments at Lagunas Norte during the third quarter of 2018, and non-current asset and goodwill impairments at Veladero during the fourth quarter of 2018.

2	Disposition gains for the current year primarily relate to the gain on the sale of a non-core royalty asset at Acacia.

3	Significant tax adjustments for the current year primarily relate to the de-recognition of our Canadian and Peruvian deferred tax assets.

4

Other expense adjustments for the current year primarily relate to the inventory impairment charge at Lagunas Norte, the write-off of a Western Australia long-term stamp duty receivable, costs associated with the merger with Randgold, debt extinguishment costs, and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.

5	Tax effect and non-controlling interest for the current year primarily relates to the impairment charges related to long-lived assets.

6	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial measure which deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the years ended December 31
	2018	2017	2016
Net cash provided by operating activities	$1,765	$2,065	$2,640
Capital expenditures	(1,400)	(1,396)	(1,126)
Free cash flow	$365	$669	$1,514

Third Party Data

Tier One Gold Assets

Any reference to Tier One Gold Assets of Barrick’s industry peers included in this Circular is based on data from Wood Mackenzie as of August 31, 2018. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie is not affiliated with Barrick.

Lowest Total Cash Costs

This non-GAAP financial performance measure is based on data from Wood Mackenzie as of August 31, 2018 with no standardized definition under IFRS, and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick post-Merger and its Senior Gold Peers are made on the basis of the data presented by Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures.

Barrick believes that its use of cash costs will assist analysts, investors, and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing its operating performance and also its ability

96	Barrick Gold Corporation | 2019 Circular

to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore Barrick believes this measure is a useful non-GAAP operating metric and supplements its IFRS disclosure.

Total cash costs is intended to provide additional information only and does not have a standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not equivalent to net income or cash flow from operations as determined under IFRS. Although the World Gold Council has published a standardized definition, companies may calculate this measure differently.

Technical Information

As of December 31, 2018, Barrick’s proven and probable gold reserves were 62.3 million ounces (estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities). Proven reserves of 344.6 million tonnes grading 2.15 g/t, representing 23.9 million ounces of gold, and 169.2 million tonnes grading 0.59%, representing 2.195 billion pounds of copper. Probable reserves of 0.9 billion tonnes grading 1.33 g/t, representing 38.4 million ounces of gold, and 452.7 million tonnes grading 0.55%, representing 5.454 billion pounds of copper. Complete mineral reserve and mineral resource data, including tonnes, grades, and ounces, can be found on pages 33-45 of Barrick’s Annual Information Form for the year ended December 31, 2018. This scientific and technical information has been reviewed and approved by Rick Sims, Registered Member SME, Vice President, Reserves and Resources of Barrick, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Barrick Gold Corporation | 2019 Circular	97

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

We aim to be the world’s most valued gold mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. By treating our external partners’ interests as our own, we become the preferred partner of host governments and communities, the most sought-after employer among the world’s best talent, and the natural choice for the most thoughtful long-term investors. A partnership culture is Barrick’s most authentic, distinctive, and sustainable competitive advantage.

We have also made a partnership culture central to our distinctive structure for governance and management, one that is best suited to this moment in Barrick’s history.

In the section entitled “Our Governance and Leadership Structure” below, we explain in detail how our structure works and delineate clearly and specifically the responsibilities of our Board, our Executive Chairman, our Lead Director, and our President and Chief Executive Officer.

The Board works continuously and carefully to review and enhance our corporate governance policies and practices. These are consistent with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines, and they also take into account rules of the TSX (TSX Rules) and the NYSE (NYSE Standards), even though most of the NYSE Standards do not directly apply to us as a Canadian company. We have summarized below the significant difference between our corporate governance practices and the NYSE Standards which are applicable to U.S. companies:

•

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the TSX Rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the TSX Rules.

Barrick’s corporate governance framework includes the mandates and key practices of the Board and its committees, position descriptions for our Executive Chairman, Lead Director, and President and Chief Executive Officer, as well as a set of Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Additional governance information is available on Barrick’s website, including our Code of Business Conduct and Ethics, and our Disclosure Policy. Detailed information on our committees of the Board (Audit & Risk, Compensation, and Corporate Governance & Nominating) can be found under the heading “Committees of the Board” beginning on page 35 of this Circular.

Board Mandate and Responsibilities

Our Board serves as the voice of all owners by setting the Company’s policies and priorities in keeping with its purpose and values, and ensuring that management carries out those priorities to the highest possible standard. The Board has adopted a formal mandate which describes its major responsibilities, goals, and duties. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, our Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness. The full text of the Board’s mandate is set out in Schedule B of this Circular. Since our last annual meeting, in connection with the Merger, the Board reviewed and updated its mandate.

The Board’s primary supervisory responsibilities are described below.

Strategic Planning

One of the Board’s major responsibilities is to review, with management, our strategic goals and objectives. Throughout the year, the Board reviews the Company’s operating plans and budgets, which take into account the opportunities and principal risks of our business. The Board is provided with regular updates on the implementation of our strategies, plans, and budgets and any regulatory, environmental, or social constraints that may impact the achievement of the Company’s business objectives. In 2018, in connection with its deliberations regarding the approval of the Merger, the Board also considered the other potential transactions and strategic options available to Barrick.

98	Barrick Gold Corporation | 2019 Circular

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we manage and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for managing and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

Our distinctive and authentic partnership model reflects our belief that complex matters are better understood and managed by a team of partners working together, especially in assessing and reducing risk. Our lean, decentralized model has led to more collaboration, better decision-making, and faster communication and problem-solving. By further decentralizing our corporate office, we have accelerated the pace at which information flows between leadership and the mines. This nimble structure enhances our risk management processes by ensuring instant information sharing and greater transparency.

In late 2018, the weekly BPR meetings transitioned to a Weekly Executive Review which is now the main forum to raise and discuss risks facing our operations and organization more broadly. The Weekly Executive Review is held among the President and Chief Executive Officer and other key executives and other senior management, including our regional Chief Operating Officers. At regularly scheduled meetings, the Board and the Audit & Risk Committee are provided with updates on issues identified by management at these weekly sessions.

During 2018, we continued to improve the quality of risk information provided to the Risk Committee, including concise and relevant risk information that facilitates meaningful discussions about key risks facing the organization and how they are being managed. In-depth briefings were provided on specific topics to provide a more detailed understanding of risks, and management’s risk mitigation strategies, where appropriate. For example, during 2018, in-depth briefings were provided to the Risk Committee on a range of topics, including Barrick’s tailings storage facility stewardship program, Pascua-Lama, the Porgera earthquake, decentralization, Barrick’s insurance programs, integration risks related to the Merger, and talent management for mine general managers. Effective January 1, 2019, the duties and responsibilities of the Risk Committee were assumed by the Audit & Risk Committee, and the Risk Committee was dissolved. The Audit & Risk Committee will continue to hold these in-depth briefings and receive this enhanced quality of risk information going forward.

The Board oversees the Company’s enterprise risk and internal control frameworks principally through the Audit & Risk Committee, which is composed entirely of independent directors. The Audit & Risk Committee also oversees the design and execution of Barrick’s financial risk management programs. Through this Committee, the Board also oversees risk management of major financial risks and financial reporting exposures, as they relate to internal control over financial reporting. The Audit & Risk Committee also provides oversight over the Internal Audit function, which is responsible for providing assurance over the effective design and operation of internal controls related to key risk areas. Through the Compensation Committee, also composed entirely of independent directors, the Board oversees the alignment of Barrick’s executive compensation programs with strategic priorities, including programs implemented to manage risks related to compensation practices and mitigate undue risk-taking. Through the Corporate Governance & Nominating Committee, the Board oversees the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures.

Climate Change

Barrick considers climate change, including shifts in temperature and precipitation and more frequent severe weather events, to be a company, community and global concern. Volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased carbon tax regimes; and potentially impact the stability and cost of water and energy supplies.

In 2018, Barrick continued to implement the climate change strategy it developed in 2017, which is aligned with Barrick’s overall business strategy to grow free cash flow per share(1) through safe and responsible mining.

(1)

Free cash flow per share is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 94.

Barrick Gold Corporation | 2019 Circular	99

Barrick’s climate change strategy has three pillars:

•

Understand and mitigate the risks associated with climate change. In 2018, climate change was incorporated into Barrick’s formal risk assessment process, whereby sites included climate-related factors into their risk assessment process (e.g., by considering the impact of increased precipitation, drought, or severe storms on operations as well as on communities near our operations).

•

Reduce Barrick’s impact on climate change. Mining is an energy-intensive business and we understand the important link between energy use and greenhouse gas emissions. By effectively managing our energy use, we can seek to reduce our draw from local energy grids, reduce greenhouse gas emissions, achieve more efficient production, and save direct mining costs. In 2018, a tangible example of this was the announcement of our plan to convert the Quisqueya I power generation facility in the Dominican Republic from heavy fuel oil to natural gas in 2019.

•

Improve our disclosure on climate change. In 2018, we published our 2017/18 Climate report, which described our climate change strategy, identified climate-related risks and opportunities, and reported on emissions for all operating facilities and power plants. Publishing this report reflects our commitment to the voluntary disclosure of our emissions.

Governance over climate-related risks and opportunities is provided at both the Board and management level.

Prior to the completion of the Merger, the Corporate Responsibility Committee, which met quarterly, was responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change. The Risk Committee assisted the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into Barrick’s formal risk management process, outputs of which were reviewed by the Risk Committee throughout 2018. In addition, the Audit Committee reviewed the Company’s approach to climate change in the context of Barrick’s public disclosure.

Following completion of the Merger and the changes to Board and committee composition, the Corporate Governance & Nominating Committee assumed the responsibilities of the Corporate Responsibility Committee with respect to its oversight of environmental matters, as described above, while the respective responsibilities of the Audit Committee and the Risk Committee prior to the Merger were assumed by the Audit & Risk Committee. In addition, Barrick reaffirmed its commitment to sustainability by establishing the E&S Committee. The E&S Committee is chaired by the President and Chief Executive Officer, and includes each of the regional Chief Operating Officers, Mine General Managers and health, safety, environment and closure leads, as well as the Group Sustainability Executive and an independent sustainability consultant. The E&S Committee meets each quarter to review the Company’s sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company’s operations at an early stage. The President and Chief Executive Officer reviews the reports of the E&S Committee with the Corporate Governance & Nominating Committee on a quarterly basis as part of the Committee’s mandate to oversee Barrick’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance.

The diagram below summarizes our enterprise-wide approach to risk oversight and the allocation of risk oversight responsibilities.

Integrity of Internal Controls

The Board is responsible for overseeing the Company’s internal control environment. The Board exercises oversight of assurance activities designed to provide comfort on the effectiveness of internal controls principally through the Audit & Risk Committee. The Audit & Risk Committee regularly reviews reports from the head of the Company’s risk management and assurance group, as well as from our independent auditor, to assess the adequacy and effectiveness of our internal controls over financial reporting and disclosure controls and procedures, and other controls considered critical to the management of enterprise level risks.

100	Barrick Gold Corporation | 2019 Circular

Through the Audit & Risk Committee, the Board oversees assurance relating to accounting and financial reporting and external disclosure. The Audit & Risk Committee also reviews and recommends approval of our consolidated financial statements and other external reporting and audit requirements. At each of its meetings, the Audit & Risk Committee meets with the external auditor and the head of Barrick’s internal audit function as part of its regular in camera session. Through the Corporate Governance & Nominating Committee, the Board oversees assurance relating to our environmental, health and safety, corporate social responsibility, security, and human rights performance.

Succession Planning

The Board believes that talent management and succession planning are critical to Barrick’s continued success. At each regularly scheduled Board meeting, the Board receives a Talent Report covering succession planning, recruitment, development considerations, and retention of senior leaders and individuals who have been identified as high-potential executives. This ensures that the Board is kept apprised of our pipeline of talent at all levels of the business. In addition, Barrick focuses on ensuring the development of its high-potential partners and people through development moves to other positions, on-the-job mentoring and training, and internal and external courses. In addition, in 2018, the Board participated in an in-depth succession planning session to discuss and establish succession plans for key roles ranging from management at mine sites to members of the 2018 Executive Committee.

The Board reviews senior leadership succession, including for the Executive Chairman and the President and Chief Executive Officer. The succession plans are based on Barrick’s talent management systems that identify candidates who have the skills, experience, and leadership needed for progression to a senior leadership role. The Board is introduced to high-potential individuals in the Company. The Company also has in place an emergency succession plan to deal with a situation which requires the immediate replacement of the President and Chief Executive Officer.

In addition, the Board meets regularly with our senior partners through their participation in Board and Committee meetings and continuing education sessions. Our senior partners also participate in informal meetings with members of the Board throughout the year. This regular interaction with the Board ensures that directors get to know the individuals who have been identified as potential future leaders of the Company.

Evaluating Our Executive Chairman, President and Chief Executive Officer, and Other Senior Officers

Following the closing of the Merger, to reflect Barrick’s new governance structure, the Board approved new position descriptions and Committee mandates, including with respect to Barrick’s management evaluation processes.

The Lead Director works with the Executive Chairman to set the Executive Chairman’s objectives annually, which are then recommended to the entire Board for approval concurrently by the Corporate Governance & Nominating Committee and the Compensation Committee. Both Committees are composed entirely of independent directors.

The Corporate Governance & Nominating Committee, in consultation with the Lead Director, conducts an annual performance evaluation of the Executive Chairman against those objectives and provides a report on the performance evaluation to the Compensation Committee and the Board. The Compensation Committee recommends to the Board the Executive Chairman’s annual compensation. A more detailed description of the criteria and methodology used to assess the Executive Chairman’s performance and compensation awards in 2018 is set out beginning on page 49.

The Executive Chairman conducts an annual performance evaluation of the President and Chief Executive Officer with input from the Lead Director and reports to the Board and the Compensation Committee, as appropriate, regarding such review. The Compensation Committee recommends to the Board the annual compensation of the President and Chief Executive Officer. The compensation of the Executive Chairman and President and Chief Executive Officer is approved by our independent directors. The Compensation Committee reviews and approves the annual compensation of the other senior officers based on the annual performance evaluation of such officers and the compensation recommendations provided by the President and Chief Executive Officer. The Compensation Committee bases its recommendations and approvals on Barrick’s established policies regarding the performance of each individual executive as measured against the annual performance incentive scorecard disclosed to shareholders in advance and on the performance of the Company as measured against the long-term company scorecard disclosed to shareholders in advance. Executive compensation is considered in the context of the overall stewardship and governance of the Company. A more detailed description of the criteria and methodology used to assess performance and determine the compensation of our former President and other senior officers prior to the closing of the Merger is set out beginning on page 56.

Communications and Shareholder Engagement

We maintain a Disclosure Policy that enshrines our commitment to providing timely, factual, and accurate disclosure of material information about the Company to our shareholders, the financial community, and the public. The Company has adopted disclosure practices that ensure material information is not disclosed to investors, analysts, or others selectively in contravention of applicable securities laws. Any communications or meetings with our shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our Annual Report, quarterly reports to shareholders, Annual Information Form, and Circular. A copy of our Disclosure Policy is available on our website at www.barrick.com/about/governance.

Barrick Gold Corporation | 2019 Circular	101

Communications regarding our business and operations, financial results, and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly reports, Annual Information Form, Sustainability Report, news releases, and through industry and investor conferences and meetings with analysts and investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls, and webcasts are available through our website at www.barrick.com/investors.

As part of our effort to promote improved shareholder engagement, the Board adopted a formal Shareholder Engagement Policy to facilitate an open dialogue and exchange of ideas between the Company, our Board, and our shareholders. The Shareholder Engagement Policy is available on our website at www.barrick.com/about/governance. We also established the role of Senior Vice-President, Governance to foster greater transparency and communication with shareholders and to improve our communication on all corporate governance matters. As we did last year, Barrick is holding a hybrid (physical/virtual) annual meeting which can be attended in person or, in the case of registered shareholders, through an online video portal which allows them to ask questions of the Board and management and vote their Barrick Shares through the LUMI meeting platform. More information can be found in “Meeting and Voting Information – Voting Procedures” beginning on page 5.

Shareholders can contact the Executive Chairman by mail (marking the envelope “Confidential”) or email at:

Attention: Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact independent directors by mail (marking the envelope “Confidential”) or email at:

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact the President and Chief Executive Officer by mail or email at:

Attention: President and Chief Executive Officer

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: corporatesecretary@barrick.com

Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

102	Barrick Gold Corporation | 2019 Circular

Our Governance and Leadership Structure

We have consciously established a distinctive structure for the governance and management of Barrick. In this section, we lay out the responsibilities of our Board, our Executive Chairman, our President and Chief Executive Officer, and our Lead Director, and we explain how they work together. We also explain why we continue to believe this is the right structure for Barrick at this time.

Under our Executive Chairman’s stewardship, five years ago Barrick undertook a “Back to the Future” strategy to recapture and make relevant the original, authentic DNA of this company as it existed when Peter Munk and his partners created it. Specifically, the phrase referred to re-establishing four core elements: one, a partnership culture; two, a lean, nimble, decentralized business model; three, an intensive focus on creating long-term value as measured by free cash flow per share; and four, financial rigor and prudence as evidenced by discerning portfolio management and a healthy balance sheet. Today, the Company has embraced and executed on each of these elements.

We have continued to advance the implementation of our decentralized operating model, reallocating roles to operations where appropriate, and eliminating those roles that are no longer required. The corporate office sets strategy and allocates people and capital according to the Company’s strategic priorities. Regional Chief Operating Officers determine how best to maximize the long-term value of their business, with advice and assistance from corporate office experts. Those regional leaders work side-by-side with our regional teams to maintain and enhance our license to operate, building partnerships of depth with host governments and communities. This lean, decentralized model allows information to flow freely and swiftly throughout the organization, and ensures that problems are solved quickly by the people closest to them. It also empowers our partners to work together as a team to understand and manage the complex matters of our business, and assess and reduce risk.

Having re-established the model that drove Barrick’s early success, our ambition is to become the world’s most valuable mining business. We are cultivating a high-performance culture defined by the following principles: a deep commitment to partnership; consistent high-level execution; operational excellence; disciplined capital allocation; and continual self-improvement. We are obsessed with talent, and seek out fresh perspectives from other industries, challenging ourselves to think differently. We are investing in digital technology in a disciplined manner to make us faster, safer, more efficient, and more transparent with our partners. Our Board of Directors serves as the voice of all owners. It sets the Company’s strategic priorities in keeping with our purpose and values. The Executive Chairman is a meaningful owner himself and serves as the representative of the Board and the owners. He ensures that the strategic priorities set by the Board are executed to the highest possible standard.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values.

Partners

Our priorities are executed by our partnership, created in early 2015. As at March 28, 2019, we have 40 partners, 14 of whom are executive officers. Partners are individuals who consistently demonstrate the highest qualities of transformational leadership: a tireless dedication to Barrick’s values, the pursuit of excellence and innovation, and a capacity to motivate and inspire others. Our partners approach their work with a balance of boldness and prudence: acting with urgency, but also with discipline and care. Our partners are owners of the Company, and rise and fall together with shareholders. A significant portion of their total compensation is long-term in nature, in the form of PGSUs which convert to Barrick Shares that cannot be sold until a partner retires or leaves the Company. Ongoing membership is contingent upon superior performance and leadership, and underperforming partners will be removed.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Executive Chairman. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Executive Chairman and the Board, for managing the Company’s business on a day-to-day basis, for general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Executive Chairman, execution of the Company’s strategic priorities. In fulfilling his executive role, the President and Chief Executive Officer acts within the authority delegated to him by the Executive Chairman and the Board. Among other things, the President and Chief Executive Officer also: (i) monitors operational performance and the strategic direction of the Company, (ii) manages the Company’s internal control framework, (iii) develops appropriate capital, corporate and management structures to ensure the Company’s objectives are met, and (iv) reports to the Executive Chairman and the Board on the progress being made by the Company towards its strategic objectives, along with the Company’s short-, medium-, and long-term plan.

Barrick Gold Corporation | 2019 Circular	103

Executive Chairman

The Executive Chairman is appointed by the Board and, as his primary functions, provides leadership and direction to the Board, facilitates the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate, and assumes responsibility for the strategic initiatives of Barrick. In addition to the responsibilities applicable to all other directors, the Executive Chairman’s responsibilities include, among other things, (i) working with the Board and the President and Chief Executive Officer to develop the strategy for the Company’s future growth; (ii) working with the President and Chief Executive Officer to identify opportunities for value-enhancing strategic initiatives including acquisitions, joint ventures, and strategically important relationships, as well as the disposition from time to time of non-core assets; (iii) taking the lead in developing and maintaining the Company’s relationships with future strategic partners and investors whose capital, influence and knowledge could add significantly to the Company’s value and its share price; (iv) working with members of Barrick’s International Advisory Board and the President and Chief Executive Officer to expand and deepen Barrick’s relationships with heads of state, chief executives of global sovereign wealth funds, and other senior officials and stakeholders in countries of critical importance to Barrick; and (v) working with the President and Chief Executive Officer and senior executives on critical issues related to government relationships and strategic alliances.

In connection with his leadership and direction of the Board, the Executive Chairman chairs each meeting of the Board and works in consultation with the Lead Director to, among other things, plan and organize the activities of the Board. Together with the Lead Director, the Executive Chairman ensures that the Board has all the information it needs to function effectively, at all times, including, as necessary, communication between Board meetings. The Executive Chairman serves as the principal liaison between the Board and the Executive Committee and meets with representatives of our shareholders and other partners on behalf of the Board. The Executive Chairman is also responsible for conducting an annual performance evaluation of our President and Chief Executive Officer with input from the Lead Director.

Lead Director

Because the Executive Chairman is not an independent director, the independent directors elect an independent director to serve as Lead Director following each annual meeting. The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and shareholders, and assists in maintaining and enhancing the quality of the Company’s corporate governance. In early 2016, the Corporate Governance & Nominating Committee conducted its annual review and assessment of our Lead Director position description. Following that process, our Corporate Governance & Nominating Committee recommended, and our Board adopted, an enhanced Lead Director position description, which augments the Lead Director’s already robust role. Among other things, the Lead Director’s authority and responsibilities include the following:

•	Consulting with the Executive Chairman regarding the agenda and ultimately approving the agenda (including additions to the agenda) and associated materials for each Board meeting;

•	Approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	Chairing Board meetings when the Executive Chairman is absent or in circumstances where the Executive Chairman is (or may be perceived to be) conflicted;

•	Presiding over in camera sessions of the independent directors following every Board meeting;

•	Calling meetings of the independent directors, or the Board, as required;

•	Briefing the Executive Chairman on decisions reached or suggestions made at meetings of independent directors, or during in camera sessions;

•

Facilitating communication between the independent directors and the Executive Chairman, including by presenting the Executive Chairman’s views, concerns, and issues to such directors and raising with the Executive Chairman, as appropriate, the views, concerns and issues raised by such directors;

•	Engaging with the Executive Chairman between Board meetings and assisting with informing or engaging with independent directors;

•	Overseeing the annual Board and directors evaluation process;

•

Engaging with each director individually regarding the performance and functioning of the Board, its committees, and other evaluation matters, as appropriate, and inquiring as to whether any director has concerns about the nomination of other directors;

•	Providing input in respect of the Executive Chairman’s annual performance evaluation of the President and Chief Executive Officer;

104	Barrick Gold Corporation | 2019 Circular

•	Consulting with the Corporate Governance & Nominating Committee in its performance evaluation of the Executive Chairman;

•

Providing leadership to the Board if circumstances arise in which the Executive Chairman may be (or may be perceived to be) in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate; and

•	Retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate.

J. Brett Harvey has served as our Lead Director since December 2013 and was the Chairman of Barrick’s Compensation Committee from July 2012 to December 31, 2018. In 2018, Mr. Harvey played a fundamental role as our Lead Director in a number of key Board initiatives, including consulting with the Executive Chairman regarding the agenda and associated materials for all Board meetings, chairing all meetings of the independent directors that occurred throughout the year, facilitating communication between the independent directors and the Executive Chairman, consulting with the Corporate Governance & Nominating Committee in evaluating the Executive Chairman’s 2018 performance and, in consultation with the Executive Chairman, setting the Executive Chairman’s performance objectives for 2019. The Board has adopted position descriptions for the Executive Chairman, the Lead Director, and the President and Chief Executive Officer. A copy of these position descriptions can be found on our website at www.barrick.com/about/governance. Each Board committee mandate also sets out the role and responsibilities of its committee chair.

The Board believes that Barrick’s current governance and leadership structure is vital to completing Barrick’s positive transformation. In particular, we believe that our Executive Chairman plays a critical role in ensuring that our partnership continues to execute on the ambitious goals we have set for ourselves for the benefit of all stakeholders. The Board believes it is functioning effectively under its current structure, and that the current structure, including a board that is 75% independent and a robust Lead Director position, provides appropriate oversight protections.

Corporate Governance

Through the Corporate Governance & Nominating Committee, which is composed entirely of independent directors, the Board monitors best practices in corporate governance, develops corporate governance guidelines, and establishes appropriate structures and policies to allow the Board to function effectively and independently of management. The Corporate Governance & Nominating Committee recommends corporate governance policy changes to the Board as appropriate, and the Board approves our corporate governance guidelines annually.

Board Composition and Nomination of Directors

Shareholders elect directors annually to hold office until our next annual meeting or until their successors are elected or appointed. Shareholders vote for individual directors. Between shareholder meetings, the Board may appoint additional directors within the maximum number set out in the Articles of the Company and provided that the number of additional directors appointed cannot exceed one-third of the current directors who were not appointed as additional directors. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

The Corporate Governance & Nominating Committee is charged with identifying and reviewing potential candidates and recommending nominees to the Board for approval. The Corporate Governance & Nominating Committee strives to ensure that the Board possesses a broad range of experience and expertise so that it can effectively carry out its mandate and be an asset to the Company, both as a whole and through its three standing committees. To promote this objective, the Corporate Governance & Nominating Committee oversees a process by which the areas of experience and expertise that the Board needs over the medium-term are identified.

Barrick Gold Corporation | 2019 Circular	105

The table below shows those areas of experience and expertise and indicates the primary areas that the director nominees bring to our Board.

Mining Operations	✓					✓	✓

Health, Safety, and Environmental	✓					✓

Capital Allocation & Financial Acumen	✓	✓	✓	✓	✓	✓	✓	✓

Talent Development and Allocation & Partnership Culture	✓	✓	✓	✓	✓	✓		✓

M&A Execution	✓		✓	✓	✓		✓	✓

International Business Experience and Global Partnerships	✓	✓	✓	✓			✓	✓

Governmental and Regulatory Affairs & Community Relations	✓	✓			✓			✓

Risk Management	✓		✓	✓		✓	✓	✓

Descriptions of Areas of Experience and Expertise

•

Mining Operations: Experience at a senior level with mining operations including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through Best-in-Class operational standards, building operational leadership capabilities, and fostering innovation.

•

Health, Safety & Environmental: Knowledge of, or experience with, leading health, safety, and environmental practices and related requirements, including sustainable development and corporate responsibility practices and reporting.

•

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

•

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

•	M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

•

International Business Experience and Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory environments. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

•

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

•

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the major risk areas that the Company faces, and an ability to probe risk controls and exposures.

We believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure and maintain our license to operate, and those who have technical and operating expertise and financial and business acumen. Based on their assessment of the existing experience and strengths of the Board and the needs of the organization, the Corporate Governance & Nominating Committee and the Board determine the competencies, skills, and qualities they should seek in new Board members. In recommending nominees, the Corporate Governance & Nominating Committee assesses the ability to contribute to the effective management of the Company, taking into account the needs of the Company and

106	Barrick Gold Corporation | 2019 Circular

the individual’s background, experience, perspective, skills, and knowledge that are appropriate and beneficial to the Company. Consistent with Barrick’s Diversity Policy, the Committee and the Board also consider diversity criteria, such as gender, age, and ethnicity.

Nominees for membership to the Board are recommended to the Board by the Corporate Governance & Nominating Committee. In identifying candidates, the Committee consults broadly with the other members of the Board and retains external consultants to assist with sourcing the best available candidates and/or consult with key stakeholders. Throughout the director nomination process, the Committee provides updates to the Board and solicits input on candidates. New candidates are interviewed by members of the Committee and other directors as appropriate. The Committee ultimately submits recommendations on Board composition to the full Board, which approves the nominees for submission to shareholders and election to the Board.

Following the merger of Barrick and Randgold, which became effective on January 1, 2019, Barrick’s Board was reconstituted with nine directors, two-thirds of whom were appointed by Barrick and one-third of whom were appointed by Randgold. Regrettably, on February 28, 2019, shortly before this Circular was finalized, Ms. María Ignacia Benítez, an independent director of Barrick since April 2018, passed away. Due to the passing of María Ignacia Benítez, this Circular does not include a female director Board nominee. While this unfortunate and untimely event has set back our pursuit of greater gender diversity, the Corporate Governance & Nominating Committee is now actively looking for an equally compelling and qualified female candidate to appoint to the Board. As a result of the passing of Ms. Benítez, Barrick’s Board now consists of eight directors, each of whom is nominated for election at the Meeting. Our new Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick now operates. The new Board also leverages the experience and knowledge of both Barrick and Randgold to facilitate a seamless and effective transition at the newly merged company. Our newly reconstituted Board brings together diverse viewpoints and perspectives, and exhibits the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

Expectations of Directors

The Board has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees. These Guidelines set out how the Board should manage its affairs and perform its responsibilities. Among other things, the Guidelines establish a minimum attendance expectation for directors of 75% of all Board and committee meetings, subject to extenuating circumstances, a minimum share ownership requirement for directors, and a requirement that directors make every reasonable effort to attend our annual meeting of shareholders.

Majority Voting Policy

The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines, which are available on our website at www.barrick.com/about/governance. The majority voting policy provides that any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected.

The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the Board must accept the resignation absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce its determination by way of press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The director will not participate in any Committee or Board deliberations on their resignation offer. If a resignation is accepted, the Board may appoint a new director to fill the vacancy.

Term Limits

Barrick does not impose term limits on its directors and does not have a retirement age policy for directors as the Board believes that term limits and mandatory retirement are arbitrary mechanisms for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service or age. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution. Barrick’s annual performance review of directors assesses the strengths and weaknesses of directors and the contributions they make. In our view, this is a more meaningful way to evaluate the performance of directors and to make determinations about whether a director should be removed due to under-performance. See “Annual Performance Assessments” on page 114.

Independence

The Board believes that it must be independent of management to be effective. The Board has adopted director independence standards consistent with the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices and has adopted a policy that requires at least two-thirds of our directors to be independent. To be considered “independent”, the Board must make an affirmative determination, by resolution, that the director being reviewed has no material relationship with the Company

Barrick Gold Corporation | 2019 Circular	107

other than as a director, either directly or indirectly (such as a partner, shareholder, or officer of another entity that has a material relationship with the Company) that could reasonably be expected to interfere with the director’s ability to exercise independent judgment as a director. In each case, the Board broadly considers all relevant facts and circumstances. The threshold for independence is higher for members of the Audit & Risk Committee, as required by Canadian Security Administrators’ National Instrument 52-110 – Audit Committees and the NYSE Standards. All members of the Audit & Risk Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees.

Generally, a director will not be considered to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)

the director, or an immediate family member, has been within the last three years (but is no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)

an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance, or tax compliance (but not tax planning) practice;

(g)

a director, or an immediate family member, received more than Cdn $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)

a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on the company’s compensation committee; or

(i)

a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to, or received payments from, the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home. A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues. With the assistance of the Corporate Governance & Nominating Committee, the Board has considered the relationship to Barrick of each of the director nominees and has determined that six of the eight individuals nominated for election as directors at the Meeting are independent as shown in the following table.

Name	Executive Officer	Independent	Not Independent	Reason for Lack of Independence
Mark Bristow	✓		✓	President and Chief Executive Officer of the Company
Gustavo A. Cisneros		✓
Christopher L. Coleman		✓
J. Michael Evans		✓
Brian L. Greenspun		✓
J. Brett Harvey		✓
Andrew J. Quinn		✓
John L. Thornton	✓		✓	Executive Chairman of the Company

Outside Board Memberships and Interlocking Board Positions

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. The Company’s Corporate Governance Guidelines provide that directors should recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics.

108	Barrick Gold Corporation | 2019 Circular

The Board has adopted guidelines limiting the number of board interlocks that can exist at any time to two, and prohibiting any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. As of March 28, 2019, there are no board interlocks on our Board.

Other Independence Mechanisms

The Board has established other important governance policies and practices to enhance Board independence, including the following:

•	Each committee mandate provides that the committee may engage external advisors at Barrick’s expense.

•	To facilitate open and candid discussion among our directors, our Corporate Governance Guidelines mandate that:

•

an in camera session follows every Board meeting (including special meetings), at which the independent directors meet without the non-independent directors and without any other officers or employees present; and

•	the Lead Director presides at each of these sessions.

Diversity Initiatives

Diversity Policy

In 2015, consistent with its commitment to diversity on the Board and in senior leadership positions, Barrick adopted a written diversity policy. The policy does not establish any fixed targets regarding the representation of women on the Board or in senior leadership, including executive officer, positions because the Board does not believe that targets necessarily result in the identification or selection of the best candidates for Barrick’s highly specialized business. In addition, appointments of directors and senior leadership should be made, and should be perceived as being made, on the merits of the individuals, and having a fixed target could impede the application of this principle. Instead, the policy articulates the Company’s desire to promote better corporate governance and performance and effective decision-making by having a diverse range of views and considerations represented at the Board and senior leadership levels. In considering directors for election to the Board, the policy requires the Board and the Corporate Governance & Nominating Committee to consider diversity criteria more generally, such as age, ethnicity, and geographical and industry background. The policy requires similar considerations to be taken into account by the Board, the Executive Chairman, and the President and Chief Executive Officer in making senior leadership appointments. In addition, the Company’s diversity policy requires the Corporate Governance & Nominating Committee to consider and recommend, where appropriate, the implementation of initiatives to promote gender diversity at the Board and senior leadership levels. In particular, in order to improve the representation of women on the Board, the diversity policy specifically requires the Corporate Governance & Nominating Committee, when identifying and considering the selection of candidates for election or re-election to the Board, to consider the level of representation of women on the Board. Similarly, the diversity policy requires the Board, the Executive Chairman, and the President and Chief Executive Officer, when identifying and considering candidates for senior leadership positions, to consider the level of representation of women in senior leadership positions.

Every year, the Corporate Governance & Nominating Committee reviews the diversity policy and assesses the Company’s progress against its objectives. This review will enable the Corporate Governance & Nominating Committee, on an ongoing basis, to assess the effectiveness of the diversity policy. The results of the Corporate Governance & Nominating Committee’s assessment are set out below under the heading “Diversity Policy Assessment”.

Board Diversity

Following the merger of Barrick and Randgold, which became effective on January 1, 2019, Barrick’s Board was reconstituted with nine directors, two-thirds of whom were appointed by Barrick and one-third of whom were appointed by Randgold. Regrettably, on February 28, 2019, shortly before this Circular was finalized, Ms. María Ignacia Benítez, an independent director of Barrick since April 2018, passed away. While this unfortunate and untimely event has set back our pursuit of greater gender diversity, the Corporate Governance & Nominating Committee is now actively looking for an equally compelling and qualified female candidate to appoint to the Board. As a result of the passing of Ms. Benítez, Barrick’s Board now consists of eight directors, each of whom is nominated for election at the Meeting. Our new Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick now operates. The new Board also leverages the experience and knowledge of both Barrick and Randgold to facilitate a more seamless and effective transition at the newly merged company. Our newly reconstituted Board brings together diverse viewpoints and perspectives, and exhibits the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

As part of the identification and selection process for potential candidates for the Board, the Corporate Governance & Nominating Committee is mindful of the benefit of diversity on the Board and the need to maximize the effectiveness of the Board and its decision-making abilities. Gender diversity is only one element of diversity that the Board considers important. The Corporate Governance & Nominating Committee considers several aspects of diversity within the context of the Company’s needs and

Barrick Gold Corporation | 2019 Circular	109

objectives and its domestic and international operations, including each candidate’s background and experience, expertise, geographical representation, ethnicity, cultural background, disability, and age, as well as gender. The current Board members range in age from 50 to 73 years and have experience conducting business and operating in the very geographic regions where Barrick operates. In addition, our Board nominees possess a range of expertise and knowledge garnered through experiences in a broad range of industries, including mining, finance, real estate, media, government, oil and gas, and transportation. Accordingly, in searches for new directors, the Corporate Governance & Nominating Committee considers the level of female representation on the Board, along with ways in which diversity can be increased in other areas.

Senior Leadership Diversity

In addition to Board diversity, Barrick understands the benefits of a diversified workforce. While Barrick does not have a fixed target for the representation of women in executive officer positions, under its diversity policy Barrick is committed to promoting diversity (including gender diversity) among its senior leadership and will consider the level of female representation and the other indicia of diversity, outlined above, when deliberating on hires and promotions regarding all senior leadership positions, including executive officers.

In identifying and considering potential candidates for senior leadership, including executive officer appointments, the Board considers factors such as years of service, regional background, merit, experience, and qualifications. In addition, unlike the identification and selection process for the Board, the diversity of the Company’s senior leadership is driven by other factors, some of which are outside of the control of the Company, including the level of staff turnover, the times at which hiring and promotion opportunities arise, and the available pipeline of staff.

As of March 28, 2019, there are six women in vice-president roles at Barrick, comprising 15% of the Company’s vice-president group, and three of the Company’s executive officers are women (21%). Women comprise 13% of our Partners.

Diversity Policy Assessment

The Corporate Governance & Nominating Committee conducted an assessment of the diversity policy by comparing the diversity characteristics and profiles of the Board and executive team as of February 2019 relative to February 2018. The profile of the Board continues to represent a broad range of geographies, age groups, education, and experience. As noted above, Ms. María Ignacia Benítez regrettably passed away on February 28, 2019. At the date of this Circular, the search for an equally compelling female candidate to fill the position left vacant by Ms. Benítez was ongoing. Over time, as Barrick makes further changes to its Board, it will look to increase the Board’s diversity with a particular emphasis on adding additional women.

In 2019, the Board confirmed the appointments of three female partners to our Executive Committee. As of March 28, 2019, the percentage of female executive officers is 21% (i.e., 3 out of 14). The Company’s Human Resources function ensures that diverse candidates are considered for all executive roles and that when independent advisors are retained, they are instructed to present a diverse list of candidates. Since November 2016, Barrick has been a member of the 30% Club Canada, an organization that works with the business community to achieve better gender balance on the boards and senior leadership of Canadian companies. Like Barrick, the 30% Club Canada does not believe that setting mandatory quotas is the right approach to achieving greater gender balance. Rather, the organization, whose name comes from its aspirational goal for 30% of Canadian board seats to be held by women by 2022, is focused on building a strong foundation of business leaders who are committed to meaningful and sustainable gender balance in business leadership. Barrick supports this important objective. In furtherance of this objective, the Corporate Governance & Nominating Committee retained an independent advisor to identify additional director candidates for our Board and gave the advisor a specific mandate to propose diverse candidates, particularly women.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the Code) that applies to all of our directors, officers, employees, contract employees, and third party vendors. In 2017, the Code was revised and updated to make it less formal, more closely connected to our core values, and more user friendly by incorporating clear examples and a section of frequently asked questions. The Code embodies our commitment to conduct our business in accordance with the highest ethical standards and all applicable laws and regulations, industry practices, and international norms. The Code sets out fundamental principles that guide the Board in its deliberations and shape the Company’s business activities. The Code addresses, among other things:

•	compliance with laws, including laws prohibiting bribery and corruption;

•	respect for human rights;

•	accurate financial controls and records;

•	avoidance of conflicts of interest;

110	Barrick Gold Corporation | 2019 Circular

•	protection and proper use of Company assets;

•	confidentiality of information;

•	insider trading and non-disclosure of material, non-public information;

•	fairness in all our dealings;

•	health and safety in the workplace;

•	dignity and respect within working relationships; and

•	sound environmental practices.

The Code also deals with the reporting of potential violations of law and the Code. Barrick has established a toll-free compliance hotline and Internet web portal to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects our personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising, in good faith, concerns or questions regarding ethics or Code matters. Any waivers of the Code may generally only be granted by the President and Chief Executive Officer or the General Counsel. However, any waiver of the Code for executive officers may only be granted by the Board or a committee thereof, and will be disclosed to shareholders as required by applicable laws. To date, no waivers of our Code have been granted.

The Code was developed in consultation with the Corporate Governance & Nominating Committee. The Board monitors compliance with the Code through the Audit & Risk Committee, which receives periodic reports from management with respect to any reports of alleged violations of the Code and any corrective actions taken by the Company. Once each year, employees may be required to complete an acknowledgment confirming that they:

•	have received Code training;

•	understand and agree to abide by the requirements of the Code; and

•	are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

The Company has also implemented an online component to its Code training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

Our updated Code is available on Barrick’s website at www.barrick.com/about/governance and on SEDAR at www.sedar.com.

Conflict of Interest

In addition to the independence requirements described above, our Code, our Corporate Governance Guidelines, and the BCBCA specifically address conflicts of interest involving directors. Pursuant to the Code, all of our directors are required to act in the best interests of the Company and to avoid conflicts of interest. Directors may not use their position to obtain any improper benefit for themselves. Our directors may not serve as officers or directors of, or otherwise be engaged with, a competitor or potential or actual business partner of the Company without the prior written approval of the Executive Chairman and the Chair of the Corporate Governance & Nominating Committee.

Our Corporate Governance Guidelines provide that directors are required to advise the Executive Chairman and the Chair of the Corporate Governance & Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Division 3 of Part 5 of the BCBCA addresses conflicts of interest of a director of a British Columbia company, such as Barrick. Among other things, the BCBCA provides that a director of a corporation who: (a) has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose that interest. Disclosure must be in writing to the directors, must include the nature and extent of the disclosable interest and must be evidenced in a consent resolution, the minutes of a meeting or any other record deposited in the company’s records office. If a director has a disclosable interest in a contract or transaction proposed to be entered into with Barrick, the director may not vote on any resolution to approve the contract or transaction. The director is, however, entitled to be counted in the quorum for the Board meeting. The BCBCA contains a number of exemptions for particular situations, including certain contracts or transactions with wholly-owned subsidiaries, a contract of indemnity or insurance for the director, and contracts or transactions relating to the remuneration of the director in his or her capacity as a director, officer, agent or employee of the company or an affiliate.

Barrick Gold Corporation | 2019 Circular	111

Anti-Hedging Policy

The Company has a formal anti-hedging policy prohibiting all directors, officers, senior vice-presidents, vice-presidents, partners covered by the Partnership Plan and others from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation. Our anti-hedging policy ensures that our interests and the interests of our shareholders are one and the same.

Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms

The Audit & Risk Committee has established procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com/about/governance.

The Audit & Risk Committee has adopted the Audit Services Policy for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy, and professional standards and securities regulations governing auditor independence.

The Audit & Risk Committee has established a hiring policy for employees or former employees of the external auditor. Under our hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if: (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in, or established pursuant to, Section 206 of the Sarbanes-Oxley Act of 2002.

Board Orientation and Continuing Education

New members of the Board are provided with information about their roles, responsibilities, and duties as Board members, as well as information about the Company, its business, and the factors that affect its performance. They receive orientation packages that contain information concerning key legal requirements, the Company’s Articles, the duties and responsibilities of directors, the mandates of the Board and its committees, the Company’s key policies, including our Code, and copies of our public disclosure documents.

In addition to meeting with the Executive Chairman, the President and Chief Executive Officer, and the other members of senior management to discuss the nature and operation of our business, new directors participate in targeted orientation sessions, carried out over several hours, which address multiple topics that are critical to understanding our business. In 2018, these topics included:

•

Finance: The role of the Senior Executive Vice-President and Chief Financial Officer; the finance group’s key responsibilities; financial reporting processes; commercial planning and optimization; the role of the treasury group; the corporate tax function; information management and technology; risk management and assurance; and investor engagement.

•	Investment Management: A review of our capital allocation and project evaluation processes, and our approach to investment analysis.

•

Operations Overview: The role of Barrick’s operational risk oversight process; Barrick’s values; operational targets; business improvement initiatives; health and safety; environment; and major project overview.

•

License to Operate: Public perception of the industry; overview of government regulation; expectations of various constituencies (communities, investors, governments, and non-governmental organizations); industry considerations; evolution of corporate social responsibility at Barrick; and sustainability principles.

•	Risk Management and Assurance: Role of risk management and assurance; financial governance; the internal audit function; and operational management assurance.

•

Exploration and Growth: Barrick’s exploration profile and outlook; global summary of exploration projects and initiatives; Barrick’s exploration system; project selection processes; geochemistry; geophysics; drilling; modelling; and case study review.

•

Talent Management and Human Resources: Overview of Barrick’s approach to executive compensation; compensation philosophy; shareholder engagement; partner and non-partner compensation; and the Barrick Global Share Plan and the Barrick Share Purchase Plan.

112	Barrick Gold Corporation | 2019 Circular

•

Law Department Overview: The role played by the in-house corporate legal department in supporting Barrick’s business functions and global operations; legal risk management; litigation management; reporting obligations; key corporate policy review; and directors’ duties and responsibilities.

•

Legal Governance and Compliance Overview: Review of ethics and compliance governance structure, including internal policies, procedures, and reporting obligations; Barrick’s human rights and corruption risk profile; and internal compliance and ethical business conduct training programs.

•	Audit Approach: Introduction of the external auditing team, the approach to auditing and the interaction between the independent auditor and Barrick.

On an ongoing basis, directors:

•	receive a comprehensive package of information prior to each Board and committee meeting;

•	receive reports on the work of committees of the Board following committee meetings;

•

participate in information sessions at Board and committee meetings on specific aspects of our business operations such as key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities;

•	have full access to our senior management and employees;

•	receive updates as appropriate between Board meetings on matters that affect our business and operations;

•

participate in continuing education sessions that are incorporated, to the greatest extent practicable, into every regularly scheduled Board meeting and certain meetings of committees of the Board; and

•	are encouraged to participate in other available educational opportunities, at the Company’s expense, that would further their understanding of our business and enhance their performance on the Board.

Board Educational Sessions Held in 2018

The directors’ attendance at four educational sessions presented by management in 2018 is set out below.

Participating Directors(1)

Date	Topic of Educational Session
February 2018

Blockchain

Description of blockchain; increasing investment in blockchain across industries; implications for, and applicability of blockchain to, the mining industry; blockchain opportunities for Barrick

			✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓
April 2018

Evaluations

Role and composition of Barrick’s evaluation team; functional role of the evaluations process and approach for ranking opportunities; case study review of Barrick’s evaluation process (sales models, identification of synergies, and resource conversion); Barrick’s pipeline for growth opportunities

		✓	✓	✓		✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓
July 2018

Artificial Intelligence

Advances in artificial intelligence; role to be played by artificial intelligence; implications of artificial intelligence for businesses generally and uses for business processes

		✓	✓	✓		✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓
December 2018

Barrick/Randgold Integration

Goals of merged company; regional opportunities for unlocking value; short and long-term objectives; strategic considerations and priorities; optimization of sustainability initiatives; exploration opportunities; shareholder engagement; analysis of strengths and weaknesses; systems integration; enhancing partnerships; vision and culture

		✓	✓	✓			✓	✓	✓	✓		✓		✓		✓	✓	✓

(1)

In order to comply with the Canadian residency requirements under the Business Corporations Act (Ontario), Mr. Kevin Thomson – Senior Executive Vice-President, Strategic Matters and a Canadian resident – became a director on an interim basis between November 7, 2018 and November 27, 2018. No Board meetings or educational sessions were held during the period that Mr. Thomson was a director.

(2)	Ms. Benítez became a director on April 24, 2018. Ms. Benítez passed away on February 28, 2019.

(3)	Mr. Clow ceased to be a director on January 1, 2019.

Barrick Gold Corporation | 2019 Circular	113

(4)	Mr. Doer ceased to be a director on April 24, 2018.

(5)	Mr. Dushnisky ceased to be a director on August 31, 2018.

(6)	Ms. Hatter became a director on April 24, 2018. Ms. Hatter ceased to be a director on January 1, 2019.

(7)	Ms. Lockhart ceased to be a director on September 23, 2018.

(8)	Mr. Marcet ceased to be a director on January 1, 2019.

(9)	Dr. Moyo ceased to be a director on April 24, 2018.

(10)	Mr. Munk ceased to be a director on January 1, 2019.

(11)	Mr. Prichard ceased to be a director on January 1, 2019.

(12)	Mr. Shapiro ceased to be a director on January 1, 2019.

(13)	Mr. Thrasher ceased to be a director on January 1, 2019.

Annual Performance Assessments

Generally, the Board, its committees, and individual directors participate in an annual assessment process. For 2017, the Lead Director and the Chairman of the Corporate Governance & Nominating Committee jointly interviewed the directors to obtain feedback on priorities for 2018, the operation of the Board and its committees, and opportunities to enhance their effectiveness. The interviews included director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director, and the Committee Chairs. The results of the assessment process were reviewed with the Board in 2018. The Lead Director and the Chairman of the Corporate Governance & Nominating Committee provided individual feedback to directors based on the peer reviews. Due to the ongoing Merger process and associated governance changes, formal annual performance assessments were not conducted in 2018. The newly-constituted Board plans to recommence the annual performance assessment process in 2019.

Enhanced Clawback Policy

Barrick’s Clawback Policy was recently amended to subject incentive compensation paid or granted to the Executive Chairman; President and Chief Executive Officer; Senior Executive Vice-President and Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; other Named Partners; and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct had occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable. The full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

114	Barrick Gold Corporation | 2019 Circular

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the Board) is responsible for the stewardship of Barrick Gold Corporation (the Company) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to the senior executives. The Board relies on the senior executives to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities include:

Oversight of Management

1.	Adopting a succession planning process and participating in the selection, appointment, and development of the Executive Chairman, the Chief Executive Officer and other senior executives.

2.

Through the Corporate Governance & Nominating Committee and the Compensation Committee, adopting a process for the evaluation and compensation of the Executive Chairman, Chief Executive Officer, and other senior executives.

3.

Through the actions of the Board and its individual directors and through the Board’s interaction with and expectations of the senior executives, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the Executive Chairman, the Chief Executive Officer and other senior executives of the Company, and that the Executive Chairman, the Chief Executive Officer and other senior executives create a culture of integrity throughout the Company.

4.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

5.

Developing and approving position descriptions for each of the Executive Chairman and the Chief Executive Officer, and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

6.

Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

7.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

8.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

9.	Approving annual and, either directly or through the Audit & Risk Committee, quarterly financial statements and the release thereof by management.

10.

Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

Barrick Gold Corporation | 2019 Circular	115

Business Strategy

11.

Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

12.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

13.

Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

14.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

15.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

16.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the chairperson of the Corporate Governance & Nominating Committee.

Corporate Governance

17.

Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

18.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

19.	Ensuring that the Board receives from senior executives the information and input required to enable the Board to effectively perform its duties.

20.

Developing and approving position descriptions for each of the Lead Director and the Chairperson of each Board Committee and measuring the performance of those acting in such capacities against such position descriptions.

21.	Overseeing, through the Corporate Governance & Nominating Committee and the Lead Director, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

22.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

116	Barrick Gold Corporation | 2019 Circular

SCHEDULE C

KEY CHARACTERISTICS OF THE PERFORMANCE GRANTED SHARE UNIT (PGSU) PLAN

Characteristics	Description
Eligibility	Partners.
Maximum Potential Award

Awards under this plan are determined by multiplying: (a) a multiple, which varies by job level, of base salary (ranging from one to six times) determined annually by the Compensation Committee, and (b) a performance factor between 0% and 100% based on performance for the prior year evaluated using the Long-Term Company Scorecard.

Minimum Award	0% of Maximum Potential Award.
% of Total Long-Term Incentive	100% of Long-Term Incentive Awards.
Term

Vest 33 months from the date of grant for PGSUs, plus a requirement to hold Barrick Shares until termination of employment (and potentially for up to two years beyond termination, depending on the circumstances of termination).

Vesting Criteria

•   Vest 33 months from the date of grant, but subject to further holding restrictions. Barrick Shares cannot be sold until a partner retires or leaves the Company. See “Post-Vesting Treatment, Prohibitions, and Restriction Period” below for more detail.

•   Unless otherwise determined by the Compensation Committee, vest the earlier of three years from the date of grant (or if the third anniversary of a grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period) and the date that is 15 days prior to the expiry of the PGSU.

Committee Discretion

The Compensation Committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the Barrick Shares held by a participant, determined on a case-by-case basis, without shareholder approval.

The value of the Long-Term Incentive award is within the sole discretion of the Compensation Committee, and the Compensation Committee has authority to increase or reduce any award implied from the Long-Term Company Scorecard. Specifically, the Compensation Committee has the discretion to approve a different payout level from that calculated according to the Long-Term Company Scorecard to ensure that the payout is appropriate.

Pricing at Time of Grant

Conversion from dollar value to units based on the closing price of Barrick Shares on the trading day immediately preceding the date of grant on the TSX or NYSE, as applicable, or, if the date of grant occurs during a Blackout Period, the greater of the closing share price of Barrick Shares on the first trading date following the expiration of the Blackout Period, or the date preceding the grant date, on the TSX or NYSE, as applicable.

Dividend Equivalents

At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of Barrick Shares on the TSX or the NYSE, as applicable, on the vesting date (or, if the vesting date is not a trading day, then on the trading day immediately prior to the vesting date) multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable).

Post-Vesting Treatment, Prohibitions, and Restriction Period

•   When PGSUs vest, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third party administrative agent to purchase Barrick Shares on the open market.

•   Barrick Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging, and pledging prohibitions until termination of employment (Restriction Period).

•   Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Barrick Shares.

•   Restricted Shares are held by the third party administrative agent through termination of employment and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below.

Barrick Gold Corporation | 2019 Circular	117

Characteristics (cont’d)	Description (cont’d)
Treatment on Termination	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor).

•  Unvested PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor (as defined in the PGSU Plan) during the continued vesting period.

•  If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all PGSUs that have not vested at such time lapse and are forfeited.

• Prohibitions lapse and cease to apply to all Restricted Shares upon the termination of employment.
	Disability or Death	• Unvested PGSUs vest on the termination date or date of death, as applicable (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable.
	Resignation or Retirement Related to Joining, or Providing Services to, a Competitor or Termination With Cause.	• All unvested PGSUs lapse and are forfeited.

•  Prohibitions lapse and cease to apply to all Restricted Shares in three tranches:

-  50% of the Restricted Shares on the Termination Date;

-  25% of the Restricted Shares on the first anniversary of the Termination Date; and

-  25% of the Restricted Shares on the second anniversary of the Termination Date.

	Termination of Employment Without Cause Within Two Years Following a Change in Control.	• Unvested PGSUs vest on the termination date (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to Restricted Shares pursuant to a bona fide third party take-over bid provided that the take-over bid is successfully completed.
Dividend Equivalents	Dividends are credited or paid as and when declared.	• For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.

•  For Restricted Shares, dividends are paid in cash as and when declared on Barrick Shares (other than stock dividends or other distributions paid in the form of additional Barrick Shares, which shall be treated as Restricted Shares).

Form of Payment	On and beyond termination, the form of payment varies with unvested PGSUs and Restricted Shares.

•  Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings).

•  Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period.

• Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply.
Clawback	PGSUs are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)

The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer, or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

118	Barrick Gold Corporation | 2019 Circular

SCHEDULE D

KEY CHARACTERISTICS OF THE RESTRICTED SHARE UNIT (RSU) AWARDS

Characteristics	Description
Maximum Potential Award	100% of the target number of RSUs granted.
Minimum Award	100% of the target number of RSUs granted, subject to clawback.
Term	33 months (for RSUs granted in October 2017, October 2016, August 2015).
Vesting Criteria	Vest up to three years from the date of grant.
Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSUs at the time of grant, which may result in grants that vest in less than three years.
Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of Barrick Shares on the trading day immediately preceding the date of grant on the TSX.
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.
Payout Value

At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the average closing price in Canadian dollars of Barrick Shares on the TSX during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	The Compensation Committee has the discretion to designate the form of settlement for RSUs at the time of grant, which may result in grants settled in cash or in After-Tax Shares upon vesting.
Clawback	RSUs are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

Barrick Gold Corporation | 2019 Circular	119

BARRICK

MIX
Paper from responsible sources
FSC® C132107
FSC
www.fsc.org

DFIN